As filed with the Securities and Exchange Commission on October 1, 1996


                                                     Registration No. 333-5855

================================================================================

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------


                              AMENDMENT NO. 3 TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                    Under
                          THE SECURITIES ACT OF 1933


                               ---------------

                              STAGE STORES, INC.
            (Exact Name Of Registrant As Specified In Its Charter)

             Delaware                      76-0407711                       5311
  (State or other jurisdiction of       (I.R.S. Employer        (Primary Standard Industrial
  incorporation or organization)       Identification No.)      Classification Code Number)


       10201 Main Street, Houston, Texas 77025 Telephone: 713-667-5601
             (Address, including zip code, and telephone number,
      including area code, of registrant's principal executive offices)

                               ---------------

                               MR. CARL TOOKER
                              Stage Stores, Inc.
                              10201 Main Street
                             Houston, Texas 77025
                           Telephone: 713-667-5601
          (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)

                               ---------------

                                  Copies to:

     LANCE C. BALK, ESQ.          MARK A. STEGEMOELLER, ESQ.
       Kirkland & Ellis                Latham & Watkins
 Citicorp Center, 39th Floor       Sears Tower, Suite 5800
     153 East 53rd Street           233 South Wacker Drive
   New York, New York 10022        Chicago, Illinois 60606
   Telephone: 212-446-4800         Telephone: 312-876-7700

   Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                                 ---------------


   The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

===============================================================================

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.



                  SUBJECT TO COMPLETION, DATED OCTOBER 1, 1996



                              10,000,000 Shares
                           [LOGO Of STAGE STORES INC.]
                                 Common Stock
                               ($.01 par value)



                               ---------------
All of the shares of Common Stock (the "Common Stock") offered hereby (the
  "Offering") are being sold by Stage Stores, Inc. ("Stage Stores" or the
   "Company"). Prior to the Offering, there has been no public market for the Common Stock. It is anticipated that the initial public offering price will be between $14.00 and $16.00 per share. For information relating to the factors considered in determining the initial offering price to the public, see "Underwriting."



The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "STGE", subject to notice of issuance.


                               ---------------


For a discussion of certain factors that should be considered in connection with an investment in the Common Stock, see "Risk Factors" beginning on page
                                  12 herein.


                               ---------------


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
            COMMISSION PASSED UPON THE ACCURACY OR AD- EQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.



                                   Underwriting
                    Price to      Discounts and     Proceeds to
                     Public        Commissions       Company(1)
                  -------------    -------------   --------------
Per Share                 $               $                 $
Total(2)            $                $                $



(1)Before deduction of expenses payable by the Company estimated at $1,300,000.



(2)The Company and certain of the Company's stockholders named herein under "Over-Allotment Option" have granted the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,500,000 additional shares (up to 750,000 additional shares from the Company and up to 750,000 outstanding shares from the selling stockholders) to cover over-allotments of shares. If the option is exercised in full, the total Price to Public will be $_________, Underwriting Discounts and Commissions will be $____________, Proceeds to Company will be $___________ and Proceeds to Selling Stockholders will be $______.


================================================================================


   The shares are offered by the several Underwriters when, as and if issued by the Company, delivered to and accepted by the Underwriters and subject to their right to reject orders in whole or in part. It is expected that the
shares will be ready for delivery on or about             , 1996, against
payment in immediately available funds.



CS First Boston
                Bear, Stearns & Co. Inc.
                               Donaldson, Lufkin & Jenrette
                                  Securities Corporation
                                                      PaineWebber Incorporated



                 The date of this Prospectus is       , 1996.

(blank page)

(blank page)

                               [Pictures to come]


   IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.



   DURING THE OFFERING, CERTAIN PERSONS AFFILIATED WITH PERSONS PARTICIPATING IN THE DISTRIBUTION MAY ENGAGE IN TRANSACTIONS FOR THEIR OWN ACCOUNTS OR FOR THE ACCOUNTS OF OTHERS IN THE COMMON STOCK PURSUANT TO EXEMPTIONS FROM RULES 10b-6, 10b-7, AND 10b-8 UNDER THE SECURITIES EXCHANGE ACT OF 1934.

                               PROSPECTUS SUMMARY


   The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. References in this Prospectus to the Company shall, as the context requires, refer to Stage Stores, Inc. ("Stage Stores"), which was previously known as Apparel Retailers, Inc., together with its wholly-owned subsidiaries, including Specialty Retailers, Inc. ("SRI"). References to a particular year are to the Company's fiscal year which is the 52 or 53 week period ending on the Saturday closest to January 31 of the following calendar year (e.g., a reference to "1995" is a reference to the fiscal year ended February 3,
1996). The term pro forma refers to the basis described under "Unaudited Pro Forma Combined Financial Data." In addition, unless otherwise indicated, (i) the information in this Prospectus reflects a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering and (ii) the information contained herein assumes that the Underwriters' over-allotment option is not exercised. See "Underwriting."



                                 The Company


   The Company operates the store of choice for well known, national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of merchandise with a high level of customer service in convenient locations.


   The Company currently operates 314 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 20 states throughout the central United States. Approximately 77% of these stores are located in small markets and communities with as few as 4,000 people. The Company's store format (averaging approximately 18,000 total selling square feet) and merchandising capabilities enable the Company to operate profitably in small markets. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. For the twelve months ended February 3, 1996, the Company would have had pro forma sales and income before extraordinary item of $742.4 million and $20.7 million, respectively.


   Stage Stores' merchandise offerings include a carefully edited but broad selection of branded, moderately priced, fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1995 sales consisted of branded merchandise, including nationally recognized brands such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel.

   In recent years, the Company has undertaken several initiatives to realize the full potential of its unique franchise in small markets, including (i) recruiting a new senior management team, (ii) embarking on a store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions, (iii) continuing to refine the Company's retailing concept and (iv) closing unprofitable stores. As a result of these initiatives, the lower operating costs of small market stores, the benefits of economies of scale, and its highly automated facilities and sophisticated information systems, the Company has among the highest operating income margins in the apparel retailing industry.

Competitively Well Positioned


   As a result of its small market focus, Stage Stores generally faces less competition for brand name apparel because consumers in small markets generally have only been able to shop for branded merchandise in distant regional malls. In those small markets where the Company does compete for brand name apparel sales, such competition generally comes from local retailers, small regional chains and, to a lesser extent, national department stores. The Company believes it has a competitive advantage over local retailers and smaller regional chains due to its (i) economies of scale, (ii) strong vendor relationships, (iii) proprietary credit card program and (iv) sophisticated operating systems. The Company believes it has a competitive advantage in small markets over national department stores due to its (i) experience with smaller markets, (ii) ability to effectively manage merchandise assortments in a small store format and (iii) established operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, Stage Stores generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart.

Key Strengths

   The following factors serve as the Company's key strengths and distinguishing characteristics:

   Ability to Operate Profitably in Smaller Markets. In targeting small markets, the Company has developed a store format, generally ranging in size from 12,000 to 30,000 square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. This format, together with economies of scale in buying and merchandising, information systems, distribution and advertising, has enabled the Company to operate profitably in small markets. In 1995, the Company's small market stores open for at least one year generated a store contribution (operating profit before allocation of corporate overhead) as a percentage of sales of 18%, as compared to 12% for its larger market stores.

   Benefits of Strong Vendor Relationships. The Company's large store base offers major vendors a unique vehicle for accessing multiple small markets in a cost effective manner. The proliferation of media combined with the significant marketing efforts of these vendors has created significant demand for branded merchandise. However, the financial and other limitations of many local retailers have left vendors of large national brands with limited access to such markets. Further, these vendors, in order to preserve brand image, generally do not sell to national discounters. As a result, the Company is able to carry branded merchandise frequently not carried by local competitors. Additionally, the Company continuously seeks to expand its vendor base and has recently added nationally recognized brand names such as Polo, Dockers for Women, and Oshkosh, and fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis. In addition, the Company has successfully increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard programs provided to its smaller, regional competitors.


   Effective Merchandising Strategy. The Company's merchandising strategy is based on an in-depth understanding of its customers and is designed to accommodate the particular demographic profile of each store. Store layouts and visual merchandising displays are designed to create a friendly, modern, department store environment, which is frequently not found in small markets. The Company's strategy focuses on moderately priced merchandise categories of women's, men's and children's apparel, accessories, fragrances, cosmetics and footwear, which have traditionally experienced attractive margins. The Company utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, strong vendor relationships, effective merchandising systems and participation in the Associated Merchandising Corporation ("AMC") cooperative buying service enable it to compete effectively on both price and selection in its markets.


   Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach to position its stores as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it has a high level of customer awareness due to the small size of its markets, its aggressive advertising strategy and well developed corporate programs designed to encourage a high level of customer interaction and employee participation in local community activities.


   Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, the Company believes it experiences a higher percentage of proprietary credit card sales (55.6% of net sales in 1995) than most retailers. The Company considers its credit card program to be a critical component of its retailing concept because it (i) enhances customer loyalty by providing a service that few local and regional competitors or discounters offer, (ii) allows the Company to identify and regularly contact its best customers and (iii) creates a comprehensive database that enables the Company to implement detailed, segmented marketing and merchandising strategies for each store.


   Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. Each sales associate is evaluated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to charge customers and establishing consistent contact with customers in order to create the associate's own customer base. The Company continuously monitors the quality of its service by making over 3,000 calls each month to credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. The Company further extends its service philosophy to the design of the store, including installing call buttons in its fitting rooms and, in its small market stores, locating the store manager on the selling floor to increase accessibility to customers.


   Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. These systems have enabled the Company to effectively manage its inventory, improve sales productivity and reduce costs, and have contributed to its relatively high operating income margins.


Growth Strategy


   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company has initiated an aggressive growth strategy to capitalize on available opportunities in new markets through new store openings and strategic acquisitions. The Company opened 23 new stores and 45 acquired stores in 1995, has opened 25 new stores and acquired 34 stores to date in 1996, and expects to open approximately 10 additional new stores during the remainder of 1996. The Company's goal is to open at least 55 new stores in 1997.


   The following are the primary elements of the Company's strategy for profitable growth:

   New Store Openings in Smaller Markets. As part of its ongoing expansion program, the Company has identified over 600 additional markets in the central United States and contiguous states which meet its demographic and competitive criteria. All of these target markets are smaller communities, where the Company has historically experienced its highest profit margins.


   Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods, (ii) introducing its proven management systems, and (iii) consolidating overhead functions. This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall-Ladymon, Inc. ("Beall-Ladymon") in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended August 3, 1996 of $95.0 million, an increase of 78%. Over the same periods, store contribution more than doubled.



   In June 1996, the Company acquired Uhlmans Inc. ("Uhlmans"), a privately held retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores (the "Uhlmans Acquisition"). These stores are of similar size and merchandise content to the Company's existing stores and are compatible with the Company's retailing concept and growth strategy. For 1995, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. The Company believes significant opportunities are available to improve Uhlmans' financial results through the expansion of certain merchandise categories, the Company's lower merchandising costs, increased proprietary credit card-based sales, the implementation of the Company's operating systems and the elimination of duplicative central and administrative overhead.



   Expansion to Micromarkets. The Company recently began targeting its small market retailing concept towards communities with populations from 4,000 to 12,000 ("micromarkets"). These efforts are designed to capitalize on the Company's favorable operating experience in markets of this size. Stage Stores believes that micromarkets may offer a significant avenue for potential growth, because the Company is able to apply its existing successful store model in those micromarkets due to its ability to scale its store concept to the appropriate size (less than 12,000 gross square feet), the generally lower levels of competition and low labor and occupancy costs. The Company has identified approximately 1,200 potential micromarkets in the central United States and contiguous states which meet these criteria.

The Offering


Common Stock to be sold in the Offering           10,000,000 shares

Common Stock to be outstanding after the
  Offering (1)                                    22,520,892 shares

Use of proceeds                                   The net proceeds to be received by the Company from the
                                                  Offering are estimated to be approximately $139.7 million and will be used (i) to purchase for cash up to all of the
                                                  Company's outstanding 12-3/4% Senior Discount Debentures due
                                                  2005 (the "Senior Discount Debentures") in a tender offer
                                                  (the "Tender Offer") and to pay a consent fee for elimination or amendment of certain covenants in the Senior Discount
                                                  Debentures for an aggregate amount of approximately $135.0 million, (ii) to pay consent fees for amendments to certain covenants in the indebtedness of SRI and (iii) to pay a $2.0 million fee to terminate the Professional Services Agreement
                                                  (as defined). See "Use of Proceeds" and "Certain
                                                  Relationships and Related Transactions."

Proposed Nasdaq National Market symbol            "STGE"

---------------


(1) Includes 1,351,967 shares issuable upon the conversion of non-voting Class B Common Stock, $0.01 par value per share (the "Class B Common Stock"), which are convertible into Common Stock on a share-for-share basis, subject to certain restrictions. See "Description of Capital Stock." Excludes 1,511,523 shares that may be issued upon the exercise of options granted pursuant to the 1993 Stock Option Plan (as defined). See "Management--1993 Stock Option Plan."


   Prospective purchasers of the Common Stock offered hereby should carefully consider the "Risk Factors" immediately following this Prospectus Summary.

   The executive offices of the Company are located at 10201 Main Street, Houston, Texas 77025. The Company's telephone number is (713) 667-5601.

                     Summary Consolidated Historical and
               Pro Forma Combined Financial and Operating Data



   The following table sets forth summary consolidated historical and pro forma combined financial and operating data of the Company for the periods indicated. The Company's summary consolidated historical financial data were derived from the Company's Consolidated Financial Statements. The summary pro forma combined financial data were derived from the Unaudited Pro Forma Combined Financial Data of the Company and give effect to the Uhlmans Acquisition, including the issuance of the SRPC Notes (as defined), and the Offering (including a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering). The information in the table should be read in conjunction with "Selected Consolidated Historical Financial and Operating Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Combined Financial Data", the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans, included elsewhere in this Prospectus.


                                                                 Fiscal Year
                                           -----------------------------------------------------------------------
                                                                                                         Pro Forma
                                             1991        1992      1993(1)       1994      1995(2)       1995(2)
                                           --------    --------   ---------    --------   --------       ---------
                                                        (dollars in thousands, except per share and store data)
Statement of operations data:
Net sales                                  $447,142    $504,401    $557,422    $581,463    $682,624       $742,373
Gross profit                                135,569     154,265     172,579     182,804     214,277        229,498
Selling, general and administrative
  expenses                                  116,403     129,193     135,011     134,715     159,625        168,936
Service charge income(3)                     22,840      29,670      20,003       8,515      10,523         11,374
Store opening and closure costs                 255         120         199       5,647       3,689          3,689
Operating income(4)                          41,751      54,622      57,372      50,957      61,486         68,247
Net interest expense                         33,407      31,771      36,377      40,010      43,989         34,713
Income before extraordinary item              3,961      12,235      13,426       6,630      10,730         20,673
Pro forma earnings per common share(5)           --       --          --          --          --              0.91

Margin and other data:
Gross profit margin                            30.3%       30.6%       31.0%       31.4%       31.4%          30.9%
Selling, general and administrative
  expense rate                                 26.0%       25.6%       24.2%       23.2%       23.4%          22.8%
Operating income margin(4)                      9.3%       10.8%       10.3%        8.8%        9.0%           9.2%
Adjusted operating income margin(6)             8.1%        8.7%        8.4%        9.2%        9.4%           9.4%
Adjusted operating income(6)               $ 36,064    $ 43,680    $ 46,828    $ 53,677    $ 63,996        $70,036
Depreciation and amortization                10,049       9,065       9,259       9,997      12,816         13,712
Capital expenditures                          4,768       7,631       8,503      19,706      28,638             --

Store data:(7)
Comparable store sales growth:
 Bealls/Stage(8)                                4.1%        5.1%        7.2%        4.8%        3.3%            --
 Palais Royal                                  (2.8)%      (9.8)%       0.8%        1.7%        1.4%            --
 Total Company(9)                               2.9%        1.8%        6.3%        4.1%        0.8%(10)        --
Net sales per selling square foot:
 Bealls/Stage(8)                           $    113    $    118    $    129    $    138    $    142             --
 Palais Royal                                   228         191         200         205         203             --
 Total Company(9)                               138         138         149         157         157             --
Total selling square footage(11)              3,354       3,418       3,472       3,516       4,581             --
Number of stores open at end of
  period(12)                                    159         175         180         188         256            290

(RESTUBBED TABLE)

                                                           Six Months Ended
                                          -------------------------------------------------
                                                              August 3,         Pro Forma
                                           July 29, 1995         1996        August 3, 1996
                                          --------------    -------------    --------------
                                        (dollars in thousands, except per share and store data)
Statement of operations data:
Net sales                                     $296,931         $345,927         $362,443
Gross profit                                    92,838          108,704          112,697
Selling, general and administrative
  expenses                                      70,877           84,335           86,425
Service charge income(3)                         5,124            5,902            6,171
Store opening and closure costs                  1,176              301              301
Operating income(4)                             25,909           29,970           32,142
Net interest expense                            21,365           24,054           18,091
Income before extraordinary item                 2,659            3,520            8,563
Pro forma earnings per common share(5)              --               --             0.37

Margin and other data:
Gross profit margin                               31.3%            31.4%            31.1%
Selling, general and administrative
  expense rate                                    23.9%            24.4%            23.8%
Operating income margin(4)                         8.7%             8.7%             8.9%
Adjusted operating income margin(6)                8.5%             7.8%             8.0%
Adjusted operating income(6)                  $ 25,134         $ 27,128         $ 29,031
Depreciation and amortization                    5,721            6,844            7,148
Capital expenditures                            16,786           15,183            --

Store data:(7)
Comparable store sales growth:
 Bealls/Stage(8)                                   3.8%             7.7%           --
 Palais Royal                                      0.9%             6.2%           --
 Total Company(9)                                  0.5%             7.3%           --
Net sales per selling square foot:
 Bealls/Stage(8)                                 --               --               --
 Palais Royal                                    --               --               --
 Total Company(9)                                --               --               --
Total selling square footage(11)                 4,365            5,361            5,361
Number of stores open at end of
  period(12)                                       242              308              308

Balance sheet data (at end of period):
Working capital                                                $181,118         $204,808
Total assets                                                    463,240          473,534
Total long-term debt                                            425,353          308,354
Stockholders' (deficit) equity                                  (68,428)          56,451(13)

(END OF RESTUBBED TABLE)

                 Notes to Summary Consolidated Historical and
               Pro Forma Combined Financial and Operating Data



(1) During 1993, Stage Stores was formed and concurrently became the direct parent of SRI when the existing stockholders of SRI exchanged all of their common stock for common stock of Stage Stores. Concurrent with the formation of Stage Stores, the Company completed the refinancing of its existing debt and preferred stock (the "Refinancing"). As a result of the Refinancing, the Company recorded an after-tax extraordinary charge of $16.2 million.


(2) 1995 includes 53 weeks.

(3) Service charge income for 1993, 1994 and 1995 decreased as compared to levels achieved during 1991 and 1992 due to the sale of accounts receivable to the SRI Receivables Master Trust (the "Trust") established as part of the Refinancing in which the Company adopted an accounts receivable securitization program (the "Accounts Receivable Program"). Without giving effect to the Accounts Receivable Program, service charge income for 1993, 1994 and 1995 would have been $32.5 million, $35.2 million and $41.3 million, respectively. For a complete summary of the impact of the Company's proprietary credit card program and the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements, Note 6 below and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program."


(4) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the adoption of the Accounts Receivable Program (See Note 2 to the Company's Consolidated Financial Statements and Note 6 below) combined with a $5.2 million provision associated with the closure of a majority of the stores operated under the Fashion Bar name (the "Store Closure Plan") (substantially all of which were underperforming). See Note 4 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



(5) Pro forma earnings per common share reflects the impact of a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering.


(6) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs, and the positive impact on operating income of the Company's proprietary credit card program (including the Accounts Receivable Program).

                                                                              Fiscal Year
                                            ------------------------------------------------------------------------------
                                                                                                                 Pro Forma
                                              1991         1992         1993         1994          1995            1995
                                            --------     --------     --------     --------      --------        ---------
                                                                    (in thousands)
Operating income                             $41,751      $54,622      $57,372      $50,957      $61,486          $68,247
Plus: Store opening and closure costs            255          120          199        5,647        3,689            3,689
Less: Positive impact of proprietary
  credit card program
  on operating income                          5,942       11,062       10,743        2,927        1,179            1,900
                                             -------      -------      -------      -------      -------          -------
Adjusted operating income                    $36,064      $43,680      $46,828      $53,677      $63,996          $70,036
                                             =======      =======      =======      =======      =======          =======

(RESTUBBED TABLE)

                                                             Six Months Ended
                                             ------------------------------------------------
                                                July 29,        August 3,        Pro Forma
                                                  1995            1996         August 3, 1996
                                             -------------    -------------    --------------
                                                              (in thousands)
Operating income                                $25,909          $29,970          $32,142
Plus: Store opening and closure costs             1,176              301              301
Less: Positive impact of proprietary
  credit card program
  on operating income                             1,951            3,143            3,412
                                                -------          -------          -------
Adjusted operating income                       $25,134          $27,128          $29,031
                                                =======          =======          =======

(END OF RESTUBBED TABLE)

    The impact of the Company's proprietary credit card program (including the Accounts Receivable Program) on operating income is calculated as:
    (i) the reported service charge income less (ii) the servicing and bad debt costs reflected in the Company's selling, general and administrative expenses less (iii) the gain (or plus the loss) associated with the sale of receivables to the Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program" and Note 7 to Selected Consolidated Historical Financial and Operating Data.

    Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, the Company believes they are helpful in understanding the profitability of the Company's retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.

(7) Store data exclude Bealls stores scheduled to be closed under the Bealls 1988 store closure program, except as otherwise noted in Note 12 below, and also exclude the Fashion Bar stores included in the Store Closure Plan. Comparable store sales growth and net sales per selling square foot for 1995 have been determined based on a comparable fifty-two week period. Sales are considered comparable after a store has been in operation fourteen months. Net sales per selling square foot are calculated for stores open the entire year.

 (8) Excludes for all the periods presented the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994. Comparable stores sales growth and net sales per selling square foot for Bealls/Stage including these stores were:

                                                                                             Six Months Ended
                                                            Fiscal Year                    ---------------------
                                             ------------------------------------------    July 29,     August 3,
     Bealls/Stage                            1991     1992     1993      1994     1995      1995         1996
                                             -----    -----    -----     -----    -----    --------    ---------
     Comparable store sales growth            5.4%     6.7%     7.7%      4.6%     0.2%      0.3%         7.7%
     Net sales per selling square foot       $119     $125     $137      $146     $145        --           --

 (9) Total Company comparable store sales growth and net sales per selling square foot including the stores which were part of the Store Closure Plan were as follows:

                                                                                             Six Months Ended
                                                            Fiscal Year                    ---------------------
                                             ------------------------------------------    July 29,     August 3,
     Total Company                           1991     1992     1993      1994     1995      1995         1996
                                             -----    -----    -----     -----    -----    --------   ----------
     Comparable store sales growth            2.9%     1.8%     5.4%      3.2%     0.5%      0.4%         6.8%
     Net sales per selling square foot       $138     $138     $143      $151     $150        --           --

(10) Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, total Company comparable store sales growth for 1995 would have been 3.0%.

(11) Excludes data related to the stores which were included in the Store Closure Plan. Data is in thousands and is as of the end of the period.

(12) Number of stores open at the end of each period presented also exclude stores in the Store Closure Plan. Stores open at the end of 1992 and 1993 included one and six stores, respectively, which were previously excluded under the Bealls 1988 store closure program. Such stores are only included in the Company's results of operations subsequent to their removal from the Bealls 1988 store closure program. Both the Store Closure Plan and the Bealls 1988 store closure program were substantially completed before the end of 1995.


(13) Reflects non-recurring charges, net of tax, totalling approximately $14.8 million in connection with the early retirement of the Senior Discount Debentures and the write-off of related debt issue costs, the payment of consent fees for amendments to certain covenants in the indebtedness of SRI and the termination of the Professional Services Agreement (as defined).

                                  RISK FACTORS

   In addition to the other information contained in this Prospectus, prospective investors should carefully consider the following risk factors before making an investment in the Common Stock offered hereby.

Leverage and Restrictive Covenants


   Although the Company will use the proceeds from the Offering to reduce certain high-cost debt, the Company will remain significantly leveraged following the Offering. As of August 3, 1996, on a pro forma basis to give effect to the Offering, the Company's total consolidated indebtedness would have been $308.4 million and total stockholders' equity would have been $56.5 million. See "Capitalization."

   Due to the level of the Company's remaining indebtedness after giving effect to the Offering, any material adverse development affecting the business of the Company could significantly limit its ability to withstand competitive pressures and adverse economic conditions, to take advantage of expansion opportunities or other significant business opportunities that may arise, or to meet its obligations as they become due. The Company's debt that remains outstanding following the Offering will continue to impose operating and financial restrictions on the Company and certain of its subsidiaries. Such restrictions limit, among other matters, the Company's ability to incur additional indebtedness, to make dividend payments and to make capital expenditures. See Note 5 to the Company's Consolidated Financial Statements and "Description of Certain Indebtedness." The Company will begin to incur significant scheduled principal repayment obligations on its indebtedness beginning in 1999, and expects that it will be necessary to refinance this indebtedness upon the respective maturity of such debt through additional debt issuances or through additional equity financing. No assurance can be given that the Company will be able to obtain such financing, or that such financing will be available on favorable terms. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


Future Growth and Recent Acquisitions; Liquidity


   Key components of the Company's growth strategy are to (i) continue to identify and acquire new store locations where the Company believes it can operate profitably and (ii) identify and consummate strategic acquisitions. Such expansions and acquisitions could be material in size and cost. The Company's ability to achieve its expansion plans is dependent upon many factors, including the availability and permissibility under restrictive covenants of financing, general and market specific economic conditions, the identification of suitable markets, the availability and leasing of suitable sites on acceptable terms, the hiring, training and retention of qualified management and other store personnel and the integration of new stores into the Company's information systems and operations. As a result, there can be no assurance that the Company will be able to achieve its targets for opening new stores (including acquisitions) or that such new stores will operate profitably when opened or acquired. The Company recently completed the acquisition of Uhlmans; however, there can be no assurance that the Company will be able to successfully integrate the stores acquired or that they will operate profitably or as profitably as previously acquired stores. If the Company is unable to successfully locate or integrate new and acquired stores or operate them profitably, the Company's business and financial condition could be materially adversely affected.

   The Company's growth strategy may significantly expand the Company's capital expenditure and working capital requirements, and the Company's ability to meet such requirements may be adversely affected by the Company's level of indebtedness and the restrictive covenants contained therein, especially in periods of economic downturn.


Economic and Market Conditions; Seasonality


   Substantially all of the Company's operations are located in the central United States. In addition, many of the Company's stores are situated in small towns and rural environments that are substantially dependent upon the local economy. The retail apparel business is dependent upon the level of consumer spending, which may be adversely affected by an economic downturn or a decline in consumer confidence. An economic downturn, particularly in the central United States and any state (such as Texas) from which the Company derives a significant portion of its net sales, could have a material adverse effect on the Company's business and financial condition. The Company currently has seven stores located near the Texas-Mexico border and has plans to open several additional stores in that region. Economic conditions in Mexico, and particularly a significant devaluation of the Mexican peso, have adversely affected, and in the future may adversely affect, the Company's business and financial condition.

   The Company's success depends in part upon its ability to anticipate and respond to changing consumer preferences and fashion trends in a timely manner. Although the Company attempts to stay abreast of emerging lifestyle and consumer preferences affecting its merchandise, any sustained failure by the Company to identify and respond to such trends could have a material adverse effect on the Company's business and financial condition.

   The Company's business is seasonal and its quarterly sales and profits traditionally have been lower during the first three fiscal quarters of the year and higher during the fourth fiscal quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels. Any substantial decrease in sales for the last three months of the year could have a material adverse effect on the Company's business and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Competition


   The retail apparel business is highly competitive. Although competition varies widely from market to market, the Company faces substantial competition, particularly in its Houston area markets, from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources. Although the Company currently offers branded merchandise not available at certain other retailers (including large national discounters) in its small market stores, there can be no assurance that existing or new competitors will not begin to carry similar branded merchandise, which could have a material adverse effect on the Company's business and financial condition.


Dependence on Key Personnel


   The success of the Company depends to a large extent on its executive management team, including the Company's President and Chief Executive Officer, Carl Tooker. Although the Company expects to enter into employment agreements with each of the Company's executive officers prior to the completion of the Offering, it is possible that members of executive management may leave the Company, and such departures could have a material adverse effect on the Company's business and financial condition. The Company does not maintain key- man life insurance on any of its executive officers. See "Management."


Consumer Credit Risks


   Private Label Credit Card Portfolio. Sales under the Company's private label credit card program represent a significant portion of the Company's business, accounting for approximately 55.6% of the Company's net sales for 1995. In recent years (and continuing in the first six months of 1996), there have been substantial increases in the rate of charge-offs on the Company's accounts receivable. To date, aggregate increases in finance charges and late fee collections have more than offset the increases in charge-offs. However, further deterioration in the quality of the Company's accounts receivable portfolio or any adverse changes in laws regulating the granting or servicing of credit (including late fees and the finance charge applied to outstanding balances) could have a material adverse effect on the Company's business and financial condition. There can be no assurance that the rate of charge- offs on the Company's accounts receivable portfolio will not increase further or that increases in finance charges and late fee collections will continue to offset any such increases in charge-offs.

   Accounts Receivable Program. The Company currently securitizes substantially all of the receivables derived from its proprietary credit card accounts. Under the Accounts Receivable Program, the Company causes such receivables to be transferred to the Trust, which from time to time issues certificates to investors backed by such receivables. The Accounts Receivable Program has provided the Company with substantially more liquidity (through the issuance and sale of such certificates) than it would have had without this program. There can be no assurance that the Company will be able to continue to securitize its receivables in this manner. There can be no assurance that receivables will continue to be generated by credit card holders, or that new credit card accounts will continue to be established, at the rate historically experienced by the Company. Any decline in the generation of receivables or in the rate or pattern of cardholder payments on accounts could have a material adverse effect on the Company's business and financial condition. In addition, significant increases in the floating rates paid on investor certificates and/or significant deterioration in the performance of the Company's receivables portfolio could trigger an early repayment requirement, which could materially adversely affect liquidity. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounts Receivable Program."

   Interest Rate Risk. Although the Company is protected to a certain extent by interest rate caps, investors in the receivables-backed certificates of the Trust receive interest payments on such certificates based on a floating rate. If the interest rate on these certificates increases, the profitability of the Company's Accounts Receivable Program and the Company's operating income could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Accounts Receivable Program."

Control by Existing Stockholders


   Upon consummation of the Offering, Bain Capital ("Bain") and certain of its affiliates will beneficially own 22.1%, Acadia Partners, L.P. ("Acadia") and certain of its affiliates will beneficially own 14.7%, Court Square Capital Limited ("Court Square"), a subsidiary of Citicorp Banking Corporation ("Citicorp"), will beneficially own 7.2% (assuming conversion of all shares of Class B Common Stock to shares of Common Stock) and Bernard Fuchs, the Company's Chairman, will beneficially own 4.7% of the Company's outstanding Common Stock. To the knowledge of the Company, upon consummation of the Offering, there will be no agreements among the Company's principal stockholders relating to the voting of Common Stock or otherwise relating to corporate governance issues. Upon consummation of the Offering, if such parties were to vote their shares together, such parties would possess 48.7% of the combined voting power of the Company's Common Stock and would be in a position to significantly influence the affairs of the Company and the outcome of all matters requiring a stockholder vote, including the election of the Board of Directors. See "Principal Stockholders" and "Management."


Dilution


   Based upon an assumed public offering price of $15.00 per share, the Offering will result in immediate and substantial dilution of $14.56 per share of the Common Stock to investors purchasing shares of Common Stock. See "Dilution."


Absence of Public Market and Possible Volatility of Stock Price


   Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for trading on the Nasdaq National Market, there can be no assurance that an active trading market for the Common Stock will develop or be sustained. The initial public offering price of the Common Stock offered hereby will be determined by negotiations among the Company and the representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. The market price for shares of the Common Stock may be volatile and may fluctuate based upon a number of factors, including, without limitation, business performance of the Company and the retail sector, news announcements or changes in general market and economic conditions. See "Underwriting."


Shares Eligible for Future Sale


   Upon completion of the Offering, the Company will have 22,520,892 shares of common stock outstanding. The shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless held by an "affiliate" of the Company, as that term is defined under Rule 144 of the Securities Act, which shares will be subject to the resale limitations of Rule 144. In addition, certain existing stockholders, including holders of restricted Common Stock, have registration rights with respect to Common Stock held by them. Beginning 90 days following the Offering, 12,125,792 shares of Common Stock will be eligible for sale subject to certain volume and other limitations of Rule 144 under the Securities Act applicable to "affiliates" of the Company. In connection with the Offering, stockholders holding in the aggregate 11,394,782 shares (or 50.6% of the total outstanding common stock after the Offering) have agreed not to sell or otherwise dispose of any shares for a period of 180 days from the date of this Prospectus, and the Company has agreed not to sell any shares (other than shares sold by the Company in the Offering or issuances by the Company of certain employee stock options and shares covered thereby) for a period of 180 days from the date of this Prospectus, without the prior written consent of CS First Boston Corporation. No prediction can be made as to the effect that market sales of shares of Common Stock or the availability of shares of Common Stock for sale will have on the market price of the Common Stock from time to time. The sale of a substantial number of shares held by the existing stockholders, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the Common Stock and could materially impair the Company's future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale" and "Underwriting."

   The Company intends to file a registration statement on Form S-8 under the Securities Act to register the sale of the 1,894,540 shares of Common Stock reserved for issuance under the 1993 Stock Option Plan (as defined) and the Incentive Plan (as defined). As a result, any shares issued upon exercise of stock options granted under such plans will be available, subject to limitations on sales by affiliates under Rule 144, for resale in the public market after the effective date of such registration statement, subject to applicable lock-up arrangements. See "Management--1993 Stock Option Plan" and "Management--1996 Equity Incentive Plan."


Restriction on Payment of Dividends on Common Stock


   Since its inception, the Company has not customarily declared or paid any regular cash or other dividends on the Common Stock other than in connection with the Distribution (as defined) and does not expect to pay cash dividends for the foreseeable future. The indentures governing SRI's indebtedness generally restrict the ability of SRI to make payments to the Company, which effectively limits the ability of the Company to pay dividends. The Company's credit agreements also contain restrictive covenants that restrain the Company from paying dividends. See "Dividend Policy" and "--Leverage and Restrictive Covenants."


Anti-Takeover Provisions

   Certain provisions of the Company's certificate of incorporation and by-laws may inhibit changes in control of the Company not approved by the Company's board of directors (the "Board of Directors" or the "Board") and could limit the circumstances in which a premium may be paid for the Common Stock in proposed transactions or a proxy contest for control of the Board. These provisions include (i) a prohibition on stockholder action through written consents, (ii) advance notice requirements for stockholder proposals and nominations, (iii) limitations on the ability of stockholders to amend, alter or repeal certain provisions of the Company's certificate of incorporation and by-laws, (iv) the authority of the Board to issue, without stockholder approval, preferred stock (of which 2,500 shares are authorized) with such terms as the Board may determine and (v) a "fair price" provision pursuant to which certain transactions involving an interested stockholder and the Company require super-majority shareholder approval. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

                                USE OF PROCEEDS


   The net proceeds to be received from the sale of the 10,000,000 shares of Common Stock by the Company in the Offering (after deducting the underwriting discounts and estimated expenses of the Offering) are estimated to be approximately $139.7 million, based on an assumed initial public offering price of $15.00 per share. The Company intends to use such net proceeds (i) to purchase, through the Tender Offer, up to all of the Senior Discount Debentures, and pay a consent fee for elimination and amendment of certain covenants in the Senior Discount Debentures for an aggregate amount of approximately $135.0 million, (ii) to pay consent fees for amendments to certain covenants in the indebtedness of SRI and (iii) to pay a $2.0 million fee to terminate the Professional Services Agreement (as defined). The Company will receive no proceeds from the sale of shares by the selling stockholders if the Underwriters' overallotment option is exercised. See "Description of Certain Indebtedness--Long-Term Indebtedness--Senior Discount Debentures" and "Certain Relationships and Related Transactions."



                               DIVIDEND POLICY


   Since its inception, the Company has not declared or paid any regular cash or other dividends on its Common Stock other than in connection with the Distribution, and does not expect to pay cash dividends for the foreseeable future. The Company anticipates that for the foreseeable future, earnings will be reinvested in the business and used to service indebtedness. The Company's existing indebtedness limits its ability to pay dividends. The declaration and payment of dividends by the Company are subject to the discretion of the Board. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions under its current indebtedness and other factors deemed relevant by the Board. See "Risk Factors--Leverage and Restrictive Covenants" and "--Restriction on Payment of Dividends on Common Stock."

                                 CAPITALIZATION


   The following table sets forth the historical consolidated capitalization of the Company at August 3, 1996 and adjusted to give pro forma effect to the Offering. This presentation should be read in conjunction with the Company's Consolidated Financial Statements, the Unaudited Pro Forma Combined Financial Data of the Company, the Selected Consolidated Historical Financial and Operating Data and other information appearing elsewhere in this Prospectus.


                                                         August 3, 1996
                                                  ---------------------------
                                                  Historical        Pro Forma
                                                  ----------        ---------
                                                         (in thousands)
Long-term debt, including current portion:
 Revolving credit agreement(1)                     $  7,500         $  7,500
 Senior Discount Debentures, net(2)                 116,999            --
 Senior Notes                                       130,000          130,000
 Senior Subordinated Notes, net(2)                  116,606          116,606
 SRPC Notes                                          30,000           30,000
 Other long-term debt                                24,248           24,248
                                                   --------         --------
  Total long-term debt                              425,353          308,354
Stockholders' equity (deficit)(3)                   (68,428)          56,451(4)
                                                   --------         --------
  Total capitalization                             $356,925         $364,805
                                                   ========         ========


---------------


(1) The Company currently has a revolving credit agreement under which it may draw up to $25.0 million with an additional seasonal availability of $10.0 million from August 15 through January 15 of each year. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."


(2) The Senior Discount Debentures and the Senior Subordinated Notes have unamortized original issue discounts of $32.1 million and $1.6 million, respectively.



(3) Following the consummation of the Offering, the authorized capitalization of the Company will consist of (i) 75,000,000 shares of Common Stock, of which 21,168,925 shares will be outstanding, (ii) 3,000,000 shares of non-voting Class B Common Stock, of which 1,351,967shares will be issued and outstanding and (iii) 2,500 shares of Preferred Stock, par value $1.00 per share, of which no shares will be outstanding. Options to purchase 1,511,523 shares of Common Stock will be outstanding immediately following consummation of the Offering. See "Description of Capital Stock."



(4) Reflects non-recurring charges, net of tax, totalling approximately $14.8 million in connection with the early retirement of the Senior Discount Debentures and the write-off of related debt issue costs, the payment of consent fees for amendments to certain covenants in the indebtedness of SRI and the termination of the Professional Services Agreement.

                                    DILUTION


   The net tangible book value of the Company as of August 3, 1996, without giving effect to the Offering, but giving effect to a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering, was approximately $(115.0) million, or $(9.19) per share of common stock. Net tangible book value per share represents the amount of the Company's total tangible assets less its total liabilities, divided by the number of shares of common stock outstanding. After giving effect to the receipt of $139.7 million of estimated net proceeds from the sale by the Company of shares of common stock in the Offering and the use of such net proceeds as described under "Use of Proceeds", the pro forma net tangible book value of the Company at August 3, 1996 would have been approximately $9.9 million, or $0.44 per share of common stock. This represents an immediate increase in net tangible book value of $9.63 per share to the existing stockholders and an immediate net tangible book value dilution of $14.56 per share to new investors purchasing shares in the Offering.


   The following table illustrates this dilution:

 Assumed initial public offering price per share                                          $15.00
 Net tangible book value per share,
   without giving effect to the Offering                                        $(9.19)
 Increase in pro forma net tangible book value per share attributable to new
   investors                                                                      9.63
                                                                                ------
Pro forma net tangible book value per share after the Offering                              0.44
                                                                                          ------
Dilution per share to new investors                                                       $14.56
                                                                                          ======


   The foregoing computations assume no exercise of stock options. As of September 20, 1996, there were 1,255,761 options with exercise prices below the initial public offering price to purchase shares of Common Stock at a weighted average exercise price of approximately $3.57 per share. If all of such options had been exercised at August 3, 1996, the net tangible book value per share of common stock, without giving effect to the Offering but giving effect to the reverse stock split at such date, would have been $(8.02) and the pro forma net tangible book value per share after giving effect to the Offering and the reverse stock split would have been $0.60, representing an immediate dilution to new investors of $14.40 per share and an immediate increase in net tangible book value of $8.62 per share attributable to the Offering.

                        SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA


   The following table sets forth selected consolidated historical financial and operating data of the Company for the periods indicated. The Company's selected consolidated historical financial data were derived from the Company's Consolidated Financial Statements. The data for the unaudited six-month periods ended July 29, 1995 and August 3, 1996, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results of the interim periods. The Company's business is seasonal and the results of operations for these six-month periods are not necessarily indicative of the results expected for a complete fiscal year or any other interim period. The information in the table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans, included elsewhere in this Prospectus.





                                                                                                                Six Month Ended
                                                                       Fiscal Year                           ---------------------
                                                    ----------------------------------------------------     July 29,     August 3,
                                                      1991       1992      1993(1)     1994      1995(2)       1995         1996
                                                    --------   --------   --------   --------   --------     --------     --------
                                                                   (dollars in thousands, except per share and store data)
Statement of operations data:
Net sales                                           $447,142   $504,401   $557,422   $581,463   $682,624     $296,931     $345,927
Cost of sales and related buying, occupancy and
  distribution expenses                              311,573    350,136    384,843    398,659    468,347      204,093      237,223

Gross profit                                         135,569    154,265    172,579    182,804    214,277       92,838      108,704
Selling, general and administrative expenses         116,403    129,193    135,011    134,715    159,625       70,877       84,335
Service charge income(3)                              22,840     29,670     20,003      8,515     10,523        5,124        5,902
Store opening and closure costs                          255        120        199      5,647      3,689        1,176          301
                                                    --------   --------   --------   --------   --------     --------     --------
Operating income(4)                                   41,751     54,622     57,372     50,957     61,486       25,909       29,970
Other non-operating income (expense)                     359     (2,276)     --         --         --           --           --
Net interest expense(5)                               33,407     31,771     36,377     40,010     43,989       21,365       24,054
                                                    --------   --------   --------   --------   --------     --------     --------
Income before income tax and extraordinary item        8,703     20,575     20,995     10,947     17,497        4,544        5,916
Income tax expense                                     3,993      8,340      7,569      4,317      6,767        1,885        2,396
                                                    --------   --------   --------   --------   --------     --------     --------
Income before extraordinary item                       4,710     12,235     13,426      6,630     10,730        2,659        3,520
Minority interest expense                               (749)     --         --         --         --           --            --
Extraordinary item                                     --         --       (16,208)      (308)     --           --            --
                                                    --------   --------   --------   --------   --------     --------     --------
Net income (loss)                                   $  3,961   $ 12,235   $ (2,782)  $  6,322   $ 10,730     $  2,659      $ 3,520
                                                    ========   ========   ========   ========   ========     ========     ========
Earnings (loss) per common share(6)                 $   0.10   $   0.77   $  (0.39)  $   0.48   $   0.80     $   0.20      $  0.26
                                                    ========   ========   ========   ========   ========     ========     ========
Margin and other data:
Gross profit margin                                     30.3%      30.6%      31.0%      31.4%      31.4%        31.3%       31.4%
Selling general and administrative expense rate         26.0%      25.6%      24.2%      23.2%      23.4%        23.9%       24.4%
Operating income margin(4)                               9.3%      10.8%      10.3%       8.8%       9.0%         8.7%        8.7%
Adjusted operating income margin(7)                      8.1%       8.7%       8.4%       9.2%       9.4%         8.5%        7.8%
Adjusted operating income(7)                        $ 36,064   $ 43,680   $ 46,828   $ 53,677   $ 63,996     $ 25,134      $27,128
Depreciation and amortization                         10,049      9,065      9,259      9,997     12,816        5,721        6,844
Capital expenditures                                   4,768      7,631      8,503     19,706     28,638       16,786       15,183

Store data:(8)
Comparable store sales growth:
 Bealls/Stage(9)                                         4.1%       5.1%       7.2%       4.8%       3.3%         3.8%        7.7%
 Palais Royal                                           (2.8)%     (9.8)%      0.8%       1.7%       1.4%         0.9%        6.2%
 Total Company(10)                                       2.9%       1.8%       6.3%       4.1%       0.8%(11)      0.5%       7.3%
Net sales per selling square foot:
 Bealls/Stage(9)                                    $    113   $    118   $    129   $    138   $    142        --            --
 Palais Royal                                            228        191        200        205        203        --            --
 Total Company(10)                                       138        138        149        157        157        --            --
Total selling square footage(12)                       3,354      3,418      3,472      3,516      4,581        4,365       5,361
Number of stores open at end of period(13)               159        175        180        188        256          242         308

Balance sheet data (at end of period):
Working capital                                     $200,050   $214,430   $156,782   $148,229   $170,108     $161,658     $181,118
Total assets                                         365,381    403,824    347,055    369,730    412,333      394,945      463,240
Long-term debt                                       298,266    296,587    347,468    349,775    380,039      372,972      425,353
Redeemable preferred stock                            15,200     17,500      --         --         --           --         --
Stockholders' (deficit)(14)                          (19,500)    (9,605)   (87,727)   (81,193)   (72,314)     (78,297)     (68,428)

                   NOTES TO SELECTED CONSOLIDATED HISTORICAL
                         FINANCIAL AND OPERATING DATA

(1) During 1993, Stage Stores was formed and concurrently became the direct parent of SRI when the existing stockholders of SRI exchanged all of their common stock for common stock of Stage Stores. Concurrent with the formation of Stage Stores, the Company completed the Refinancing. As a result of the Refinancing the Company recorded an after-tax extraordinary charge of $16.2 million.

(2) 1995 includes 53 weeks.

(3) Service charge income for 1993, 1994 and 1995 decreased as compared to levels achieved during 1991 and 1992 due to the sale of accounts receivable to the Trust as part of the Accounts Receivable Program. Without giving effect to the Accounts Receivable Program, service charge income for 1993, 1994 and 1995 would have been $32.5 million, $35.2 million and $41.3 million, respectively. For a complete summary of the impact of the Company's proprietary credit card program and the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements, Note 7 below and "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program."

(4) Operating income and operating income margin decreased during 1994 compared to 1993 due primarily to the impact of the adoption of the Accounts Receivable Program (See Note 2 to the Company's Consolidated Financial Statements and Note 7 below) combined with a $5.2 million provision associated with the Store Closure Plan. See Note 4 to the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Store Closure Plan."

(5) Net interest expense includes $6.8 million, $5.2 million and $2.4 million for 1991, 1992 and 1993, respectively, that represented the interest expense associated with the Company's accounts receivable facility outstanding prior to the adoption of the Accounts Receivable Program.


(6) Earnings (loss) per common share for 1993 includes the impact of the extraordinary item associated with the Refinancing which reduced earnings per common share by $1.24. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common stock options issued during the twelve months prior to the Offering have been included in the calculation of earnings (loss) per common share as if such options were outstanding during 1993, 1994, 1995 and the six months ended August 3, 1996. Historical earnings (loss) per common share does not reflect the impact of a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering.


(7) Adjusted operating income represents operating income adjusted to eliminate store opening and closure costs and the positive impact on operating income of the Company's proprietary credit card program (including the Accounts Receivable Program) as follows.

                                                                         Fiscal Year                         Six Months Ended
                                                       ----------------------------------------------    ------------------------
                                                                                                           July 29,     August 3,
                                                        1991      1992      1993      1994      1995        1995         1996
                                                       ------    ------    ------    ------    ------    -----------   ----------

                                                                                      (in thousands)
    Operating income                                  $41,751   $54,622   $57,372   $50,957   $61,486     $25,909       $29,970
    Plus: Store opening and closure cost                  255       120       199     5,647     3,689       1,176           301
    Less: Positive impact of proprietary credit
      card program on operating income                  5,942    11,062    10,743     2,927     1,179       1,951         3,143
                                                      -------   -------   -------   -------   -------     -------       -------

    Adjusted operating income                         $36,064   $43,680   $46,828   $53,677   $63,996     $25,134       $27,128
                                                      =======   =======   =======   =======   =======     =======       =======


    The impact of the Company's proprietary credit card program (including the Accounts Receivable Program) on operating income is calculated as:
    (i) the reported service charge income less (ii) the servicing and bad debt costs reflected in the Company's selling, general and administrative expenses less (iii) the gain (or plus the loss) associated with the sale of receivables to the Trust. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General--Accounts Receivable Program."

                                                                                                               Six Months Ended
                                                                             Fiscal Year                      ----------------------
                                                      ------------------------------------------------------   July 29,    August 3,
                                                        1991       1992       1993        1994        1995      1995        1996
                                                      --------   --------   --------    --------    --------  ---------    ---------
                                                                                          (in thousands)
Service charge income:
 Consolidated                                         $ 22,840   $ 29,670   $ 32,547    $ 35,183    $ 41,321   $ 19,228    $ 23,968
 Certificateholders' portion                              --         --       12,544      26,668      30,798     14,104      18,066
                                                      --------   --------   --------    --------    --------   --------    --------
 Reported service charge income (i)                     22,840     29,670     20,003       8,515      10,523      5,124       5,902
                                                      --------   --------   --------    --------    --------   --------    --------
Servicing and bad debt costs:
 Consolidated                                           16,898     18,608     21,374      22,504      28,551     11,158      15,215
 Certificateholders' portion                              --         --        8,814      15,956      19,400      7,290      10,766
                                                      --------   --------   --------    --------    --------   --------    --------
 Reported in selling, general and
   administrative expenses (ii)                         16,898     18,608     12,560       6,548       9,151      3,868       4,449
Loss (gain) on sale of receivables:
  Certificateholders' portion of service
   charge income                                          --         --       12,544      26,668      30,798     14,104      18,066
  Certificateholders' portion of servicing
   and bad debt costs                                     --         --        8,814      15,956      19,400      7,290      10,766
  Return to Certificateholders                            --         --        3,219       8,200      11,529      5,547       5,629
  Other                                                   --         --       (2,789)      1,552          62        572         (19)
                                                      --------   --------   --------    --------    --------   --------    --------
  Total (gain) loss on sale of receivables (iii)          --         --       (3,300)       (960)        193       (695)     (1,690)
                                                      --------   --------   --------    --------    --------   --------    --------
  Total positive impact of proprietary credit
    card program on operating income [(i)-(ii)
    -(iii)]                                           $  5,942   $ 11,062   $ 10,743    $  2,927    $  1,179   $  1,951    $  3,143
                                                      ========   ========   ========    ========    ========   ========    ========

     Although adjusted operating income and adjusted operating income margin do not represent operating income or any other measure of financial performance under generally accepted accounting principles, the Company believes they are helpful in understanding the profitability of the Company's retailing operations prior to the impact of its credit card program, the Accounts Receivable Program and store opening and closure costs.

 (8) Store data exclude Bealls stores scheduled to be closed under the Bealls 1988 store closure program, except as otherwise noted in Note 12 below and also exclude the Fashion Bar stores included in the Store Closure Plan. Comparable store sales growth and net sales per selling square foot for 1995 have been determined based on a comparable fifty-two week period. Sales are considered comparable after a store has been in operation fourteen months. Net sales per selling square foot are calculated for stores open the entire year.

 (9) Excludes for all the periods presented the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994. Comparable stores sales growth and net sales per selling square foot for Bealls/Stage including these stores were:

                                                                                             Six Months Ended
                                                            Fiscal Year                   ---------------------
                                             ------------------------------------------   July 29,     August 3,
     Bealls/Stage                            1991     1992     1993      1994     1995      1995         1996
                                             -----    -----    -----     -----    -----   --------     ---------
     Comparable store sales growth            5.4%     6.7%     7.7%      4.6%     0.2%      0.3%         7.7%
     Net sales per selling square foot       $119     $125     $137      $146     $145        --           --

(10) Total Company comparable store sales growth and net sales per selling square foot including the stores which were part of the Store Closure Plan were as follows:

                                                                                             Six Months Ended
                                                            Fiscal Year                   ---------------------
                                             ------------------------------------------   July 29,     August 3,
     Total Company                           1991     1992     1993      1994     1995      1995         1996
                                             -----    -----    -----     -----    -----   --------    ---------
     Comparable store sales growth            2.9%     1.8%     5.4%      3.2%     0.5%      0.4%         6.8%
     Net sales per selling square foot       $138     $138     $143      $151     $150        --           --

(11) Excluding the six Bealls stores located on the border of Mexico which were adversely affected by the peso devaluation in 1994, total Company comparable store sales growth for 1995 would have increased to 3.0%.

(12) Excludes data related to the stores which were in the Store Closure Plan. Data is in thousands and is as of the end of the period.

(13) Number of stores open at the end of each period presented also exclude stores in the Store Closure Plan. Stores open at the end of 1992 and 1993 included one and six stores, respectively, which were previously excluded under the Bealls 1988 store closure program. Such stores are only included in the Company's results of operations subsequent to their removal from the store closure program. Both the Store Closure Plan and the Bealls 1988 store closure program were substantially completed before the end of 1995.


(14) Beginning in 1993, Stockholders' deficit includes the impact of the extraordinary charge associated with the Refinancing ($16.2 million) and the dividend associated with a cash distribution (the "Distribution") to the Company's stockholders ($74.8 million).

                  UNAUDITED PRO FORMA COMBINED FINANCIAL DATA


   The following unaudited pro forma combined financial data give effect to the Uhlmans Acquisition, the issuance of the SRPC Notes, the application of the net proceeds of the Offering and a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering. The unaudited pro forma financial data are based on the historical consolidated financial statements for the Company, the historical financial statements of Uhlmans and the assumptions and adjustments described in the accompanying notes. The unaudited pro forma combined statements of operations were prepared as if the transactions described above had occurred at the beginning of the earliest period presented and do not (i) purport to represent what the Company's results of operations actually would have been if the Uhlmans Acquisition and the Offering had occurred as of the dates indicated or will be for any future periods or (ii) give effect to certain non-recurring charges expected to result from the application of the net proceeds of the Offering. The unaudited pro forma financial data are based upon assumptions deemed appropriate by the management of the Company. The unaudited pro forma combined financial data should be read in conjunction with the Company's Consolidated Financial Statements and the Financial Statements of Uhlmans included elsewhere in this Prospectus.



             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                         YEAR ENDED FEBRUARY 3, 1996

                                                 Historical
                                           ---------------------
                                                                      Acquisition         Offering         Pro Forma
                                            Company      Uhlmans     Adjustments(1)    Adjustments(2)      Combined
                                           --------      -------     --------------    --------------      ---------
                                                            (in thousands, except per share amounts)
Net sales                                  $682,624      $59,749        $    --           $     --           $742,373
Cost of sales and related buying,
  occupancy and distribution expenses       468,347       46,129         (1,601)(a)             --            512,875
                                           --------      -------        -------           --------           --------

Gross profit                                214,277       13,620          1,601                 --            229,498
Selling, general and administrative
  expenses                                  159,625       12,232         (2,408)(b)           (513)(i)        168,936
Service charge income                        10,523          851            --                  --             11,374
Store opening and closure costs               3,689          --             --                  --              3,689
                                           --------      -------        -------           --------           --------

Operating income                             61,486        2,239          4,009                513             68,247
Interest expense, net                        43,989        1,637          2,595(c)         (13,508)(j)         34,713
Income before income tax and
  extraordinary item                         17,497          602          1,414             14,021             33,534
Income tax expense(3)                         6,767         --              766(d)           5,328(k)          12,861
                                           --------      -------        -------           --------           --------
Income before extraordinary
  item(4)                                  $ 10,730      $   602        $   648           $  8,693           $ 20,673
                                           ========      =======        =======           ========           ========

Earnings per common share data:
Earnings per common share before
  extraordinary item                       $   0.80                                                          $   0.91
                                           ========                                                          ========
Weighted average common shares
  outstanding                                13,434(5)                                                         22,726
                                           ========                                                          ========

             UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED AUGUST 3, 1996



                                                 Historical
                                           ---------------------
                                                                      Acquisition         Offering         Pro Forma
                                            Company      Uhlmans(6)  Adjustments(1)    Adjustments(2)      Combined
                                           --------      -------     --------------    --------------      ---------
                                                            (in thousands, except per share amounts)
Net sales                                  $345,927      $16,516        $     --          $    --          $362,443
Cost of sales and related buying,
  occupancy and distribution expenses       237,223       13,030            (507)(e)           --           249,746
                                           --------      -------        --------          -------          --------
Gross profit                                108,704        3,486             507               --           112,697
Selling, general and administrative
  expenses                                   84,335        3,751          (1,411)(f)         (250)(l)        86,425
Service charge income                         5,902          269              --               --             6,171
Store opening and closure costs                 301           --              --               --               301
                                           --------      -------        --------          -------          --------
Operating income (loss)                      29,970            4           1,918              250            32,142
Interest expense, net                        24,054          554             885(g)        (7,402)(m)        18,091
Income (loss) before income tax and
  extraordinary item                          5,916         (550)          1,033            7,652            14,051
Income tax expense (benefit)(3)               2,396           --             184(h)         2,908(n)          5,488
                                           --------      -------        --------          -------          --------
Income (loss) before extraordinary
  item(4)                                  $  3,520      $  (550)        $   849          $ 4,744          $  8,563
                                           ========      =======        ========          =======          ========

Earnings per common share data:
Earnings per common share
  before extraordinary item                $   0.26                                                        $   0.37
                                           ========                                                        ========
Weighted average common shares
  outstanding                                13,678(5)                                                       22,957
                                           ========                                                        ========

         NOTES TO UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS



Note 1--Acquisition Adjustments


Uhlmans Consolidation Program


   The Company has substantially completed a consolidation program to absorb the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by the Company (the "Uhlmans Consolidation Program"). As a part of the acquisition agreement with the former stockholders of Uhlmans, the Company has paid severance to each individual whose employment has been terminated as a result of the Uhlmans Consolidation Program. Additionally, all leases associated with Uhlmans' corporate offices and distribution center have been terminated.



   Although the consolidation of the Uhlmans general office functions took place over a period of two months, the pro forma combined statements of operations reflect the elimination of the separate Uhlmans general office expenses assuming the consolidation had been fully implemented at the beginning of the respective periods.



   The accompanying pro forma combined statements of operations do not reflect certain cost savings or improvements in sales volume or gross margin related to the acquisition of Uhlmans which the Company believes can be realized. For instance, the Company believes it should be able to receive better pricing and vendor participation programs on the merchandise it purchases for the acquired stores given the Company's historical ability to negotiate better pricing structures with its vendors as compared to those historically obtained by Uhlmans. Additionally, the Company intends to expand certain merchandise categories in the acquired stores such as footwear, which Uhlmans has historically offered on a limited basis in only certain stores. Finally, the Company believes it should be able to increase the penetration of the Company's proprietary credit card as compared to historical levels, since Uhlmans had not aggressively promoted its proprietary credit card.


Purchase Accounting


   The application of purchase accounting to the Uhlmans Acquisition results in an excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed. This excess is treated as goodwill. Based upon the strategic positioning of the Uhlmans stores in relation to the Company's growth strategy, the stores purchased by the Company and the long operating history and historical profitability of these stores, management believes a forty-year amortization period for this goodwill is appropriate. Such acquisition will be accounted for as an asset purchase for tax purposes, and accordingly, the annual goodwill amortization will be tax deductible.


Acquisition Financing


   The Company financed the Uhlmans Acquisition through the issuance of $30.0 million in aggregate principal amount of SRPC Notes. The pro forma combined statements of operations reflect additional interest expense relating to these notes. See "Description of Certain Indebtedness--Long-term
Indebtedness--SRPC Notes."


   The pro forma combined statements of operations reflect the impact of the aforementioned items as follows (in thousands):

   Year ended February 3, 1996:


   (a) Elimination of Uhlmans' historical personnel costs associated with the buying and distribution functions which the Company has absorbed into its existing central office of $(1,908) offset by incremental freight due to the use of the Company's distribution center of $307.


   (b) Elimination of Uhlmans' historical personnel costs associated with the accounting, advertising, data processing and credit functions and occupancy costs associated with leases the Company is terminating in connection with the Uhlmans Consolidation Program aggregating $(2,676) offset by amortization of goodwill resulting from the acquisition of $268.


   (c) Elimination of Uhlmans' historical interest expense of $(1,637) offset by interest on the SRPC Notes of $3,750 and amortization of debt issue costs of $482.



   (d) Additional income tax expense associated with the Uhlmans' historical income of $229 and the remaining acquisition adjustments of $537.

   Six months ended August 3, 1996:



   (e) Elimination of Uhlmans' historical personnel costs associated with the buying and distribution functions which the Company has absorbed into its existing central office of $(606) offset by incremental freight due to the use of the Company's distribution center of $99.



   (f) Elimination of Uhlmans' historical personnel costs associated with the accounting, advertising, data processing and credit functions and occupancy costs associated with leases the Company is terminating in connection with the Uhlmans Consolidation Program aggregating $(1,547) offset by amortization of goodwill resulting from the acquisition of $136.



   (g) Elimination of Uhlmans' historical interest expense of $(554) offset by interest on the SRPC Notes of $1,250 and amortization of debt issue costs of $189.



   (h) Income tax benefit of Uhlmans' historical loss of $(209) and remaining acquisition adjustments of $393.



Note 2--Offering Adjustments


   The unaudited pro forma combined statements of operations should be read in conjunction with the discussion of the Offering included under "Use of Proceeds." The completion of the Offering at the beginning of the pro forma periods presented would have resulted in the following adjustments (in thousands):

   Year ended February 3, 1996:


   (i) Elimination of the expense associated with the termination of the Professional Services Agreement (as defined) of $(513). See "Certain Relationships and Related Transactions--Professional Services Agreement."



   (j) Elimination of historical interest expense and amortization of debt issue costs associated with the Senior Discount Debentures of $(13,070) and $(438), respectively.



   (k) Income tax expense associated with the Offering adjustments of $5,328.



   Six months ended August 3, 1996:



   (l) Elimination of the expense associated with the termination of the Professional Services Agreement (as defined) of $(250).



   (m) Elimination of historical interest expense and amortization of debt issue costs associated with the Senior Discount Debentures of $(7,183) and $(219), respectively.



   (n) Income tax expense associated with the Offering adjustments of $2,908.



Note 3--Income Taxes



   Pro forma adjustments to record the provision or benefit for income taxes have been made assuming a tax rate of 38%, based upon the statutory federal and state income tax rates. These adjustments result in a pro forma combined effective tax rate of 38% and 39% for the year ended February 3, 1996, and the six months ended August 3, 1996, respectively.



Note 4--Non-Recurring Charges



   In the fiscal quarter in which the Offering is consummated (currently expected to be the third quarter of 1996), the Company expects to incur non-recurring charges, net of tax, totaling approximately $15.0 million in connection with the early retirement of the Senior Discount Debentures and the write-off of related debt issue costs, the payment of consent fees for amendments to certain covenants in the indebtedness of SRI and the termination of the Professional Services Agreement (as defined).



Note 5--Reverse Stock Split



   The historical weighted average common shares outstanding does not give effect to a .94727 for 1 reverse stock split of the common stock to be consummated prior to the Offering.



Note 6--Uhlmans Historical Statement of Operations



   Statement of operations data for Uhlmans includes results only for the period from February 4, 1996 through June 3, 1996, the date when Uhlmans was acquired and from which it is included in the Company's historical results of operation.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   Overview. The Company operates the store of choice for well known national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a broad range of merchandise with a high level of customer service in convenient locations.

   In recent years, the Company has undertaken several initiatives to realize the full potential of its unique franchise in small markets, including (i) recruiting a new senior management team, (ii) embarking on a store expansion program to capitalize on available opportunities in new markets through new store openings and strategic acquisitions, (iii) continuing to refine the Company's retailing concept and (iv) closing unprofitable stores. As a result of these initiatives, the lower operating costs of small market stores, the benefits of economies of scale and its highly automated facilities and sophisticated information systems, the Company has among the highest operating income margins in the apparel retailing industry.


   Recent Acquisitions. The Company acquired 45 stores from Beall-Ladymon in 1994 and subsequently reopened the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of approximately $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended August 3, 1996 of $95.0 million, an increase of 78%. Over the same periods, store contribution more than doubled. The Company believes that the following key strengths have contributed to its successful expansion and acquisition plan: (i) ability to operate profitably in smaller markets,
(ii) benefits of strong vendor relationships, (iii) effective merchandising strategy, (iv) focused marketing strategy, (v) benefits of proprietary credit card program, (vi) emphasis on customer service, and (vii) sophisticated operating and information systems.



   On June 3, 1996 the Company consummated the Uhlmans Acquisition for $27.3 million, including acquisition expenses and net of cash acquired. In 1995, Uhlmans had net sales of $59.7 million and operating income of $2.2 million. The Company has substantially completed a consolidation program to absorb the Uhlmans general office functions, including accounting, data processing, merchandising, personnel, credit and distribution into similar functions provided by the Company. As a result of the Uhlmans Consolidation Plan the Company has eliminated approximately $4.0 million of annualized Uhlmans historical overhead costs. In addition to any improvements in operating results that may be achieved through the opportunity to expand the business above its historical levels, the Company believes it should be able to receive better pricing and vendor participation programs on the merchandise it purchases for the acquired stores given the Company's historical ability to negotiate better pricing structures with its vendors as compared to those historically obtained by Uhlmans. Additionally, the Company has introduced certain expanded merchandise categories in the acquired stores such as footwear, which Uhlmans has historically offered in only certain stores. Finally, the Company believes it should be able to increase the penetration of proprietary credit card usage as compared to historical levels since Uhlmans had not aggressively promoted its own proprietary credit card.


   Store Closure Plan. During the fourth quarter of 1994, the Company approved the Store Closure Plan which provided for the closure of 40 underperforming Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall strategy. Accordingly, the Company accrued $5.2 million for the expected costs associated with the Store Closure Plan during 1994. The Store Closure Plan was substantially completed in 1995.

   Accounts Receivable Program. Pursuant to the Accounts Receivable Program, the Company sells, on a daily basis, substantially all of the accounts receivable generated from purchases by the holders of the Company's proprietary credit card to SRPC. SRPC is a separate limited-purpose subsidiary that is operated in a manner intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates so that SRPC's creditors have a claim on its assets prior to such assets becoming available to any creditor of the Company. SRPC sells, on a daily basis, the accounts receivable purchased from the Company to the Trust in exchange for cash or a certificate representing an undivided interest in the Trust (together with SRPC's interest in receivables previously sold to the Trust, the "Retained Interest"). The Company's Retained Interest at August 3, 1996 was $55.8 million, which represented 25.2% of total receivables outstanding in the Trust. The remaining interest in the Trust is held by third-party investors. The Retained Interest is effectively subordinated to the interests of such third-party investors, and is pledged to secure the SRPC Notes.


   Prior to the implementation of the Accounts Receivable Program in 1993, operating income included all service charge income and servicing costs attributable to the Company's accounts receivable and credit card operations. The cost of financing the Company's accounts receivable was included in interest expense. Subsequent to the implementation of the Accounts Receivable Program, service charge income only includes the amount of service charge income attributable to the Company's Retained Interest. Additionally, the Company's selling, general and administrative expenses are decreased or increased by a gain or loss, respectively, on the sale of receivables to the Trust. This gain or loss is calculated based upon the projected cash receipts from the receivables sold to the Trust (primarily service charge income) and reduced by the projected payments of returns to the holders of the Trust Certificates, and projected credit expenses. Selling, general and administrative expenses are also affected by adjustments to previously recorded gains and losses. Bad debt expenses on the Company's entire portfolio were reflected in selling, general and administrative expenses prior to the adoption of the Accounts Receivable Program. Under the Accounts Receivable Program, bad debt expenses remain effectively included in selling, general and administrative expenses because they directly affect the profitability of the Accounts Receivable Program.

   The financial information, discussion and analysis that follow should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein.

Results of Operations

   The following sets forth certain components of operations as a percentage of sales for the periods indicated.

                                                                                                             Six Months Ended
                                                                  Fiscal Year                           -------------------------
                                           ---------------------------------------------------------     July 29,       August 3,
                                             1991         1992         1993         1994       1995        1995            1996
                                           ---------    ---------    ---------    ---------    -----    ----------      ---------
Net sales                                    100.0%       100.0%       100.0%       100.0%     100.0%      100.0%         100.0%
Cost of sales and related buying,
  occupancy and distribution expenses        (69.7)       (69.4)       (69.0)       (68.6)     (68.6)      (68.7)         (68.6)
                                             -----        -----        -----        -----      -----       -----          -----
Gross profit                                  30.3         30.6         31.0         31.4       31.4        31.3           31.4
Selling, general and administrative
  expenses                                   (26.0)       (25.6)       (24.2)       (23.2)     (23.4)      (23.9)         (24.4)
Service charge income                          5.1          5.9          3.6          1.5        1.5         1.7            1.7
Store opening and closure costs               (0.1)         --           --          (1.0)      (0.5)       (0.4)           --
                                             -----        -----        -----        -----      -----       -----          -----
Operating income                               9.3         10.8         10.3          8.8        9.0         8.7            8.7
Net interest expense                          (7.5)        (6.3)        (6.5)        (6.9)      (6.4)       (7.2)          (7.0)
Income before income tax, minority
  interest and extraordinary item              1.9%         4.1%         3.8%         1.9%       2.6%        1.5%           1.7%
                                             -----        -----        -----        -----      -----       -----          -----
Income before extraordinary item               0.9%         2.4%         2.4%         1.1%       1.6%        0.9%           1.0%
                                             =====        =====        =====        =====      =====       =====          =====
Other data:
Adjusted operating income(1)                   8.1%         8.7%         8.4%         9.2%       9.4%        8.5%           7.8%

---------------

(1) Adjusted operating income represents operating income adjusted to eliminate the income and expense associated with the Company's proprietary credit card program (including the Accounts Receivable Program) and store opening and closure costs. See Note 7 to the Selected Consolidated Historical Financial and Operating Data.


   Because of the 53-week year in 1995, the Company's quarterly accounting periods for 1996 occur one week later than their 1995 counterparts. This calendar shift, combined with the timing of the Company's promotional events and holidays, has had the effect of increasing year-to-year comparable store performance during the first half of 1996 and will likely have the effect of decreasing comparable store performance during the second half of 1996.

Six Months Ended August 3, 1996 Compared to Six Months Ended July 29, 1995



   Sales for the first six months of 1996 increased 16.5% to $345.9 million from $296.9 million in the comparable period in 1995. The increase in sales for the six month period was primarily due to an 11.1% increase in sales from stores opened during 1996 and 1995 combined with a 6.8% increase in comparable store sales. The significant increase in comparable store sales was primarily attributable to the strong performance of the Company's Bealls stores combined with a one-week shift in the comparable calendar period due to the 53-week year in 1995. Adjusting for this shift in the fiscal calendar, the increase in comparable store sales for the first six months of 1996 would have been 4.2%. As mentioned above, the effect of this calendar shift will likely negatively affect comparable store sales comparisons for the third and the fourth quarters of 1996.



   Gross profit for the first six months of 1996 increased 17.1% to $108.7 million from $92.8 million in the comparable period in 1995 as a result of the opening/acquisition of 67 stores during the twelve month period ended August 3, 1996. Gross profit margin increased to 31.4% for the first six months of 1996 from 31.3% in the comparable period in 1995. The increase in gross profit margin was derived from the application of fixed buying, occupancy and distribution expenses over a larger sales base, partially offset by the favorable impact of vendor discount programs related to the purchase of new inventory for the opening of 68 new stores during the first six months of 1995 (as compared to 19 new stores receiving such discounts in the first six months of 1996).



   Selling, general and administrative expenses as a percent of sales for the first six months of 1996 increased to 24.4% from 23.9% in the comparable period in 1995 due to an increase in bad debt expense associated with the Company's proprietary credit card program as well as certain non-recurring costs associated with the Company's expansion program. Bad debt expense as a percent of sales increased to 2.3% for the first six months of 1996 from 1.5% for the comparable period in 1995. The increase in bad debt was the result of a general rise in the level of personal bankruptcies in the Company's accounts receivable portfolio. As a result of the acquisition of Uhlmans, the Company incurred $0.4 million (0.1% of sales) of duplicative costs during the first six months of 1996 related to the Uhlmans central office which has been eliminated as of August 31, 1996. Advertising expenses as a percentage of sales remained unchanged at approximately 3.8% for the first six months of 1996 and 1995.



   Service charge income for the first six months of 1996 increased 15.7% to $5.9 million from $5.1 million for the comparable period in 1995. Service charge income increased due to an increase in the average level of accounts receivable balances combined with an increased yield on the accounts receivable portfolio. The increased yield resulted primarily from an increase in late fees applied to delinquent accounts.



   Operating income increased 15.7% for the first six months of 1996 as compared to comparable period in 1995 due to the factors described above.



   Interest expense for the first six months of 1996 increased 12.5% to $24.3 million from $21.6 million for the comparable period in 1995. Interest expense increased due to (i) the issuance of $30.0 million in aggregate principal amount of SRPC Notes during May 1996, (ii) the issuance of $18.3 million in aggregate principal amount of Senior Subordinated Notes during August 1995 and (iii) the increase in the accretion of discount on the Senior Discount Debentures.



   As a result of the foregoing, the Company's net income for the first six months of 1996 increased by 29.6% to $3.5 million from $2.7 million for the comparable period in 1995.


1995 Compared to 1994

   1995 was highlighted by the positive initial results of management's growth strategy to expand into small markets. Sales increased 17.4% to $682.6 million in 1995 from $581.5 million in 1994. This increase was due to (i) a $112.5 million increase in sales from stores opened during 1994 and 1995,
(ii) a 0.8% increase in comparable store sales in 1995 and (iii) $10.0 million in sales due to the inclusion of one extra week in 1995 as a result of 1995 being a 53-week year. Such increases were partially offset by the effects of the Store Closure Plan which was substantially completed in 1995. During 1995, the devaluation of the Mexican peso, which resulted in extremely weak economic conditions throughout Mexico, negatively impacted sales at the Company's six stores located on the Texas/Mexico border. Excluding these stores, comparable store sales growth for 1995 would have been 3.0%.

   Gross profit increased 17.2% to $214.3 million in 1995 from $182.8 million in 1994. Gross profit as a percent of sales was 31.4% for both 1995 and 1994. Gross profit for 1995 was favorably impacted by (i) the opening of new stores, which traditionally experience lower markdown activity during their first six months of operations, (ii) vendor discount programs granted to the Company to support new store openings, (iii) the application of buying, occupancy and distribution costs over a larger sales base, and (iv) LIFO credits. These items were offset by an increase in markdowns resulting from additional promotional events during the Christmas season intended to increase sales and reduce inventories and an increase in the level of shrinkage. Management believes that the increased shrinkage was primarily due to the Company's focus on improving ticketing compliance on merchandise in 1995 as well as the rapid expansion of stores during the same year. In response, management has put several new programs in place, including shortage awareness programs, which are intended to return the level of shrinkage to historical levels.


   Selling, general and administrative expenses as a percent of sales were 23.4% for 1995 and 23.2% for 1994. The increase resulted from incremental costs associated with opening stores in new markets, increased costs associated with the certificates issued by the Trust to third party investors under the Accounts Receivable Program and an increase in the charge-off ratio associated with the Company's credit card program (including charge-offs resulting from sales of the Mexican border stores) from 6.0% of average balances in 1994 to 7.9% in 1995. These increases were partially offset by the application of fixed costs to a greater volume of sales and the reversal of a $0.8 million litigation reserve as a result of a favorable court ruling. Selling, general and administrative expenses for 1995 increased 18.5% to $159.6 million from $134.7 million in 1994. Advertising expenses as a percent of sales for 1995 and 1994 were 3.9% and 3.8%, respectively; the increase was primarily a result of the Company's expansion into new markets.


   Service charge income for 1995 increased 23.5% to $10.5 million from $8.5 million in 1994. Such increase was due to an increase in average accounts receivable balances resulting from the 17.4% increase in sales discussed above, an increase in the late fee rate charged on delinquent accounts as well as the fifty-third week of 1995.

   The 1995 store opening and closure costs of $3.7 million were comprised of store opening costs related to 68 new stores. The 1994 store opening and closure costs were comprised of a $5.2 million provision for the Store Closure Plan and $0.4 million for store opening costs related to 10 new stores.

   Operating income for 1995 increased 20.6% to $61.5 million from $51.0 million for 1994 due to the factors discussed above. Operating income as a percent of sales was 9.0% in 1995 as compared to 8.8% for 1994.

   Interest expense for 1995 increased 10.0% to $44.0 million from $40.0 million for 1994. The increase in interest expense was due primarily to an increase in the accretion on the Senior Discount Debentures combined with interest related to the Series D Senior Subordinated Notes issued in August 1995.

   As a result of the factors described above, the Company's net income for 1995 increased 69.8% to $10.7 million from $6.3 million for 1994.

1994 Compared to 1993

   Sales for 1994 increased 4.3% to $581.5 million from $557.4 million for 1993. The overall increase in sales was a result of a 3.2% increase in comparable store sales combined with an increase in sales from new stores opened during 1994.


   Gross profit for 1994 increased 5.9% to $182.8 million from $172.6 million in 1993. Gross profit as a percent of sales for 1994 increased to 31.4% from 31.0% for 1993. The increase in the gross profit percentage was due primarily to a reduced level of markdowns as a result of better inventory management.

   Selling, general and administrative expenses as a percent of sales declined to 23.2% in 1994 from 24.2% in 1993. Selling, general and administrative expenses for 1994 decreased to $134.7 million from $135.0 million in 1993. These decreases were primarily due to the sale of accounts receivable pursuant to the Accounts Receivable Program that began during August 1993, offset in part by an increase in the level of bad debt expense associated with the Company's credit card program. Excluding the effect of the Accounts Receivable Program, selling, general and administrative expenses as a percent of sales for 1994 would have been 26.1% as compared to 26.4% in 1993. Such decrease was due to the Company's ability to effectively manage variable selling, general and administrative expenses. Advertising expenses as a percent of sales for 1994 and 1993 were 3.8% and 4.0%, respectively, a decrease of 0.2%.


   Service charge income decreased to $8.5 million for 1994 from $20.0 million for 1993 due to the implementation of the Accounts Receivable Program. Without giving effect to the Accounts Receivable Program,

1994 service charge income would have increased 8.1% from 1993 as a result of an increase in average accounts receivable balances due to the increase in sales and the purchase of certain accounts receivable from Beall-Ladymon.

   Store opening and closure costs for 1994 comprised the $5.2 million accrual related to the Store Closure Plan and $0.4 million related primarily to the 10 stores opened during 1994.


   Operating income for 1994 decreased 11.1% to $51.0 million from $57.4 million for 1993. Operating income as a percent of sales for 1994 decreased to 8.8% from 10.3% for 1993 as a result of the items discussed above. Such decreases were due to the $5.2 million provision associated with the Store Closure Plan combined with the impact of the implementation of the Accounts Receivable Program in 1993 (see Note 2 to the Company's Consolidated Financial Statements). Adjusted operating income, which excludes the above two factors and store opening costs, increased 14.7% to $53.7 million (or 9.2% of sales) from $46.8 million (or 8.4% of sales).


   Net interest expense in 1994 increased 9.9% to $40.0 million from $36.4 million in 1993. The increase in net interest expense is due to a full year of discount accretion in 1994 related to the Senior Discount Debentures versus six months of accretion in 1993. Such increase was partially offset by a decrease in interest expense due to the purchase and retirement of $20.0 million of Senior Notes, and by a reduction in interest expense and the impact on interest expense of the Accounts Receivable Program adopted in 1993.

   As a result of the factors described above, the Company's net income in 1994 increased to $6.3 million from a net loss of $2.8 million in 1993 which included a $16.2 million extraordinary charge associated with the Refinancing.

Seasonality and Inflation

   The Company's business is seasonal and its quarterly sales and profits traditionally are lower during the first three quarters and higher during the fourth quarter (November through January). In addition, working capital requirements fluctuate throughout the year, increasing substantially in October and November in anticipation of the holiday season due to requirements for significantly higher inventory levels.

                                                         1994                                         1995
                                      -----------------------------------------   ------------------------------------------
                                         Q1         Q2         Q3         Q4         Q1         Q2         Q3         Q4
                                      --------   --------   --------   --------   --------   --------   --------    --------
                                                                       (dollars in thousands)
Net sales                             $128,073   $132,060   $134,939   $186,391   $142,353   $154,578   $159,161    $226,532
Gross profit(1)                         39,856     39,163     41,110     62,675     46,283     46,555     48,659      72,780
Operating income                        11,943     10,576     10,029     18,409     14,835     11,074      9,724      25,853
Quarters' operating
  income as a percent
  of annual income                          23%        21%        20%        36%        24%        18%        16%         42%
Income before
  extraordinary item                  $  1,197   $    463   $     52   $  4,918   $  2,438   $    221   $   (899)   $  8,970
Net income                                 871        463         90      4,898      2,438        221       (899)      8,970
Adjusted operating income(2)             9,868      9,081      9,387     25,341     13,797     11,337     10,364      28,498

---------------

(1) The Company states its inventories at the lower of cost or market, cost being determined on the last-in first-out method. See Note 1 to the Company's Consolidated Financial Statements.
(2) Adjusted operating income represents operating income adjusted to eliminate the income and expense associated with the Company's proprietary credit card program (including the Accounts Receivable Program) and store opening and closure costs.


The Company does not believe that inflation had a material effect on its results of operations during the past two years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

Liquidity and Capital Resources



   At August 3, 1996, the Company's consolidated long-term debt included $130.0 million of Senior Notes, $116.6 million of Senior Subordinated Notes, Senior Discount Debentures with an accreted value of $117.0 million, $30.0 million of SRPC Notes and $24.2 million of certain other debt.



   On June 3, 1996, the Company purchased Uhlmans for approximately $27.3 million, including acquisition costs and net of cash acquired. The Company, through SRPC, issued $30.0 million in aggregate principal amount of SRPC Notes during May 1996, the proceeds of which were used to fund the Uhlmans' acquisition. The SRPC Notes are secured by the Company's Retained Interest. Interest on the SRPC Notes is payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1996. Amounts received by SRPC from its Retained Interest are expected to provide a source of cash flows to pay the interest on the SRPC Notes. The scheduled amortization of principal will commence in December 1999 and is subject to the collection experience of the receivables underlying the Trust Certificates at that time. The issuance of the SRPC Notes does not impact the ability of the Company to issue additional certificates under the Accounts Receivable Program to third-party investors.



   Total working capital increased $11.0 million to $181.1 million at August 3, 1996 from $170.1 million at February 3, 1996, due primarily to the issuance of the SRPC Notes and the acquisition of Uhlmans.



   Working capital at February 3, 1996 increased 14.8% to $170.1 million from $148.2 million at January 28, 1995. The increase in working capital during 1995 was primarily the result of an increase in inventories required to support the Company's larger store base.



   The Company's primary capital requirements are for working capital, debt service and capital expenditures. Based upon the current capital structure, management anticipates cash interest payments during 1996 and 1997 to be approximately $5.5 million higher than the 1995 level due to the issuance of the Series D Senior Subordinated Notes and the SRPC Notes. Capital expenditures are generally for new store openings, remodeling of existing stores and facilities and customary store maintenance. Capital expenditures for the first six months of 1996 were $15.2 million as compared to $16.8 million for the comparable period of 1995 as a result of fewer stores opened or acquired. Management expects capital expenditures to be approximately $12.8 million for the last six months of 1996 consisting primarily of the opening of approximately 16 new stores, the conversion of most of the Uhlmans stores to Stage stores, routine store maintenance, store remodels and renovations at the corporate headquarters. Required principal payments on debt during 1996 and 1997 aggregate $2.4 million.



   The Company's short-term liquidity needs are provided by (i) existing cash balances, (ii) operating cash flows, (iii) the Accounts Receivable Program and (iv) the Revolving Credit Agreements (as defined below). The Company expects to fund its long-term liquidity needs from its operating cash flows, the issuance of debt and/or equity securities, the securitization of its accounts receivable and bank borrowings.



   The Company has a revolving credit agreement with a bank (the "Revolving Credit Agreement") under which it may draw up to $25.0 million. Of this amount, $15.0 million may be used to support letters of credit. As of August 3, 1996, $14.5 million of the capacity under the Revolving Credit Agreement was utilized of which $7.0 million of this amount was used to collateralize letters of credit. The Company also has a separate agreement with the bank under which it may borrow an additional $10.0 million for seasonal working capital needs (the "Seasonal Credit Agreement" and together with the Revolving Credit Agreement, the "Revolving Credit Agreements"). Funds are available under the Seasonal Credit Agreement from August 15 through January 15 of each calendar year (the "Seasonal Period"). The Revolving Credit Agreements are available through February 3, 1998.



   SRI is soliciting consents to certain amendments to the indentures governing its Senior Notes, its Series B Senior Subordinated Notes and its Series D Senior Subordinated Notes to, among other things, increase the maximum amount of revolving senior secured borrowing capacity to $50.0 million (subject to a reduction to $25.0 million for a 45-day period annually) and relax the limitations on the incurrence of additional indebtedness.



   These amendments are intended to provide the Company with additional financial flexibility in meeting its expansion plans and the working capital requirements of its growing store base, and are conditioned on the consummation of the Offering.



   Since its inception, the Trust has issued $165.0 million of term certificates and a $40.0 million revolving certificate (collectively, the "Trust Certificates") to third parties representing undivided interests in the Trust. The holder of the revolving certificate agreed to purchase interests in the Trust equal to the amount of accounts receivable in the Trust above the level required to support the term certificates (aggregating $200.1 million at August 3, 1996), up to a maximum of $40.0 million. As of August 3, 1996, the outstanding balance under the revolving certificate was $1.1 million. The Company's Retained Interest at August 3, 1996 was $55.8 million, which represented 25.2% of total receivables outstanding in the Trust. The remaining interest in the Trust is held by third-party investors. The Retained Interest is effectively subordinated to the interests of such third-party investors, and is pledged to secure the SRPC Notes. If receivable balances in the Trust fall below the level required to support the term certificates and revolving certificates, certain principal collections may be retained in the Trust until such time as the accounts receivable balances exceed the amount of accounts receivable required to support the Trust Certificates and any required transferor's interest. SRPC receives distributions from the Trust of cash in excess of amounts required to satisfy the Trust's obligations to third-party investors on the Trust Certificates. Cash so received by SRPC may be used to purchase additional accounts receivable from, or make distributions to, the Company after SRPC has satisfied its obligations on the SRPC Notes. The Trust may issue additional series of certificates from time to time on various terms. Terms of any future series will be determined at the time of issuance.

                                    BUSINESS

General

   The Company operates the store of choice for well known national brand name family apparel in over 200 small towns and communities across the central United States. The Company has recognized the high level of brand awareness and demand for fashionable, quality apparel by consumers in small markets and has identified these markets as a profitable and underserved niche. The Company has developed a unique franchise focused on small markets, differentiating itself from the competition by offering a carefully edited, but broad range of merchandise with a high level of customer service in convenient locations. Stage Stores' product offerings include fashion apparel, accessories, fragrances and cosmetics and footwear for women, men and children. Over 85% of 1995 sales consisted of branded merchandise, including nationally recognized names such as Levi Strauss, Liz Claiborne, Chaps/Ralph Lauren, Calvin Klein, Guess, Hanes, Nike, Reebok and Haggar Apparel.


   The Company currently operates 314 stores through its "Stage", "Bealls" and "Palais Royal" trade names in 20 states throughout the central United States. Approximately 77% of these stores are located in small markets and communities with as few as 4,000 people. The Company's store format (averaging approximately 18,000 total selling square feet) and merchandising capabilities enable the Company to operate profitably in small markets. The remainder of the Company's stores operate in metropolitan areas, primarily in suburban Houston. For the twelve months ended February 3, 1996, the Company would have had pro forma sales and income before extraordinary item of $742.4 million and $20.7 million, respectively.

   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company began recruiting a new senior management team commencing in 1993. This new management team has (i) initiated an aggressive growth strategy to capitalize on available opportunities through new store openings and strategic acquisitions in new markets, (ii) refined the Company's retailing concept,
(iii) implemented new merchandising and operating programs, and (iv) closed unprofitable stores. The Company has made substantial progress in implementing its growth strategy by opening or acquiring 68 stores in 1995 and 59 stores to date in 1996, and expects to open approximately 10 additional stores during the remainder of 1996. In addition, the Company's goal is to open at least 55 new stores in 1997.


Competitively Well Positioned


   As a result of its small market focus, Stage Stores generally faces less competition for brand name apparel, because consumers in small markets generally have only been able to shop for branded merchandise in distant regional malls. In those small markets where the Company does compete for brand name apparel sales, such competition generally comes from local retailers, small regional chains and, to a lesser extent, national department stores. The Company believes it has a competitive advantage over local retailers and smaller regional chains due to (i) the economies of scale of its large store base, (ii) strong vendor relationships which provide it with a broad selection of branded merchandise at a lower cost, (iii) a proprietary credit card program, which enables it to provide an independent source of credit and which generates a significant customer database that supports the Company's promotion and marketing efforts, and (iv) sophisticated operating systems for efficient management. The Company believes it has a competitive advantage in small markets over national department stores due to its (i) experience with smaller markets, (ii) ability to effectively manage merchandise assortments in a small store format, and (iii) operating systems designed for efficient management within small markets. In addition, due to minimal merchandise overlap, Stage Stores generally does not directly compete for branded apparel sales with national discounters such as Wal-Mart.


Key Strengths

   The following factors serve as the Company's key strengths and distinguishing characteristics.


   Ability to Operate Profitably in Smaller Markets. The Company has recognized that customers in small markets are generally as aware of current fashion trends and as sophisticated as consumers in larger urban centers due to the proliferation of electronic, computer and print media. However, these consumers have not traditionally had convenient access to broad assortments of quality, brand name merchandise. The Company operates in small markets with populations ranging from 4,000 to 100,000, and has developed a store format, generally ranging in size from 12,000 to 30,000 square feet, which is smaller than typical department stores yet large enough to offer a well edited, but broad selection of merchandise. This format has enabled the Company to operate profitably in small markets. Historically, the Company has achieved higher profit margins in its small market stores. For 1995, store contribution (operating profit before allocation of corporate overhead) as a percentage of sales for small market stores open for at least one year was 18%, as compared to 12% for larger market stores. In addition, by operating more than 300 stores, the Company benefits from economies of scale in buying and merchandising, information systems, distribution and advertising which, combined with the lower cost structure of the smaller market stores, has resulted in operating margins which are among the highest in the retailing industry.

   Benefits of Strong Vendor Relationships. The Company's large store base offers major vendors a unique vehicle for accessing multiple small markets in a cost effective manner. The proliferation of media combined with the significant national marketing efforts of these vendors has created significant demand for branded merchandise in small markets. However, the financial and other limitations of many local retailers has left large national brands with limited access to such markets. Furthermore, these large vendors generally do not sell through national discounters in order to preserve their brand image. The Company's new management team recognized this significant opportunity and continuously seeks to expand its vendor base and has recently added nationally recognized name brands such as Polo, Dockers for Women and Oshkosh, as well as fragrances by Elizabeth Arden, Liz Claiborne and Perry Ellis during 1996. In addition, the Company has also increased the participation by key vendors in joint marketing programs to a level that the Company believes exceeds the standard vendor programs provided to its smaller competitors. For example, the Company is among the largest customers of Levi Strauss, Liz Claiborne and Haggar Apparel and enjoys significant support from such vendors in sales promotions, advertising and store fixture programs.


   Effective Merchandising Strategy. The Company's merchandising strategy is based on an in-depth understanding of its customers and is designed to accommodate the particular demographic profile of each store. This understanding is attributable to over 70 years of experience operating in its markets coupled with 43 buyers who average approximately 11 years of service with the Company. Store layouts and visual merchandising displays are designed to create a friendly, modern and convenient department store atmosphere which is frequently not found in small markets. The Company's strategy focuses on moderately priced merchandise categories which have traditionally yielded attractive margins. The Company offers an edited assortment of quality, moderately priced merchandise that is divided into distinct departments including misses, women's, men's, boy's, footwear, intimate apparel, junior's, children's, accessories, cosmetics, fragrances and gifts.


   To augment its branded merchandise offerings, the Company also offers a quality assortment of higher margin, private label merchandise which comprises less than 15% of total sales. The Company's private label merchandise includes its highly successful Graphite(R) label for apparel, accessories and footwear as well as its new Whispers(R) line of bath and body products and intimate apparel. The Company procures the majority of its private label merchandise through AMC, a cooperative buying service whose participants include nationally recognized retailers, such as Federated Department Stores.

   The Company also utilizes a sophisticated merchandise allocation and transfer system which is designed to maximize in-stock positions, increase sales and reduce markdowns. The Company believes that the combination of the size and experience of its buyer group, its vendor relationships, its strong merchandising systems and its participation in AMC allow the Company to compete effectively on both price and selection in its markets.

   Focused Marketing Strategy. The Company's primary target customers are women between the ages of 20 and 55 with household incomes over $25,000 who are the primary decision makers for family clothing purchases. The Company uses a multi-media advertising approach, including newspaper, radio, direct mail and television, to position its store as the local destination for fashionable, brand name merchandise. In addition, the Company heavily promotes its proprietary credit card in order to create customer loyalty and to effectively identify its core customers. The Company believes it is better able to maintain personal contact with its customers due to the small size of its markets, aggressive advertising strategy and well-developed corporate customer service programs designed to encourage a high level of customer interaction. Stage Stores seeks to enhance its image in the communities it serves by encouraging its store managers and employees to be involved in local activities such as youth groups, civic activities and athletic events.

   Benefits of Proprietary Credit Card Program. The Company aggressively promotes its proprietary credit card and, as a result, experiences a higher percentage of proprietary credit card sales (55.6% of net sales in 1995) than most retailers. The Company considers its credit card program to be a critical component of its retailing concept because it (i) enhances customer loyalty by providing customers with a service that few of its local and regional competitors or discounters offer, (ii) allows the Company to identify and regularly contact its best customers, and (iii) helps create a comprehensive database that allows the Company to implement detailed, segmented marketing and merchandising strategies for each store. In addition, the Company has established a VIP program which offers special services and benefits to customers with credit card purchases over $750 annually. VIP customers are rewarded with certain extra services such as free gift-wrapping, emergency check cashing, free credit card registration, discounts on alterations, and other benefits. While these customers only represent approximately 9.5% of total active cardholders, credit sales to these customers during 1995 comprised 36.6% of total cardholder sales. Sales associates are encouraged to focus their selling efforts on these customers to increase the productivity of the Company's marketing efforts.

   Emphasis on Customer Service. A primary corporate objective is to provide excellent customer service through stores staffed with highly trained and motivated sales associates. All sales associates are evaluated based upon the attainment of specific customer service standards such as offering prompt assistance, suggesting complementary items, sending thank-you notes to charge customers and establishing consistent contact with customers in order to create a customer base for each associate. The Company continuously monitors the quality of its service by making over 3,000 calls each month to its credit card customers who have recently made a purchase. The results of these surveys are used to determine a portion of each store manager's bonus. In addition, the Company has extended this service philosophy to the design of the store; for example, in nearly all stores it has installed call buttons in the fitting rooms and in smaller market stores, has adopted a "Team One" concept which locates the store manager on the selling floor. The Team One concept is also designed to help the store manager ensure that sales associates focus on selling and customer service.


   Sophisticated Operating and Information Systems. The Company supports its retail concept with highly automated and integrated systems in areas such as merchandising, distribution, sales promotions, credit, personnel management, store design and accounting. The Company's merchandising systems assist merchandise planners in allocating merchandise assortments for each store based on specific characteristics and recent sales trends. The Company's point of sale systems include bar code scanning and electronic credit and check authorization, all of which allow the Company to capture customer specific sales data for use in its merchandising system. Other systems allow the Company to identify and mark down slow moving merchandise or efficiently transfer it to stores selling such items more rapidly, and to maintain high levels of in-stock positions in basic items including jeans and hosiery. The Company is focused on expanding its use of electronic data interchange (EDI) and has made significant progress in doing so over the last two years. These systems have enabled the Company to efficiently manage its inventory, improve sales productivity and reduce costs, which have contributed to the Company's relatively high operating income margins. The Company has developed and utilizes an automated store personnel scheduling system that analyzes historical hourly and projected sales trends to efficiently schedule sales personnel. This system is designed to minimize labor costs while producing a higher level of customer service.


Growth Strategy


   In order to fully realize the potential of its unique market position and proven ability to operate profitably in small markets, the Company, through its new management team, has (i) initiated an aggressive growth strategy to capitalize on available opportunities through new store openings and acquisitions and (ii) refined its retailing concept to successfully operate in very small markets with populations of less than 12,000.



   New Store Openings in Smaller Markets. The Company opened 23 new stores and 45 acquired stores in 1995, has opened 25 new stores and acquired 34 stores to date in 1996, and expects to open approximately 10 additional new stores during the remainder of 1996. In addition, the Company's goal is to open at least 55 new stores in 1997. Since 1994, store additions have allowed the Company to begin operating in 14 additional states. As part of new management's ongoing expansion strategy, the Company has identified over 600 additional markets in the central United States and contiguous states which meet the Company's demographic and competitive criteria. All of these target markets are smaller communities, where the Company has historically experienced its highest profit margins. In addition, the Company believes it has a competitive advantage over local retailers in these markets which are typically underserved by department stores. Based on the Company's historical operating experience, small market stores typically experience lower incremental opening costs and lower occupancy and operating expenses than larger markets. When combined with the Company's operating systems in merchandising, credit, distribution and store personnel scheduling, the smaller market stores have typically generated higher margins than metropolitan market stores. For 1995, store contribution as a percentage of sales for small market stores open for at least one year was 18% as compared to 12% for larger market stores.


   The Company utilizes a proprietary model which is designed to allow management to identify suitable markets for new stores. The Company targets communities for new store openings with populations generally ranging from 12,000 to 30,000, an average household income of $25,000 or more, and which are located at least 30 miles from the nearest regional mall. Such locations generally face limited competition from national retailers. In addition to satisfying the above criteria, only those markets that management believes have the potential to exceed certain minimum sales and profitability standards and have available, suitable, low cost real estate are selected for new store openings.


   In opening a new store, the Company's investment consists primarily of inventory, net of vendor payables, and furniture, fixtures, equipment and leasehold improvements. For the Company's stores opened in 1995, inventory investment per store was approximately $450,000, with average vendor payables equal to approximately $110,000 for a net investment per store of approximately $340,000 and investment in furniture, fixtures, equipment and leasehold improvement was approximately $313,000 per store. In addition, pre-opening expenses (which are deferred and expensed in the fiscal year the store opens) for the new stores opened in 1995 averaged approximately $60,000 per new store.

   Strategic Acquisitions. The Company believes that it can benefit from strategic acquisitions by (i) applying its buying and merchandising capabilities, sales promotion techniques and customer service methods, (ii) introducing its proven management systems and (iii) consolidating overhead functions. The Company believes that such actions have allowed it to improve the overall profitability of acquired retailers.

   The Company believes that numerous acquisition opportunities are available in its target markets on favorable terms due in part to (i) financially weakened local retailers and regional chains which, due to their lack of merchandise differentiation, have been adversely impacted by national discounters, (ii) the limited exit strategies available to owners of regional chains who wish to sell, (iii) the relatively limited availability of favorable credit terms from vendors/factors and (iv) competitive pressures created by cost effective retailers such as Stage Stores.


   This strategy has been successfully demonstrated by the Company's acquisition of 45 stores from Beall- Ladymon in 1994 and the subsequent reopening of the stores in the first quarter of 1995 under the Stage name. In 1993, the year prior to their acquisition, the Beall-Ladymon stores generated sales of $53.4 million, whereas the newly opened Stage stores in the same locations generated sales for the twelve months ended August 3, 1996 of $95.0 million, an increase of 78%. Over the same periods, store contribution more than doubled.



   In June 1996, the Company acquired Uhlmans, a privately held apparel retailer with 34 locations in Ohio, Indiana and Michigan, where the Company previously had no stores. These stores are of similar size and merchandise content to the Company's existing stores and are compatible with the Company's retailing concept and growth strategy. Uhlmans generated 1995 sales of $59.7 million. The Company believes significant opportunities are available to improve Uhlmans' financial results through the expansion of certain merchandise categories, the Company's lower merchandising costs, increased proprietary credit card-based sales, the implementation of the Company's operating systems and the elimination of overlapping administrative costs. See "Risk Factors--Future Growth and Recent Acquisitions; Liquidity."


   Expansion to Micromarkets. The Company recently began targeting its small market retailing concept toward communities with populations ranging from 4,000 to 12,000 with stores of less than 12,000 gross square feet. These efforts are designed to build on the Company's favorable operating experience in markets of this size. Stage Stores believes that micromarkets may offer a significant additional avenue for potential growth, because it can successfully apply its existing store model in those micromarkets due to its ability to scale its store concept to the appropriate size, the generally lower levels of competition and low labor and occupancy costs. The Company has identified 1,200 such potential sites in and around the central United States and contiguous states.

Company Operations

   Merchandise Purchasing and Allocation. The Company offers a select assortment of quality, moderately priced soft goods, which are divided into departments including misses, women's, men's, boys, juniors, children's, intimate, petites, accessories, cosmetics, fragrances, gifts and footwear departments. Merchandise mix may vary significantly from store to store to accommodate differing demographic factors. The Company modifies its assortments to focus on merchandise its buyers expect will have the broadest appeal to its targeted customers based upon sales analyses and individual store attributes.

   The Company purchases merchandise from a vendor base of over 2,000 suppliers. The Company's leading vendors for 1995 were Levi Strauss, Liz Claiborne, Haggar Apparel, Guess, Hanes, Nike, Chorus Line, Parson Place and Reebok. The Company was one of Levi Strauss's top ten customers in 1995. No one supplier accounted for more than 9% of the Company's 1995 purchases. The Company is also a member of the cooperative buying service AMC, and as such is entitled to make purchases of imported merchandise for its private label program. The membership provides the Company with group purchasing opportunities. Private label products result in better gross margins for the Company and excellent value for the customer as a result of the lower cost of such apparel as compared to branded items in the same categories. Private label purchases were approximately 8%, 10% and 11% of total purchases in 1993, 1994 and 1995, respectively. The Company currently intends to keep private label merchandise sales below 15% of total sales in order to focus on sales of branded merchandise.

   Set forth below is certain information regarding the percentage of net sales by major merchandise departments for the Company for 1994 and 1995.

Department                            1994        1995
----------                            ----        ----
Mens and Young Men                      20%         22%
Misses Sportswear                       15          15
Juniors                                 15          13
Accessories and Gifts                   10           9
Children                                 9           9
Footwear                                 8           8
Intimate                                 6           6
Special Sizes                            5           5
Cosmetics                                4           5
Misses Dresses                           4           4
Boys                                     3           3
Furs and Coats                           1           1
                                       ---         ---
 Total                                 100%        100%
                                       ===         ===

   The Company's integrated merchandising systems are designed to provide its buyers with the information and analytical support needed to maximize efficiency, increase sales, reduce markdowns and increase inventory turnover through better inventory management. These systems include, among others: (i) an automated merchandise, financial planning and allocation system which recognizes the attributes and current merchandise needs of each store; (ii) a staple stock replenishment system to ensure the Company is in stock on basic items such as hosiery, foundation garments, dress shirts and jeans; (iii) markdown and merchandise transfer analysis; and (iv) an assortment planning system which enables the Company to closely tailor the merchandise assortment in each store based on local demographics and historical trends and automatically allocate merchandise accordingly. In addition, electronic point-of-sale ("POS") terminals at each store record and transmit to the Company's corporate headquarters a real time, full accounting of each day's sales by transaction and item. The Company utilizes its information systems to monitor slow and fast moving merchandise for the purpose of enabling the Company to transfer slower moving merchandise from one store to another store where such merchandise is selling more rapidly. The Company believes that its inventory transfer system improves in-stock positions, increases sales and reduces markdowns, thereby increasing profit margins.

   Credit Services. The Company offers its own private label credit card program, which enhances the Company's relationship with core customers by tailoring credit availability to individual customers and facilitating frequent communication of promotional offering. The number of private label credit accounts and dollar volume of charges reflects an important element in the Company's marketing strategy. The Company believes that private label credit card holders shop more regularly and purchase more merchandise than customers who pay cash or use bankcards. In addition, the Company maintains a database of all proprietary charge purchases of these customers.

Management believes that this data base is a significant competitive advantage over competitors who lack such programs, allowing the Company to target promotional material, via direct mail, to its regular customers. At August 31, 1996, there were more than 1.6 million active accounts. Private label credit card purchases generated approximately 55.6% of net sales in 1995. The Company seeks to expand the volume of such credit card purchases through a marketing strategy emphasizing (i) direct mail of promotional materials to existing cardholders to communicate new merchandise offerings,
(ii) promotion of customer incentive programs and (iii) the issuance of new credit through the opening of new accounts and extension of credit on existing accounts. It is the Company's policy to expand the number and use of private label credit card accounts on a controlled basis by utilizing computerized systems such as point-scoring for approving new accounts and behavioral scoring for monitoring account performance and approving additional purchases.


   The Company administers its private label credit card program through a dedicated in-house facility and staff located in Jacksonville, Texas. The Company's internally developed, fully computerized and highly automated credit systems analyze customer payment histories, automatically approve or reject new sales at point of sale and enable account representatives to efficiently manage delinquent account collections.

   Management Information Systems. In addition to its merchandising systems described above, the Company relies on proprietary management information systems to maximize productivity and minimize costs in the other labor-intensive areas of its business, including distribution, personnel management, credit and accounting. In each store, the Company's POS system uses bar code scanning and includes electronic credit and check authorization. The Company has made substantial investments in its systems and utilizes a central mainframe computer to coordinate store level information and to support almost every aspect of the business. By linking the corporate headquarters with each store, the Company's systems allow the merchandising department to track sales of all items at all stores at any time and enable immediate POS credit approval for the use of private label credit cards. These systems have enabled the Company to better manage and plan its inventory while reducing costs and have contributed to the Company's relatively high operating margins.

   Distribution. The Company's 450,000 square foot automated and centralized distribution center in Jacksonville, Texas enables it to distribute most merchandise within 48 hours of receipt and has the current capacity (with minimal incremental investment) to support in excess of 800 stores. The Company's centralized distribution system results in more efficient distribution costs per unit, lower freight costs and reduced accounts payable processing costs than certain of the Company's competitors. In 1995, the Company entered into an arrangement with a major freight forwarder for the delivery of merchandise from the distribution center to all of the Company's stores on a daily basis. This arrangement is a more cost-efficient method of distribution than the Company's previous method of multiple common carriers. Distribution expenses, net of handling fees charged to vendors, were less than 0.5% of net sales in each of 1994 and 1995, which the Company believes is below industry averages.

Competition

   The retail apparel business is highly competitive. Retailers generally compete on the basis of convenience of location, merchandise selection, service and price. Although competition varies widely from market to market, the Company faces substantial competition, particularly in metropolitan markets, from national, regional and local department and specialty stores. Some of the Company's competitors are considerably larger than the Company and have substantially greater financial and other resources. The Company believes that its distinctive retail concept, combined with its emphasis on operating systems and technology, distinguishes it from department store and specialty store competitors, especially in small markets. The Company believes that its knowledge of small markets has enabled it to establish a strong franchise in those markets.


Employees

   During 1995, the Company employed an average of 9,946 employees, of which 1,069 were salaried and 8,877 were hourly. The central offices (which includes corporate, credit and distribution center offices) averaged 296 salaried and 684 hourly employees during 1995. In its stores, the Company employed an average of 773 salaried and 8,193 hourly employees during 1995. Such averages will vary during the year as the Company traditionally hires additional employees and increases the hours of part-time employees during peak seasonal selling periods. At September 19, 1996, the Company employed 11,570 employees, including 1,143 central office employees. There are no collective bargaining agreements in effect with respect to any of the Company's employees. The Company believes that it has a good relationship with its employees.

   The Company has implemented performance monitoring systems designed to assure achievement of selling and service standards at the store level. Most of the Company's sales associates participate in incentive-based compensation programs with objectives that are defined at the individual department and store level. During 1995, 95% of all Company personnel participated in incentive and recognition programs based on individual performance.

Properties


   The Company's corporate headquarters is located in a 130,000 gross square foot building in Houston, Texas. The Company leases the land and building at its Houston facility. See "Certain Relationships and Related
Transactions--Transactions with Management." The Company owns its distribution center and its credit department facility, both located in Jacksonville, Texas.



   The Company currently operates stores located in the following states:


                                        Number of Stores(1)
                               -----------------------------------
                                   Year End          September 20,
Location                       1994       1995           1996
--------                       ----       ----       -------------
Alabama                          3          3              3
Arizona                         --         --              2
Arkansas                        --         12             13
Colorado                        11         12             11
Illinois                        --          5             11
Indiana(2)                      --         --              3
Iowa                            --          3              6
Kansas                          --          2              3
Louisiana                       --         26             27
Michigan(2)                     --         --              6
Minnesota                       --         --              1
Mississippi                     --          6              7
Missouri                         1          4              5
Nebraska                        --         --              1
New Mexico                       8          8              9
Ohio (2)                        --         --             25
Oklahoma                        11         13             13
South Dakota                    --         --              2
Texas                          153        161            165
Wyoming                          1          1              1
                               ---        ---            ---
 Total                         188        256            314
                               ===        ===            ===

---------------

(1) Excluding the stores included in the Store Closure Plan.
(2) Represents stores acquired in connection with the Uhlmans Acquisition.


   Stores range in size from 4,000 to 46,000 selling square feet with the majority between 12,000 and 30,000 selling square feet. In general, Bealls stores are located in small markets primarily in Texas, Oklahoma and New Mexico, Stage stores are located in small markets in states other than Texas, Oklahoma and New Mexico and Palais Royal stores are located in metropolitan Houston and suburban areas. These stores are primarily located in strip shopping centers. All store locations are leased except for three Bealls stores and two Stage stores that are owned. Most leases provide for a base rent amount plus contingent rentals, generally based upon a percentage of gross sales.


Litigation

   From time to time the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of its business. Management believes that none of the matters in which the Company or its subsidiaries are currently involved, either individually or in the aggregate, is material to the financial position, results of operations or cash flows of the Company or its subsidiaries.

                                   MANAGEMENT

Directors and Executive Officers

   The directors and executive officers of the Company and their respective ages and positions are as follows:

 Name                   Age                           Position
 ----                   ---     ----------------------------------------------------
Bernard Fuchs(1)        70      Chairman and Director
Carl Tooker             49      Chief Executive Officer, President and Director
Mark Shulman            47      Executive Vice President/Chief Merchandising Officer
James Marcum            37      Executive Vice President/Chief Financial Officer
Stephen Lovell          40      Executive Vice President/Director of Stores
Ron Lucas               49      Senior Vice President/Human Resources
Jerry Ivie              63      Senior Vice President, Secretary and Treasurer
Joshua Bekenstein(1)    38      Director
Adam Kirsch(2)          34      Director
Peter Mulvihill(2)      37      Director
Lasker Meyer            70      Director

---------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.


   The Company expects to expand the size of the Board to add three directorships by the end of 1997, at least two of which will be filled with independent, outside directors.


   The Board of Directors has established an Audit Committee and a Compensation Committee. The Audit Committee oversees actions taken by the Company's independent auditors, recommends the engagement of auditors and reviews the Company's internal accounting policies and practices. The Compensation Committee approves the compensation of executives of the Company, makes recommendations to the Board of Directors with respect to standards for setting compensation levels and administers the Company's incentive plans.

   Mr. Fuchs has been involved in retailing since 1944. He began his career with Grayson Shops of California and subsequently served as Executive Vice President and Chief Operating Officer of S. Klein in New York from 1960 through 1967. He came to Palais as Executive Vice President and Chief Operating Officer in 1967 and became President and Chief Executive Officer in 1979. Mr. Fuchs was Chairman and Chief Executive Officer of the Company and SRI from December 1988 until July 1994 when Mr. Tooker was appointed Chief Executive Officer. Mr. Fuchs continues to serve as Chairman.

   Mr. Tooker joined the Company as a Director, President and Chief Operating Officer on July 1, 1993. On July 1, 1994, Mr. Tooker was appointed Chief Executive Officer. Mr. Tooker has 24 years of experience in the retail industry, 18 of which were spent in the May Co. where he served as Chairman and Chief Operating Officer of Filene's of Boston from 1988 to 1990. In 1990, Mr. Tooker joined Rich's, a division of Federated Department Stores, Inc., as President and Chief Operating Officer, and in 1991 Mr. Tooker was promoted to Chief Executive Officer of Rich's where he served until joining the Company in 1993.


   Mr. Shulman joined the Company in January 1994 as Executive Vice President and Chief Merchandising Officer with 24 years of retailing experience. Prior to joining the Company, Mr. Shulman held varying positions with Bloomingdales, Rikes and I. Magnin, all of which are divisions of Federated Department Stores, Inc. Mr. Shulman served as President and Chief Executive Officer of Ann Taylor from 1985 to 1987, President and Chief Executive Officer of Henri Bendel (a division of the Limited) from 1987 to 1990, President and Chief Operating Officer of Bonjour, Inc. from 1990 to 1992, and president of Leslie Fay Dress Division from 1992 to 1994.

   Mr. Marcum joined the Company in June 1995 as Executive Vice President and Chief Financial Officer. Prior to joining the Company, Mr. Marcum held various positions at the Melville Corporation where he was employed since 1983 and where he served as Treasurer from 1986 to 1989, Vice President and Controller of Marshalls, Inc., a division of the Melville Corporation, from 1989 to 1990 and from 1990 to 1995 as Senior Vice President and Chief Financial Officer of Marshalls, Inc. From 1980 to 1983, Mr. Marcum was employed at Coopers and Lybrand L.L.P.

   Mr. Lovell joined the Company in June 1995 as Executive Vice President and Director of Stores. Before joining the Company, Mr. Lovell served in various positions at Hit or Miss, a division of TJX Companies, where he was employed since 1980 and where he served since January 1987 as Senior Vice President and Director of Stores.

   Mr. Lucas joined the Company in July 1995 as Senior Vice President, Human Resources. Between 1987 and 1995, Mr. Lucas served as Vice President, Human Resources at two different divisions of Limited, Inc., the Limited Stores Division and Lane Bryant. Previously, he spent seventeen years at the Venture Stores Division of May Co. where from 1985 to 1987 he was Vice President, Organization Development.

   Mr. Ivie has served as Senior Vice President, Secretary and Treasurer of the Company since December 1988. Between 1976 and 1990, he served in various capacities with Palais. From 1959 to 1976, Mr. Ivie was employed in the finance department of Burdine's, a division of Federated Department Stores, Inc.

   Mr. Bekenstein has been a director since December 1988 and was Vice Chairman of the Board of Directors and Chief Financial Officer of the Company from May 1992 until June 1995 when Mr. Marcum was appointed Chief Financial Officer. In March 1996, Mr. Bekenstein resigned as Vice Chairman. Mr. Bekenstein continues to serve as a director. Mr. Bekenstein has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since its inception in 1987. Mr. Bekenstein also currently serves on the Board of Directors of Waters Corporation.


   Mr. Kirsch has been a director since June 1992 and has been a Managing Director of Bain Capital, Inc. since May 1993 and a General Partner of Bain Venture Capital since 1990 and was an associate and principal of Bain from 1987 to 1990. Mr. Kirsch also currently serves as a director of Brookstone, Inc., Duane Reade Holding Corp., Diagnostics Holdings Inc. and the Wesley-Jessen Corporation.


   Mr. Mulvihill has been a director since December 1988. Mr. Mulvihill has served as a Managing Director of Oak Hill Partners, Inc. (the management company for Acadia) since 1993. From June 1987 to 1993, Mr. Mulvihill worked for and was associated with Rosecliff, Inc. (the predecessor of Oak Hill). Prior to joining Rosecliff, Mr. Mulvihill was an investment banker with Drexel Burnham Lambert Incorporated in the corporate finance department from 1985 to 1987. Mr. Mulvihill also serves as a director of Harvest Foods, Inc., an Arkansas-based grocery chain.

   Mr. Meyer served as Vice-Chairman and Chief Merchandising Officer of SRI from May 1989 until he retired in December 1993. Mr. Meyer has been a director since 1988. Mr. Meyer was at Foley's from 1959 until 1987, when he retired from his position as Chairman and Chief Executive Officer.


   At present, all Directors are elected and serve until a successor is duly elected and qualified or until his or her earlier death, resignation or removal. Currently, certain members of the Board of Directors are elected pursuant to a stockholders agreement, which will be terminated upon completion of the Offering. There are no family relationships between any of the Directors or executive officers of the Company. Following the consummation of the Offering each director shall serve until the following annual meeting when a successor is duly elected and qualified or until his or her earlier death, resignation or removal.

Executive Compensation

                          Summary Compensation Table

   The following summarizes the principal components of compensation of the Company's Chief Executive Officer and the four highest compensated executive officers. The compensation set forth below fully reflects compensation for work performed on behalf of the Company.

                                                                                               Long-Term
                                                                                              Compensation
                                                            Annual Compensation                  Awards
                                                   -------------------------------------     --------------
                                                                               Other
                                                                              Annual           Securities       All Other
                                        Fiscal      Salary      Bonus      Compensation        Underlying       Comp.
Name and Principal Position              Year        ($)         ($)            ($)          Options/SARs(#)     ($)(1)
---------------------------             ------     -------      ------     ------------      ---------------    ---------
Bernard Fuchs,                           1995      437,500      28,870          189,375(2)            --           252
  Chairman and                           1994      450,000      65,265           35,625(3)            --         1,260
  Director                               1993      450,000      59,200        3,713,000(4)       186,612         1,260

Carl Tooker,
  President,                             1995      538,416      43,305           67,600(5)            --            87
  Chief Executive Officer and            1994      468,750      56,128           67,600(5)        47,363           174
  Director                               1993      247,916      75,000          132,116(6)       189,454            --

Mark Shulman,                            1995      302,082      75,000            9,600(7)        14,208           783
  Executive Vice President and           1994      276,614      41,250          393,984(8)        94,727           160
  Chief Merchandising Officer            1993           --          --               --               --            --

James Marcum,                            1995      183,333      55,000          184,722(9)        94,727           173
  Executive Vice President and           1994           --          --               --               --            --
  Chief Financial Officer                1993           --          --               --               --            --

Stephen Lovell,                          1995      183,333      55,000          173,535(10)       71,045           268
  Executive Vice President,              1994           --          --               --               --            --
  Director of Stores                     1993           --          --               --               --            --

---------------

(1) Amounts shown for 1995 reflect premiums paid for life insurance coverage.


(2) Amount shown reflects a distribution related to options vested of $35,625 and the value realized upon the exercise of options for Common Stock of $153,750. Value realized is based upon the Fair Market Value (as defined) of the stock at the exercise date minus the exercise price.


(3) Amount shown reflects a distribution related to options vested.


(4) Amount shown reflects the value realized upon the exercise of options for Common Stock. Value realized is based upon the Fair Market Value of the stock at the exercise date minus the exercise price.

(5) Amount shown reflects a distribution related to options vested of $38,000 and housing and automobile allowances of $29,600 paid to Mr. Tooker during 1994 and 1995.

(6) Amount shown reflects moving expenses of $114,861 and housing and automobile allowances of $17,255 paid to Mr. Tooker during 1993.

(7) Amount shown reflects housing and automobile allowances paid to Mr. Shulman during 1995.

(8) Amount shown reflects moving expenses of $385,184 and housing and automobile allowances of $8,800 paid to Mr. Shulman during 1994.

(9) Amount shown reflects moving expenses paid to Mr. Marcum during 1995.

(10) Amount shown reflects moving expenses of $167,935 and housing and automobile allowances of $5,600 paid to Mr. Lovell during 1995.

                    Option/SAR Grants in Last Fiscal Year


   The following discloses options granted during 1995 for the executives named in the compensation table above.

                                               Individual Grants                                    Potential Realizable
                     --------------------------------------------------------------------          Value at Assumed Annual
                        Number of         % of Total                                           Rates of Stock Price Appreciation
                        Securities       Options/SARs                                                    for Option Term
                        Underlying        Granted to                                         --------------------------------------
                       Options/SARs      Employees in        Exercise of       Expiration        5% Annual           10% Annual
       Name           Granted(#)(1)     Fiscal Year (%)    Base Price ($)         Date        Growth Rate ($)     Growth Rate ($)
------------------   --------------    ----------------    ---------------    ------------   ----------------     ---------------
Mark Shulman             14,209               3.5               3.04            6/10/05            27,000              68,850
James Marcum             94,727              23.2               3.04            6/01/05           180,000             459,000
Stephen Lovell           71,045              17.4               3.04            6/01/05           135,000             344,250

---------------
(1) All of such options were granted under the 1993 Option Plan (as defined). The options granted under such plan are subject to vesting and repurchase provisions upon termination of employment.


             Aggregated Option/SAR Exercises in Last Fiscal Year
                    and Fiscal Year End Option/SAR Values


   The following summarizes exercises of stock options (granted in prior years) during 1995 by the executives named in the compensation table above in the past year, as well as the number and value of all unexercised options held by the named officers at the end of 1995.

                                                            Number of
                                                            Securities
                                                            Underlying         Value of Unexercised
                                                           Unexercised             In-the-Money
                                                         Options/SARs at         Options/SARs at
                                                            FY-End (#)            FY-End ($)(2)
                                                        -----------------     -----------------------
                           Shares           Value
                        Acquired on        Realized        Exercisable/            Exercisable/
       Name             Exercise (#)        ($)(1)        Unexercisable           Unexercisable
 ------------------   ---------------    ------------   -----------------     -----------------------
Bernard Fuchs             79,949           153,750         44,426/62,235          210,540/264,120
Carl Tooker                  --               --          85,254/151,563          420,000/702,000
Mark Shulman                 --               --           37,890/71,045          114,000/202,800
James Marcum                 --               --                -/94,727                -/212,000
Stephen Lovell               --               --                -/71,045                -/159,000

---------------
(1) Value is based upon the fair market value of the stock at the applicable date minus the exercise price (the "Fair Market Value"). Fair Market Value has been determined in good faith by the Board of Directors based upon historical and projected financial performance.

(2) Value is based upon the Fair Market Value of the stock as of February 3, 1996 minus the exercise price.

Compensation of Directors

   During 1995, Mr. Meyer received cash compensation of $25,000 for services rendered as a director. The Company expects that its independent outside directors will be paid in a manner and at a level consistent with industry practice.

Compensation Committee Interlocks and Insider Participation

   The current members of the Compensation Committee are Mr. Fuchs and Mr. Bekenstein, who served in such capacities during the last fiscal year. Mr. Fuchs abstains from voting on matters relating directly to his compensation as an executive officer. See "Certain Relationships and Related Transactions" for a description of certain transactions between Mr. Fuchs and the Company and Bain and the Company.

Management And Employment Agreements

Fuchs Management Agreement

   The Company, Bain and certain of its affiliates, Citicorp and Bernard Fuchs entered into a management agreement (the "Fuchs Management Agreement"), dated as of May 26, 1989 and amended effective February 1, 1993, pursuant to which (i) the Company employed Mr. Fuchs as an executive officer and (ii) Mr. Fuchs purchased from Bain and certain of its affiliates, and an affiliate of Citicorp, in the aggregate, 278,259 shares of the Company's common stock for $0.09 per share and 250 shares of the Company's senior preferred stock for $1,000 per share (subsequently redeemed in connection with the Refinancing). The Fuchs Management Agreement provides that transfers of common stock by Mr. Fuchs are subject to certain rights to first offer and refusal of the Company and the other parties to the Fuchs Management Agreement.

   Pursuant to the Fuchs Management Agreement, Mr. Fuchs served as Chairman of the Board and Chief Executive Officer until July 1, 1994 when Mr. Tooker was appointed Chief Executive Officer. Mr. Fuchs continues to serve as Chairman. The Fuchs Management Agreement, as amended, provides for a base salary plus an annual incentive bonus based on an increase in the Company's pretax income (excluding any increase or decrease in pretax income attributable to any financial restructuring) as compared to the fiscal year in which the Company recorded its highest pretax income prior to the fiscal year for which the bonus is being paid. The incentive bonus is applicable to fiscal years 1993 through 1998. Mr. Fuchs may also be awarded discretionary bonuses by the Company's Compensation Committee elected by the Board of Directors. The Fuchs Management Agreement generally restricts Mr. Fuchs from competing with the Company or its subsidiaries for a period of 24 months after his termination, except for termination without cause. Pursuant to the Fuchs Management Agreement, Mr. Fuchs' base salary for 1996, 1997 and 1998 shall be $300,000, $200,000 and $100,000, respectively. The Fuchs Management Agreement terminates at the end of 1998.

   In connection with the February 1993 amendment to the Fuchs Management Agreement, the Company also entered into a stock option agreement with Mr. Fuchs providing the grant of options to acquire up to 142,090 shares of SRI's common stock at an original purchase price of $5.28 per share. Such options are subject to vesting and repurchase restrictions. In connection with the formation of the Company, such options were converted into options to acquire shares of Common Stock at a price of $0.11 per share and the right to receive payments equaling $1.00 per option share ratably over the vesting schedule.

 Tooker Employment Agreement

   The Company and Carl Tooker expect to enter into an employment agreement (the "Tooker Employment Agreement") prior to the completion of the Offering which will provide for Mr. Tooker's employment as President and Chief Executive Officer. The Tooker Employment Agreement will provide for an initial base salary of $600,000 plus an annual incentive bonus as agreed to with the Compensation Committee. The Tooker Employment Agreement also will provide for annual performance and salary reviews, and for participation in all other bonus and benefit plans available to executive officers of the Company.



   If the Company terminates Mr. Tooker other than for good cause, (as defined in the Tooker Employment Agreement) or if Mr. Tooker voluntarily terminates his employment for good reason, Mr. Tooker would be entitled to 18 months' base salary, any accrued or unpaid bonus, salary and deferred compensation, any expense allowances and any earned but unpaid benefits under the Company's benefit plans. The Tooker Employment Agreement also will provide that, following a change in control (as defined in the Tooker Employment Agreement) if Mr. Tooker is terminated other than for good cause or Mr. Tooker resigns other than for good reason, Mr. Tooker would be entitled to three years' base salary (as opposed to eighteen months) plus the amounts referred to above. In the event of a change of control of the Company in which the Company does not survive, all unvested options for the purchase of Common Stock held by Mr. Tooker would vest immediately. The Tooker Employment Agreement will contain certain non-compete and confidentiality provisions. The Tooker Employment Agreement will renew annually in accordance with its terms unless terminated by either party.

Other Employment Agreements

   The Company expects to enter into employment agreements with Messrs. Shulman, Marcum, Lovell and Lucas prior to the completion of the Offering which will provide for their initial base salaries as well as annual incentive bonuses as agreed to with the Compensation Committee. The employment agreements also will provide for annual performance reviews, salary increases at the discretion of the Compensation Committee, and participation in all other bonus and benefit plans available to executive officers of the Company. The initial base salaries, which will be provided for in the individual employment agreements, are as follows:

                                                                 Initial Base
    Executive                       Position                        Salary
-----------------   ---------------------------------------    ----------------
Mark Shulman          Executive Vice President and               $350,000
                      Chief Merchandising Officer
James Marcum          Executive Vice President and               $300,000
                      Chief Financial Officer
Stephen Lovell        Executive Vice President and               $300,000
                      Director of Stores
Ron Lucas             Senior Vice President, Human               $190,000
                      Resources

   If the Company terminates any of the aforementioned individuals, other than for good cause (as defined in the respective employment agreements), then the terminated individual would be entitled to one year's base salary, any accrued or unpaid bonus, salary and deferred compensation, any expense allowances, and any earned but unpaid benefits under the Company's benefit plans. The employment agreements also will provide that, following a change of control (as defined in the respective employment agreements), the respective individual would be entitled to two years' base salary (as opposed to one) plus the amounts referred to above. In the event of a change of control of the Company in which the Company does not survive, all unvested options for the purchase of Common Stock held by the aforementioned individuals would vest immediately. The employment agreements will contain certain non-compete and confidentiality provisions. Each of the employment agreements will renew annually in accordance with its terms unless terminated by either party.


1993 Stock Option Plan


   In 1993, the Company adopted the Third Amended and Restated Stock Option Plan, a successor plan to prior SRI plans (the "1993 Stock Option Plan"), designed to provide incentives to present and future executive, managerial, marketing, technical, other key employees, and consultants and advisors of the Company and its subsidiaries as selected in the sole discretion of the Board of Directors. The 1993 Stock Option Plan provided for aggregate option grants of up to 1,894,540 shares. As of September 20, 1996, options to purchase an aggregate of 1,511,523 shares of Common Stock at prices from $0.11 to $21.11 are currently outstanding under the 1993 Stock Option Plan. In connection with the Offering, the Compensation Committee has granted options to purchase 255,762 shares of Common Stock under this plan to members of executive management at an exercise price of $21.11 per share with a five-year cliff vesting requirement. No additional grants shall be made under the 1993 Stock Option Plan after the consummation of the Offering.


1996 Equity Incentive Plan

   In connection with the Offering, the Company has adopted the 1996 Equity Incentive Plan (the "Incentive Plan") designed to update and replace the 1993 Stock Option Plan.


   The Incentive Plan provides for the granting to employees and other key individuals who perform services for the Company and its subsidiaries ("Participants") of the following types of incentive awards: stock options, stock appreciation rights ("SARs"), restricted stock, performance units, performance grants and other types of awards that the Board of Directors or the Compensation Committee (the "Plan Administrator") deems to be consistent with the purposes of the Incentive Plan. An aggregate of 1,500,000 shares of Common Stock have been reserved for issuance under the Incentive Plan; however, no Participant shall be entitled to receive grants of Common Stock, stock options or SARs with respect to Common Stock, in any calendar year in excess of 400,000 shares in the aggregate. The Incentive Plan affords the Company latitude in tailoring incentive compensation for the retention of key personnel, to support corporate and business objectives, and to anticipate and respond to a changing business environment and competitive compensation practices.

   The Plan Administrator will have exclusive discretion to select the Participants and to determine the type, size and terms of each award, to modify the terms of awards, to determine when awards will be granted and paid, and to make all other determinations which it deems necessary or desirable in the interpretation and administration of the Incentive Plan. The Incentive Plan is scheduled to terminate ten years from the date that the Incentive Plan was initially approved and adopted by the stockholders of the Company, unless extended for up to an additional five years by action of the Board of Directors. With limited exceptions, including termination of employment as a result of death, disability or retirement, or except as otherwise determined by the Plan Administrator, rights to these forms of contingent compensation are forfeited if a recipient's employment or performance of services terminates within a specified period following the award. Generally, a Participant's rights and interest under the Incentive Plan will not be transferable except by will or by the laws of descent and distribution.



   Options, which include nonqualified stock options and incentive stock options, are rights to purchase a specified number of shares of Common Stock at a price fixed by the Plan Administrator. The option price may be less than, equal to or greater than the fair market value of the underlying shares of Common Stock, but in no event less than the fair market value on the date of grant. Options generally will expire not later than ten years after the date on which they are granted. Options will become exercisable at such times and in such installments as the Plan Administrator shall determine. Payment of the option price must be made in full at the time of exercise in such form (including, but not limited to, cash or Common Stock of the Company) as the Plan Administrator may determine.



   An SAR may be granted alone, or in tandem with another option or award, or a holder of an option or other award may be granted a related SAR, either at the time of grant or by amendment thereafter. In the event that an SAR is granted in tandem with another award, the holder of the SAR must surrender the SAR and surrender, unexercised, any related option or other award, and the holder will receive in exchange, at the election of the Plan Administrator, cash or Common Stock or other consideration, or any combination thereof, equal in value to the difference between the exercise price or option price per share and the fair market value per share on the last business day preceding the date of exercise, times the number of shares subject to the SAR or option or other award, or portion thereof, which is exercised.



   A restricted stock award is an award of a given number of shares of Common Stock which are subject to a restriction against transfer and to a risk of forfeiture during a period set by the Plan Administrator. During the restriction period, the Participant generally has the right to vote and receive dividends on the shares. Dividends received while under restriction are treated as compensation.



   Performance grants are awards whose final value, if any, is determined by the degree to which specified performance objectives have been achieved during an award period set by the Plan Administrator, subject to such adjustments as the Plan Administrator may approve based on relevant factors. Performance objectives are based on such measures of performance, including, without limitation, measures of industry, Company, unit or Participant performance, or any combination of the foregoing, as the Plan Administrator may determine. The Committee may make such adjustments in the computation of any performance measure as it deems appropriate. A target value of an award is established (and may be amended thereafter) by the Plan Administrator and may be a fixed dollar amount, an amount that varies from time to time based on the value of a share of Common Stock, or an amount that is determinable from other criteria specified by the Plan Administrator. Payment of the final value of an award is made as promptly as practicable after the end of the award period or at such other time or times as the Plan Administrator may determine.



   Upon the liquidation or dissolution of the Company all outstanding awards under the Incentive Plan shall terminate immediately prior to the consummation of such liquidation or dissolution, unless otherwise provided by the Plan Administrator. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, all restrictions on any outstanding awards may lapse and Participants may be entitled to the full benefit of such awards, as determined by the Plan Administrator, immediately prior to the closing date of such sale or merger.


 Certain Federal Tax Consequences under the Incentive Plan


   The following discussion addresses certain federal income tax consequences under current law to recipients of awards made under the Incentive Plan. The following discussion is intended only as a general summary of the federal income tax consequences arising under the Incentive Plan based upon the Internal Revenue Code of 1986, as amended (the "Code") as currently in effect. Because federal income tax consequences will vary as a result of individual circumstances, each Participant should consult his tax advisor with respect to the tax consequences of such participation. Moreover, the following summary relates only to a Participants' federal income tax treatment, and the state, local and foreign tax consequences may be substantially different.

   A Participant to whom a nonqualified stock option is granted will not recognize any income at the time of the grant. When a Participant exercises a nonqualified stock option, he generally will recognize ordinary compensation income equal to the difference, if any, between the fair market value of the Common Stock he receives at such time and the option's exercise price. The Participant's tax basis in such shares will be equal to the exercise price paid plus the amount includable in his gross income as compensation, and his holding period for such shares will begin on the day on which he recognizes taxable income in respect of such shares.

   A Participant to whom an incentive stock option is granted will not recognize any ordinary income at the time of grant or at the time of exercise. However, upon the exercise of an incentive stock option, the Participant generally will be required to include the excess of fair market value of the Common Stock over the option's exercise price in his alternative minimum taxable income and, as a result, he may be subject to an alternative minimum tax ("AMT"). In order to obtain incentive stock option treatment for federal income tax purposes, a Participant (i) must be an employee of the Company or a subsidiary continuously from the date of grant until any termination of employment and (ii) in the event of such a termination, must exercise an incentive stock option within three months after such termination, except if disabled, in which case exercise may occur within one year from the date of termination of employment. If a Participant holds Common Stock received upon the exercise of an incentive stock option for more than one year after exercise and more than two years after the option was granted (the "Statutory Holding Periods"), then upon a sale of such Common Stock he will recognize long-term capital gain or loss equal to the difference, if any, between the sale price of such shares and the option's exercise price. If the Participant has not held such shares for the Statutory Holding Periods, when he sells such share (a "disqualifying disposition") he will recognize ordinary compensation income equal to the lesser of (i) the excess, if any, of the fair market value of such shares on the date of exercise over the exercise price or (ii) the excess, if any, of the sale price over the exercise price. Any additional gain or any loss on such sale will constitute capital gain or loss, short- or long-term depending upon whether the Participant has held the Common Stock for more than one year after the exercise date. The tax basis of such shares to the Participant, for purposes of computing such other gain or loss, will be equal to the exercise price paid plus the amount includable in his gross income as compensation, if any.

   A participant will not recognize any taxable income as a result of the inclusion of SARs in a nonqualified stock option or an incentive stock option. At the time of exercise, a Participant generally will recognize ordinary compensation income in an amount equal to the cash and the fair market value of the Common Stock he receives to satisfy his SARs. The Participant's tax basis in any such shares received pursuant to a SAR will be equal to the amount includable in his gross income as compensation in respect of such shares, and the Participant's holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares.

   With respect to restricted stock awards, unless he files a timely election with the Internal Revenue Service under Section 83(b) of the Code (a "Section 83(b) election"), a Participant who receives Common Stock pursuant to a restricted stock award will not recognize any taxable income upon the receipt of such award, but will recognize taxable compensation income at the time his interest in such shares is no longer subject to the repurchase option imposed by the Plan in an amount equal to the fair market value of such shares at such time. Alternatively, by filing a Section 83(b) election within 30 days after the shares are granted, the Participant may elect to recognize ordinary income equal to the fair market value of the shares on the grant date. In either event, the Participant's tax basis in such shares will be equal to the amount includable in his gross income as compensation, and his holding period for such shares will begin on the date his compensation income is determined. If a Participant does not make a Section 83(b) election, dividends paid on restricted stock awards will be includable in his income as compensation when received.

   A Participant to whom a performance grant award is made will not recognize taxable income at the time such award is made. Such Participant generally will recognize taxable income, however, at the time cash, Common Stock or other Company securities or property are paid to him pursuant to such award in an amount equal to the amount of such cash and the fair market value at such time of such shares, securities or property. The tax basis of any such shares, securities or property received by a Participant pursuant to a performance grant award will be equal to the amount includable in his gross income as compensation in respect of such shares, securities or property, and the holding period therefor will begin on the day on which he recognizes taxable income in respect of such shares, securities or property. Any income equivalents paid to a Participant with respect to his performance grant award should generally be regarded as compensation.

   If a Participant who receives Common Stock under the Incentive Plan (whether pursuant to the exercise of an option, as a restricted stock award, or as a performance grant award) is subject to Section 16(b) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act") (such recipient, an "Insider"), the tax consequences may be different from those described above. Generally, an Insider will not recognize income (or, in the case of the exercise of an incentive stock option, alternative minimum taxable income) on receipt of Common Stock until he is no longer subject to liability with respect to the disposition of such Common Stock. However, by filing a Section 83(b) election with the Internal Revenue Service no later than 30 days after the date of transfer of property (e.g., after exercise of a nonqualified stock option that was granted within six months of such exercise to the extent a six month holding period is required), an Insider may elect to be taxed based upon the fair market value of the Common Stock at the time of such transfer.


   Subject to certain limitations described in the next paragraph, the company for which a Participant is performing services generally will be allowed to deduct amounts that are includable in the Participant's income as ordinary compensation income at the time such amounts are so includable, provided that such amounts qualify as reasonable compensation for personal services actually rendered.

   With limited exceptions, the Company may not deduct certain compensation paid to its chief executive officer or any of its four other highest paid executives to the extent such compensation exceeds $1 million in any taxable year. Depending on the circumstances, some or all of the compensation paid to such an executive under the Incentive Plan may be nondeductible.

Company Retirement Plans

   Retirement Plan. The Specialty Retailers, Inc. Restated Retirement Plan (the "Retirement Plan") is a qualified defined benefit plan. Benefits under the Retirement Plan are administered through a trust arrangement providing benefits in the form of monthly payments or a single lump sum payment. The Retirement Plan covers substantially all employees who have completed one year of service with 1,000 hours of service. The Retirement Plan is administered by the retirement plan committee (the "Retirement Committee"), and its three to five members are appointed by the Company. All determinations of the Retirement Committee are made in accordance with the provisions of the Retirement Plan in a uniform and nondiscriminatory manner.

   Generally, a participant is eligible for a benefit on his/her normal retirement date, which is the later of age 65 or the fifth anniversary of the date of hire. A participant may elect an early retirement benefit if he/she is at least 55 years old, has 10 Years of Service (as defined below) and retires from active employment with the Company. Early retirement benefits are reduced according to a formula established in the Retirement Plan based upon each full month that the participant's age is less than 65 on the date the payments commence. If a participant who is vested terminates employment, he/she is entitled to a deferred benefit payable at his/her normal retirement date or an earlier date, if requested, but not before age 55.

   The amount of a participant's retirement benefit is based on each Year of Credited Service (as defined below) and on his/her earnings for that year. The individual yearly benefits are then totaled to determine the annual benefit at age 65. A participant's accrued benefits in the superseded plan are determined in accordance with the terms of those plans except as modified by the terms of the Retirement Plan. The annual amount of the participant's normal retirement benefit is derived, subject to certain limitations, by adding (i) 1% of earnings up to $30,600 plus 1-1/2% of the excess of such earnings over $30,600 for each Year of Credited Service earned on or after July 1, 1989 through December 31, 1991, (ii) 1% of earnings up to $31,800 plus 1-1/2% of the excess of such earnings over $31,800 for each Year of Credited Service earned after December 31, 1991, (iii) 1% of earnings up to $42,500 plus 1-1/2% of the excess of such earnings over $42,500 for each Year of Credited Service earned after December 31, 1994 and (iv) accrued benefits determined in accordance with the terms of the Retirement Plan under any superseded plan. The normal retirement benefit formula produces an annual benefit which is paid to the participant in equal monthly installments. The standard form of payment for a single participant is a monthly benefit payable for the participant's life only. The standard form of payment for a married participant is a 50% joint and survivor benefit, which provides a reduced monthly benefit to the participant during his/her lifetime, and 50% of that benefit to the participant's spouse for his/her lifetime in the event of the participant's death. Other forms of the payment are also provided including lump sum payouts, but they require participant election. In addition, the Retirement Committee may elect to pay the benefit equivalent of a benefit payable at normal retirement date in the form of a lump sum payment, if the lump sum payment does not exceed $3,500.

   Any participant who is credited with 1,000 or more hours of service in a calendar year receives a "Year of Service", while any participant who is credited with 1,284 or more hours of service in a calendar year receives a "Year of Credited Service". Years of Service determine a participant's eligibility for benefits under the Retirement Plan, and the percentage vested in those benefits. After five Years of Service, a participant is 100% vested. Participants in any superseded plan earn Years of Service and Years of Credited Service pursuant to sightly different criteria for plan years beginning prior to January 1, 1990.


   The Retirement Plan is funded entirely by Company contributions which are held by a trustee for the exclusive benefit of the participants. The Company voluntarily agreed to contribute the amounts necessary to provide the assets required to meet the future benefits payable to Retirement Plan participants. Under the Retirement Plan, contributions are not specifically allocated to individual participants. Although the Company intends to continue the Retirement Plan indefinitely, it can terminate the plan at any time, upon which all participants will become 100% vested in any benefit accrued to the extent funds are available in trust. In this event, assets will be allocated to benefit categories in the order specified in the Retirement Plan.

   The Benefit Equalization Plan. The Specialty Retailers, Inc. Benefit Equalization Plan (the "Equalization Plan") is a nonqualified defined benefit plan which is intended to replace the benefits that cannot be provided under the terms of the Retirement Plan on account of certain limitations imposed under the Internal Revenue Code (for example, the Retirement Plan cannot consider compensation for a participant which is in excess of $150,000 when determining the participant's benefit). The Equalization Plan is unfunded. However, upon a change of control as defined in the Equalization Plan, the Company is required to deposit into a rabbi trust sufficient funds to cover all obligations then accrued under the Equalization Plan.


   Supplemental Employee Retirement Plan. In 1996, the Company adopted the Specialty Retailers, Inc. Supplemental Employee Retirement Plan (the "SERP"). The SERP provides for certain retirement benefits for the Company's senior management upon retirement at or after age 65 with at least 15 years of credited service with the Company. The SERP provides for annual retirement compensation of 50% of the retiree's average annual base salary for the three years preceding retirement, less amounts received under the Company's defined benefit retirement plans. Participants in the SERP may elect to receive early retirement benefits at or after age 55 with at least 15 years of credited service. Early retirement benefits are reduced by 4% for each year an executive retires before age 65. SERP Benefits are vested after 15 years of service. Upon a change of control as defined in the SERP, the Company is required to deposit into a rabbi trust sufficient funds to cover all obligations then accrued under the SERP. If a participant's employment is terminated after a change in control by the Company without cause or by the participant for good reason, the participant will be fully vested in the benefit that would have been payable at age 55. This amount will be paid to the participant in a lump sum upon termination of employment.


   The estimated annual benefits payable upon retirement under the Retirement Plan, Equalization Plan and SERP at normal retirement age, subject to certain adjustments permitted by applicable federal law, for the individuals named in the cash compensation table above would be as follows (assuming no increase in compensation): Mr. Fuchs--$0; Mr. Tooker--$300,000; Mr. Shulman--$175,000; Mr. Marcum--$150,000; and Mr. Lovell-- $150,000. No amounts were paid or distributed during 1995 or to date in 1996 pursuant to any of the above plans to any of the individuals named or included in the group in the cash compensation table above.

Company Deferred Compensation Plan


   On February 26, 1996 and effective April 1, 1996, the Company adopted the Specialty Retailers, Inc. Deferred Compensation Plan (the "Deferred Compensation Plan") that provides officers of the Company with the opportunity to participate in an unfunded, deferred compensation program that is not qualified under the Code. Generally, the Code and the Employee Retirement Income Security Act of 1974, as amended, restrict contributions to a 401(k) plan by highly compensated employees. The Deferred Compensation Plan is intended to allow officers to defer income at the same rates as those employees not restricted by such regulations. Under the Deferred Compensation Plan, participants may defer up to 15% of their salary and bonus (not otherwise covered by the Company's 401(k) plan) and earn a rate of return based on select indices chosen by each participant. The Company may, but is not obligated to, establish a grantor trust for the purposes of holding assets to provide benefits to the participants. The Company will match 25% of the first 6% of each participant's contributions to the Deferred Compensation Plan not otherwise covered by the Company's 401(k) plan. Company contributions vest over five years of service.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management


   The Company's corporate headquarters in Houston and the land and buildings upon which six Palais stores are located are leased from PR Investments, a partnership in which Mr. Fuchs, his wife and certain former owners of Palais are general partners. The lease relating to the Company's corporate headquarters is for a term of 50 years expiring in 2032 and includes an established minimum annual rent adjusted periodically for changes in the Consumer Price Index ("CPI"). Three of the Palais store leases with PR Investments are for terms of 20 years expiring in the years 1999, 1999 and 2000, respectively. The remaining three Palais store leases with PR Investments are for 25-year terms expiring in the years 2005, 2010 and 2010, respectively. All of the Palais store leases with PR Investments provide Palais with the option to extend the term of the lease for two consecutive five-year terms. One of the Palais leases with PR Investments provides Palais with the option to extend the term of the lease for an additional 20 years. In addition to an established minimum annual rent adjusted annually for changes in the CPI, the above described store leases include additional rent calculated at 4% of gross sales exceeding established levels per store. During 1993, 1994 and 1995, the Company paid PR Investments an aggregate of $1.9 million, $2.0 million and $2.1 million, respectively, under the leases described above.



   The Company has made loans, in an aggregate principal amount of $774,700, to certain executive officers of the Company. These loans are full recourse loans and are secured by a pledge of the shares of Common Stock owned by such executive officers. The following executive officers' loans bear interest at 5.7% interest and have a maturity date of April 15, 1997: Carl Tooker, $343,200, Mark Shulman, $230,300, James Marcum, $115,000, Stephen Lovell, $86,200. In addition, the following executive officers have the following full recourse loans outstanding which bear market rates of interest: Carl Tooker, $380,000, James Marcum, $75,000, Stephen Lovell, $150,000.


Professional Services Agreement


   Pursuant to a professional service agreement (the "Professional Services Agreement"), Bain received fees from the Company for professional services rendered and expense reimbursements in the aggregate amount of $1.5 million in 1993, $0.6 million in 1994, $0.8 million in 1995 and $0.5 million in 1996 prior to the Offering. Upon consummation of the Offering, Bain will receive a fee of $2.0 million to terminate this agreement.

                             PRINCIPAL STOCKHOLDERS


   The Company's authorized equity consists of Common Stock and Class B Common Stock. Except as otherwise described herein, all shares of Common Stock and Class B Common Stock are identical and entitle the holders thereof to the same rights and privileges (except with respect to voting privileges). Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share-for-share basis, to the extent the holder thereof is not prohibited from owning additional voting securities by virtue of regulatory restrictions. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Except as required by law, holders of Class B Common Stock do not have the right to vote on any matters to be voted upon by the stockholders. As of September 20, 1996, 1,351,967 shares of Class B Common Stock were outstanding, 1,250,584 of which were owned by Court Square. Except for the column relating to voting power, the numbers and percentages of shares of Common Stock held by holders of the Class B Common Stock are calculated assuming all Class B Common Stock is converted.



   The table below sets forth certain information regarding ownership of Common Stock as of September 20, 1996 assuming exercise of options exercisable within sixty days of such date by (i) each person or entity who owns of record or beneficially 5% or more of the Common Stock, (ii) each director and named executive officer and (iii) all executive officers and directors as a group.


                                           Number of        Percentage of      Percentage of       Percentage of
                                           Shares of        Voting Power       Total Shares         Total Shares
                                             Common           Prior to          Owned Prior         Owned After
                 Name                     Stock Owned       the Offering      to the Offering     the Offering(1)
-------------------------------------    --------------   ---------------    ----------------    ------------------
Bain Capital Funds(2)                      5,012,868            44.4%              39.7%                22.1%
Acadia (3)                                 3,330,095            29.5               26.4                 14.7
Court Square (4)                           1,620,651             3.1               12.8                  7.2
Bernard Fuchs (5)                          1,067,526             9.5                8.4                  4.7
Joshua Bekenstein (6)                      5,080,343            45.0               40.2                 22.4
Adam Kirsch (6)                            5,059,032            44.8               40.0                 22.4
Carl Tooker                                  141,901             1.3                1.1                     *
Mark Shulman                                  40,733                *                  *                    *
Jerry Ivie (7)                                32,323                *                  *                    *
Lasker Meyer (8)                              12,800                *                  *                    *
Stephen Lovell                                14,209                *                  *                    *
James Marcum                                  18,945                *                  *                    *
Peter Mulvihill (9)                                0                *                  *                    *
All executive officers and directors
  as a group (10 Persons) (10)             6,454,944            57.2%              51.1%                28.5%

---------------
*  Less than 1%.


(1) Percentages are calculated without giving effect to the Underwriters' over-allotment option. See "Over-Allotment Option."


(2) Includes 3,951,122 shares of Common Stock held by Tyler Capital Fund, L.P.; 809,567 shares of Common Stock held by Tyler Massachusetts, L.P.; 236,814 shares of Common Stock held by Tyler International; 15,067 shares of Common Stock held by BCIP Associates ("BCIP Associates"); and 295 shares of Common Stock held by BCIP Trust Associates, L.P. ("BCIP Trust" and, collectively with BCIP Associates and the Tyler entities, the "Bain Capital Funds"). The address of the Bain Capital Funds is c/o Bain Venture Capital, Two Copley Place, Boston, Massachusetts 02116.

(3) Amounts shown represent shares held by the nominee of Acadia and shares held by FWHY-Coinvestment I Partner L.P. ("FCP") and Oak Hill, both affiliates of Acadia. The address of Acadia and FCP is 201 Main Street, Fort Worth, Texas 76102. The address of Oak Hill is 65 East 55th Street, New York, New York 10022.

 (4) Court Square is a subsidiary of Citicorp, a Delaware corporation. Amount and percentage shown as owned include 1,250,584 shares of non-voting Class B Common Stock owned by Court Square. Each share of non- voting Class B Common Stock is convertible, subject to certain restrictions, into one share of Common Stock. The address of Court Square is 399 Park Avenue, 6th Floor, New York, New York 10043.


 (5) Amount shown for Mr. Fuchs includes (i) 445,216 shares held by The Fuchs Family Limited Partnership for which Mr. Fuchs may be deemed to possess beneficial ownership and (ii) 8,904 options which are exercisable within 60 days.

 (6) Amounts shown include shares beneficially owned by the Bain Capital Funds. Mr. Bekenstein and Mr. Kirsch may be deemed to share voting and dispositive power as to all shares owned by the Bain Capital Funds.

 (7) Includes 334 shares of Common Stock that may be acquired through options exercisable within 60 days.


 (8) Includes 1,670 shares of Common Stock that may be acquired through options exercisable within 60 days.

 (9) Mr. Mulvihill is a director and a managing director of the investment adviser to Acadia. In addition, Mr. Mulvihill holds indirectly a limited interest in Acadia and holds directly a limited interest in Oak Hill. However, he does not hold or share voting or dispositive power as to shares beneficially owned by Acadia or Oak Hill.

(10) Amount shown includes 10,908 shares of Common Stock that such persons or group could acquire upon the exercise of options exercisable within 60 days.


                            OVER-ALLOTMENT OPTION


   The Company, along with the Bain Capital Funds and Acadia (the "Selling Stockholders") have granted the Underwriters a 30-day option (the "Option") to purchase up to an additional 1,500,000 shares of Common Stock to cover over-allotments of shares in connection with the Offering. Of such amount, the Company will sell up to 750,000 additional shares, and the Selling Stockholders will sell up to 750,000 outstanding shares. The following table sets forth information as of September 20, 1996, with respect to the beneficial ownership of Common Stock held by each of the Selling Stockholders before and after the exercise of the Option (assuming the Option is exercised in full).


                             Beneficial Ownership                            Beneficial Ownership
                               Prior to Exercise                                After Exercise
                           -------------------------      Number of       --------------------------
                            Number of                    Shares Being      Number of
Selling Stockholders          Shares        Percent        Offered           Shares         Percent
-----------------------   ------------    ----------    --------------    -----------     ----------
Bain Capital Funds          5,012,868        22.1%         450,635         4,562,233         19.6%
Acadia                      3,330,095        14.7          299,365         3,030,730         13.0

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

Revolving Credit Agreements

   The Company may draw up to $25.0 million under the Revolving Credit Agreements. Of this amount, up to $15.0 million may be used to support letters of credit. As of February 3, 1996, $8.4 million of the total commitment was used to collateralize letters of credit resulting in available funds of $16.6 million. In addition, $10.0 million are available under the Seasonal Credit Agreement during the Seasonal Period for working capital needs. The Revolving Credit Agreements are available through February 3, 1998 and provide for a commitment fee of 1/2 of 1% of the average daily unused portion of the commitment amount paid on a quarterly basis. Interest is charged on outstanding loans at a base rate plus a specified margin. The Revolving Credit Agreements contain covenants which, among other things, restrict (i) incurrence of additional debt, (ii) purchase of certain investments, (iii) payment of dividends, (iv) formation of certain business combinations, (v) disposition of certain assets, (vi) acquisition of subordinated debt, (vii) use of proceeds received and (viii) certain transactions with related parties. The Revolving Credit Agreements also require that SRI maintain a debt service ratio above predetermined levels. The Revolving Credit Agreements are secured by the distribution center located in Jacksonville, Texas, including equipment located therein, and a pledge of SRPC's stock.

Long-term Indebtedness


   Senior Discount Debentures. During 1993, the Company issued the Senior Discount Debentures. The Senior Discount Debentures were issued at a discount for aggregate net proceeds of approximately $75.6 million. Substantially all of the net proceeds from the Senior Discount Debentures were used to make cash payments to the holders of Common Stock equal to $6.17 per share. Cash interest begins to accrue in August 1998 and is payable semi-annually on February 15 and August 15 commencing February 15, 1999. The discount is being charged to interest expense over the term to maturity using the effective interest method which, together with the coupon interest, results in a 12.7% effective interest rate. The Senior Discount Debentures contain restrictions which, among other things, limit (i) the payment of dividends, (ii) the repurchase of stock and subordinated debt, (iii) the acquisition of additional debt or the creation of certain liens, (iv) disposition of certain assets and (v) certain related party intercompany transactions. The Senior Discount Debentures are secured by all of the issued and outstanding common stock of SRI and are structurally subordinated to all of SRI's debt.

   The Company has commenced the Tender Offer to purchase up to 100% of the outstanding Senior Discount Debentures with the proceeds of the Offering. In connection with the Tender Offer, the Company is seeking consents from the holders of the Senior Discount Debentures to modify or remove certain of the covenants governing such debentures to provide the Company with greater operational flexibility.

   Senior Notes. During 1993, SRI issued the Senior Notes. The Senior Notes were issued in an aggregate principal amount of $150.0 million and bear interest at 10% payable semi-annually on February 15 and August 15. SRI is required to make a mandatory sinking fund payment on August 15, 1999 equal to twenty-five percent of the original principal amount. The Company has purchased $20.0 million of the Senior Notes which satisfied a portion of the August 15, 1999 sinking fund requirement. The Senior Notes are general unsecured obligations and rank senior to all subordinated debt including the Series B Senior Subordinated Notes.

   Series B Senior Subordinated Notes. During 1993, SRI issued the Series B Senior Subordinated Notes. The Series B Senior Subordinated Notes were originally issued in an aggregate principal amount of $100.0 million and bear interest at 11% payable semi-annually on February 15 and August 15. The Company is required to make a mandatory sinking fund payment on August 15, 2002 equal to forty percent of the original principal amount. The Series B Senior Subordinated Notes are subordinated to the obligations under the Senior Notes.

   Series D Senior Subordinated Notes. During 1995, SRI issued $18.3 million in an aggregate principal amount of Series D Senior Subordinated Notes. The Series D Senior Subordinated Notes were issued at a discount of $1.8 million and bear interest at 11% payable semi-annually on February 15 and August 15 of each year. The original issue discount is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 13.0%. The Company is required to make a mandatory sinking fund payment on September 15, 2002 equal to forty percent of the original aggregate principal amount of the Series D Senior Subordinated Notes. The Series D Senior Subordinated Notes rank pari passu with the existing Series B Senior Subordinated Notes (collectively, the "Senior Subordinated Notes").

   The Senior Notes and the Senior Subordinated Notes contain restrictive covenants which, among other things, (i) limit SRI's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt, (ii) limit its ability to incur additional debt or issue stock and (iii) limit certain related party transactions.


   SRI is soliciting consents to certain amendments to the indentures governing its Senior Notes, its Series B Senior Subordinated Notes and its Series D Senior Subordinated Notes to, among other things increase the maximum amount of revolving senior secured borrowing capacity to $50.0 million (subject to a reduction to $25.0 million for a 45-day period annually) and relax the limitations on the incurrence of additional indebtedness.


   These amendments are intended to provide the Company with additional financial flexibility in meeting its expansion plans and the working capital requirements of its growing store base, and are conditioned on the consummation of the Offering.

   SRPC Notes. On May 30, 1996, SRPC issued $30.0 million in aggregate principal amount of SRPC Notes in order to finance the Uhlmans Acquisition. The SRPC Notes have an expected maturity date of December 15, 2000 ("Expected Maturity Date"). Principal is expected to be paid on the SRPC Notes in one payment on the Expected Maturity Date. If principal is not paid in full on the Expected Maturity Date it will be paid monthly thereafter on each Monthly Payment Date (as defined therein), to the extent of available funds. Interest on the Notes accrues at the rate per annum of 12.5% and is payable semi-annually on June 15 and December 15 of each year.

   Principal, interest and premium, if any, on the SRPC Notes is secured by, and paid solely from distributions on, certificates issued to SRPC by the Trust representing the Retained Interest. For a description of the Accounts Receivable Program, see Note 2 to the Company's Consolidated Financial Statements.


   Bealls Subordinated Debentures. The increasing rate 3 Bealls Holding, Inc. ("Bealls Holding") subordinated debentures due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bore interest at 10% through 1994 and 11% in 1995 and currently bear interest of 12% until maturity. Interest is payable semi-annually on June 30 and December 31. Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.


   Bealls Junior Subordinated Debentures. In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures are subordinated to all debt except the Senior Discount Debentures. SRI is the primary obligor under these debentures.

                          DESCRIPTION OF CAPITAL STOCK

General Matters


   The total amount of authorized capital stock of the Company consists of 75,000,000 shares of Common Stock, par value $0.01 per share, 3,000,000 shares of Class B Common Stock, par value $0.01 per share, and 2,500 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"). Upon completion of the Offering, 22,520,892 shares of Common Stock will be issued and outstanding, 1,351,967 shares of Class B Common Stock will be issued and outstanding, and no shares of Preferred Stock will be outstanding. The discussion herein describes the Company's capital stock, the Certificate of Incorporation and Bylaws as will be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the Bylaws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.


Common Stock


   As of September 20, 1996, there were 11,168,925 shares of Common Stock outstanding held by 110 holders of record. The issued and outstanding shares of Common Stock are, and the shares of Common Stock being offered will be upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Company's indebtedness, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."


   Following consummation of the Offering, the shares of Common Stock will not be redeemable or convertible, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.


   The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "STGE", subject to notice of issuance.


Class B Common Stock

   Unless otherwise required by law, holders of the Class B Common Stock are not entitled to vote on matters submitted to a vote of stockholders, including the election of directors. Holders of Class B Common Stock may elect at any time to convert any or all of such shares into Common Stock, on a share for share basis, to the extent such holder is not prohibited from owning additional voting securities by virtue of regulatory restrictions.


   As of September 20, 1996, there were 1,351,967 shares of Class B Common Stock outstanding held by 11 holders of record. The issued and outstanding shares of Class B Common Stock are validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock and restrictions contained in the Company's indebtedness, the holders of outstanding shares of Class B Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board may from time to time determine. See "Dividend Policy."


   Following consummation of the Offering, the shares of Class B Common Stock will not be redeemable or convertible other than into shares of Common Stock, and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to receive pro rata, along with the holders of Common Stock, the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding.

Preferred Stock

   The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of additional shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. The Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company currently has no present intention to issue any shares of Preferred Stock.

Certain Provisions of the Restated Certificate of Incorporation and By-laws

   The Restated Certificate of Incorporation provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate of Incorporation and the By-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called pursuant to a resolution adopted by a majority of the Board of Directors or by the chief executive officer of the Company. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

   The Restated Certificate of Incorporation contains a "fair price" provision pursuant to which any Business Combination (as defined therein) involving an interested stockholder and the Company or any subsidiary would require approval by the affirmative vote of the holders of at least 66-2/3% of the shares of voting stock of the Company. The fair price provision of the Restated Certificate of Incorporation provides that 66-2/3% stockholder vote is not required if the Business Combination is approved by 70% of the continuing directors or if certain procedures and price requirements are satisfied. Instead, the vote, if any, required by applicable Delaware law or by any other provision of the Restated Certificate of Incorporation would be necessary.

   The By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws do not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the Company.

Section 203 of Delaware Law

   Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly-held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the interested stockholder obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder" owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

Limitations on Liability and Indemnification of Officers and Directors

   The Certificate of Incorporation limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Amended and Restated Certificate of Incorporation provides that the Company shall indemnify directors and officers of the Company to the fullest extent permitted by such law.

                       SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the Offering, there has been no public market for the Common Stock. Future sales of substantial amounts of Common Stock in the public market could adversely affect market prices of the Common Stock.


   Upon the closing of the Offering there will be 22,520,892 shares of common stock outstanding. The 10,000,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act, unless held by an "affiliate" of the Company as that term is defined in Rule 144, which shares will be subject to the resale limitations of Rule 144. Of the outstanding shares, 12,520,892 have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available.

   In general, under Rule 144 as currently in effect, a stockholder (or stockholders whose shares are aggregated) who has beneficially owned shares constituting "restricted securities" (generally defined as securities acquired from the Company or an affiliate of the Company in a non-public transaction) for at least two years, is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the outstanding Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed pursuant to Rule 144. Sales under Rule 144 are also subject to certain provisions regarding the manner of sale, notice requirements and the availability of current public information about the Company. A stockholder (or stockholders whose shares are aggregated) who is not an affiliate of the Company for at least 90 days prior to a proposed transaction and who has beneficially owned "restricted securities" for at least three years is entitled to sell such shares under Rule 144 without regard to the limitations described above. Beginning 90 days following the Offering, 12,125,792 shares of common stock will be eligible for sale under this rule. Rule 144 is proposed to be amended, and the two and three year holding periods specified above may be reduced to one and two years, respectively.

   Certain of the Company's existing stockholders, including the officers and directors of the Company, have agreed that they will not, without the prior written consent of CS First Boston Corporation on behalf of the Underwriters, sell or otherwise dispose of any shares of Common Stock for a period of 180 days after the date hereof. 11,394,782 outstanding shares (or 50.6% of the total outstanding Common Stock after the Offering) are subject to such agreement.


Registration Rights


   The Company is party to a Registration Agreement (the "Registration Agreement") with the Bain Capital Funds, Acadia and Court Square pursuant to which such stockholders have the right to cause the Company to register shares of Common Stock (the "registrable securities") under the Securities Act. Upon the consummation of the Offering, 9,963,611 outstanding shares of Common Stock will constitute registrable securities and therefore will be eligible for registration pursuant to the Registration Agreement. Under the terms of the Registration Agreement, (i) the holders of at least a majority of the registrable securities can require the Company, subject to certain limitations, to file up to three "long-form" registration statements under the Securities Act covering all or part of the registrable securities, and, subject to certain limitations, to file an unlimited number of "short-form" registration statements under the Securities Act covering all or part of the registrable securities and (ii) Acadia can require the Company, subject to certain limitations, to file a "long-form" registration statement on Form S-1 covering all or part of the registrable securities held by Acadia (each, a "demand registration"). The Company is obligated to pay all registration expenses (other than underwriting discounts and commissions and subject to certain limitations) incurred in connection with the demand registrations. In addition, the Registration Statement provides the Bain Capital Funds, Acadia and Court Square with "piggyback" registration rights, subject to certain limitations, whenever the Company files a registration statement on a registration form that can be used to register registrable securities.

                                 UNDERWRITING


   Under the terms and subject to the conditions contained in an Underwriting
Agreement dated       , 1996 (the "Underwriting Agreement"), the Underwriters
named below (the "Underwriters"), for whom CS First Boston Corporation, Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and PaineWebber Incorporated are acting as representatives (the "Representatives"), have severally but not jointly agreed to purchase from the Company the following respective numbers of shares of Common Stock:


                                                          Number of
Underwriter                                                 Shares
-----------                                               ---------
CS First Boston Corporation
Bear, Stearns & Co. Inc.
Donaldson, Lufkin & Jenrette Securities Corporation
PaineWebber Incorporated
                                                            -------
     Total
                                                            =======


   The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the shares of Common Stock offered hereby (other than those shares covered by the over-allotment option described below) if any are purchased. The Underwriting Agreement provides that, in the event of a default by an Underwriter, in certain circumstances the purchase commitments of the non-defaulting Underwriters may be increased or the Underwriting Agreement may be terminated.

   The Company and the Selling Stockholders have granted to the Underwriters an option, expiring at the close of business on the 30th day after the date of this Prospectus, to purchase up to 1,500,000 additional shares (up to 750,000 additional shares from the Company and up to 750,000 outstanding shares from the Selling Stockholders) at the initial public offering price less the underwriting discounts and commissions, all as set forth on the cover page of this Prospectus. Such option may be exercised only to cover over-allotments in the sale of the shares of Common Stock. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as it was obligated to purchase pursuant to the Underwriting Agreement.

   The Company and the Selling Stockholders have been advised by the Representatives that the Underwriters propose to offer shares of Common Stock to the public initially at the public offering price set forth on the cover page of this Prospectus and, through the Representatives, to certain dealers
at such price less a concession of $    per share, and the Underwriters and
such dealers may allow a discount of $    per share on sales to certain other
dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the Representatives.

   The Company and certain stockholders (holding in aggregate 11,394,782 shares) have agreed that they will not offer, sell, contract to sell, announce their intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities Exchange Commission a registration statement under the Securities Act relating to any of its Common Stock or securities convertible or exchangeable into or exercisable for any shares of Common Stock without the prior written consent of CS First Boston Corporation for a period of 180 days from the date of this Prospectus.

   The Company has agreed to indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act, or contribute to payments which the Underwriters may be required to make in respect thereof.



   The shares of Common Stock have been approved for listing on the Nasdaq National Market subject to official notice of issuance under the symbol "STGE".

   The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


   Prior to the Offering, there has been no public market for the Common Stock. The initial price to the public for the shares of Common Stock will be negotiated among the Company and the Representatives. Such initial price will be based on, among other things in addition to prevailing market conditions, the Company's financial and operating history and condition, its prospects and the prospects for its industry in general, the management of the Company and the market prices for securities of companies in businesses similar to that of the Company.


   DLJ will act as dealer manager in connection with the Tender Offer and the solicitation of consents to certain amendments to the indentures governing SRI's indebtedness, and expects to receive customary fees in connection therewith. DLJ makes a market in the Senior Discount Debentures and, in such capacity, has a position in such Senior Discount Debentures from time to time. To the extent DLJ owns Senior Discount Debentures upon expiration of the Tender Offer, it is expected that DLJ would tender such Senior Discount Debentures into the Tender Offer.


                         NOTICE TO CANADIAN RESIDENTS



Resale Restrictions



   The distribution of the Common Stock in Canada is being made only on a private placement basis exempt from the requirement that the Company prepare and file a prospectus with the securities regulatory authorities in each province where trades of Common Stock are effected. Accordingly, any resale of the Common Stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Common Stock.



Representations of Purchasers

   Each purchaser of Common Stock in Canada who receives a purchase confirmation will be deemed to represent to the Company, the Selling Stockholders and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Common Stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent and (iii) such purchaser has reviewed the text above under "Resale Restrictions."

Right of Action and Enforcement

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by
Section 32 of the Regulation under the Securities Act (Ontario). As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.



   All of the Company's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Ontario purchasers to effect service of process within Canada upon the Company or such persons. All or a substantial portion of the assets of the Company and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the Company or such persons in Canada or to enforce a judgment obtained in Canadian courts against the Company of such persons outside of Canada.



Notice to British Columbia Residents



   A purchaser of Common Stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Common Stock acquired by such purchaser pursuant to the Offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from the Company. Only one such report must be filed in respect of Common Stock acquired on the same date and under the same prospectus exemption.

                   CERTAIN U.S. FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK

   The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a beneficial owner thereof that is a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust.

   This discussion is based on the Code and administrative interpretations as of the date hereof, all of which are subject to change, including changes with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of Common Stock, including the consequences under the laws of any state, local or foreign jurisdiction.

   Proposed United States Treasury Regulations were issued on April 15, 1996 (the "Proposed Regulations") which, if adopted, would affect the United States taxation of dividends paid to a Non-U.S. Holder on Common Stock. The Proposed Regulations are generally proposed to be effective with respect to dividends paid after December 31, 1997, subject to certain transition rules. The discussion below is not intended to be a complete discussion of the provisions of the Proposed Regulations, and prospective investors are urged to consult their tax advisors with respect to the effect the Proposed Regulations would have if adopted.

Dividends

   Subject to the discussion below, dividends, if any, paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, in accordance with existing United States Treasury Regulations, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted.

   Under the Proposed Regulations, to obtain a reduced rate of withholding under a treaty, a Non-United States Holder would generally be required to provide an Internal Revenue Service Form W-3 certifying such Non-United States Holder's entitlement to benefits under a treaty. The Proposed Regulations would also provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-United States Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

   There will be no withholding tax on dividends paid to a Non-U.S. Holder if such dividends are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States and if a Form 4224 stating that the dividends are so connected is filed with the Company or its paying agent. Instead, the effectively connected dividends will be subject to regular U.S. net income tax at graduated rates, in the same manner as if the Non-U.S. Holder were a U.S. resident. In addition to the graduated tax described above, a non-U.S. corporation receiving effectively connected dividends may be subject to a "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the non-U.S. corporation's effectively connected earnings and profits, subject to certain adjustments.

   Generally, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or certain other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

   Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding imposed at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and certain other information to the Company or its paying agent.

Gain on Disposition of Common Stock


   A Non-U.S. Holder generally will not be subject to U.S. federal income tax (and no tax will generally be withheld) with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States, (ii) in the case of certain Non-U.S. Holders who are non-resident alien individuals and hold the Common Stock as a capital asset, such individuals are present in the United States for 183 or more days in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of the Code regarding the taxation of U.S. expatriates, or (iv) the Company is or has been a "U.S. real property holding corporation" for federal income tax purposes and the Non-U.S. Holder owned directly or pursuant to certain attribution rules more than 5% of the Company's Common Stock (assuming the Common Stock is regularly traded on an established securities market) at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.



Information Reporting Requirements and Backup Withholding on Disposition of Common Stock



   Under current United States federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if the payment is made through an office outside the United States of a broker that is (i) a U.S. Person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes, unless the broker maintains documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.



   The Proposed Regulations would, if adopted, alter the foregoing rules in certain respects. Among other things, the Proposed Regulations would provide certain presumptions under which a Non-United States Holder would be subject to backup withholding and information reporting unless the Company receives certification from the holder of its non-U.S. status.


   Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.


Federal Estate Tax



   An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                LEGAL MATTERS


   The validity of the Common Stock being offered hereby and certain other legal matters relating to the Offering will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), New York, New York. Mr. Karl E. Lutz, whose professional corporation is a partner of Kirkland & Ellis, as of the date hereof holds 27,823 shares of Common Stock and 7,688 shares of Class B Common Stock. Certain legal matters will be passed upon for the Underwriters by Latham & Watkins, New York, New York.


                                   EXPERTS

   The consolidated financial statements of the Company as of January 28, 1995 and February 3, 1996 and for each of the three years in the period ended February 3, 1996 included in this Prospectus and the Registration Statement of which it is a part, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The financial statements of Uhlmans as of January 31, 1995 and February 3, 1996 and for each of the three years in the period ended February 3, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of said firm as experts in auditing and accounting.

                            ADDITIONAL INFORMATION


   The Company has filed the Registration Statement on Form S-1 with respect to the Common Stock being offered hereby with the Securities and Exchange Commission (the "Commission") under the Securities Act. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, 75 Park Place, 14th Floor, New York, New York 10007. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically at the Commission's site on the World Wide Web located at http://www.sec.gov. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                      Page
STAGE STORES, INC.                                                                                   Number
                                                                                                    ---------
Unaudited Financial Statements
Consolidated Condensed Balance Sheet at February 3, 1996 and August 3, 1996                            F-2
Consolidated Condensed Statement of Income for the three and six months ended July 29, 1995 and
  August 3, 1996                                                                                       F-3
Consolidated Condensed Statement of Cash Flows for the six months ended July 29, 1995 and
  August 3, 1996                                                                                       F-4
Consolidated Condensed Statement of Stockholders' Deficit for the six months ended August 3, 1996      F-6
Notes to Unaudited Consolidated Condensed Financial Statements                                         F-7

Audited Financial Statements
Report of Independent Accountants                                                                      F-8
Consolidated Balance Sheet at January 28, 1995 and February 3, 1996                                    F-9
Consolidated Statement of Operations for the fiscal years 1993, 1994 and 1995                         F-10
Consolidated Statement of Cash Flows for the fiscal years 1993, 1994 and 1995                         F-11
Consolidated Statement of Stockholders' Deficit for the fiscal years 1993, 1994 and 1995              F-13
Notes to Consolidated Financial Statements                                                            F-14

UHLMANS INC.
Report of Independent Auditors                                                                        F-26
Balance Sheets at January 31, 1995 and February 3, 1996                                               F-27
Statements of Income for the years ended January 31, 1994 and 1995 and for the period from
  February 1, 1995 through February 3, 1996                                                           F-28
Statements of Stockholders' Equity for the years ended January 31, 1994 and 1995 and for the
  period from February 1, 1995 through February 3, 1996                                               F-29
Statements of Cash Flows for the years ended January 31, 1994 and 1995 and for the period from
  February 1, 1995 through February 3, 1996                                                           F-30
Notes to Financial Statements                                                                         F-31

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                     Consolidated Condensed Balance Sheet
            (in thousands, except par value and number of shares)

                                                           February 3, 1996     August 3, 1996
                                                           ----------------     --------------
                                                                                  (unaudited)
                  Assets
Cash and cash equivalents                                      $ 20,273            $ 18,940
Accounts receivable                                              65,740              64,684
Merchandise inventories                                         150,032             167,769
Prepaid expenses and other current assets                        24,457              29,826
                                                               --------            --------
  Total current assets                                          260,502             281,219
Property, equipment and leasehold improvements, net              93,118             106,464
Goodwill, net                                                    30,876              46,577
Other assets                                                     27,837              28,980
                                                               --------            --------
                                                               $412,333            $463,240
                                                               ========            ========
       Liabilities and Stockholders' Deficit
Accounts payable                                               $ 41,494            $ 44,336
Accrued interest                                                 12,327              13,009
Accrued expenses and other current liabilities                   33,197              37,067
Accrued taxes, other than income taxes                            3,376               5,689
  Total current liabilities                                      90,394             100,101

Long-term debt                                                  335,839             373,362
Related party debt                                               44,200              44,200
Other long-term liabilities                                      14,214              14,005
                                                               --------            --------
  Total liabilities                                             484,647             531,668
                                                               --------            --------
Preferred stock, par value $1.00, non-voting, 2,500
  shares authorized, no shares issued or outstanding                 --                  --
Common stock, par value $0.01, 15,000,000 shares
  authorized, 11,470,902 and 11,748,686 shares issued
  and outstanding, respectively                                     115                 117
Class B common stock, par value $0.01, non-voting,
  1,500,000 shares authorized, 1,468,750 shares issued
  and outstanding                                                    15                  15
Additional paid-in capital                                        3,793               4,157
Accumulated deficit                                             (76,237)            (72,717)
                                                               --------            --------
  Stockholders' deficit                                         (72,314)            (68,428)
                                                               --------            --------
Commitments and contingencies                                        --                  --
                                                               --------            --------
                                                               $412,333            $463,240
                                                               ========            ========

        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                  Consolidated Condensed Statement of Income
                  (in thousands, except earnings per share)
                                 (unaudited)

                                                Three Months Ended                  Six Months Ended
                                         --------------------------------   --------------------------------
                                         July 29, 1995     August 3, 1996    July 29, 1995    August 3, 1996
                                         -------------     --------------   --------------    --------------
Net sales                                   $154,578          $182,750         $296,931          $345,927
Cost of sales and related buying,
  occupancy and distribution expenses        108,023           126,127          204,093           237,223
                                            --------          --------         --------          --------
Gross profit                                  46,555            56,623           92,838           108,704
Selling, general and administrative
  expenses                                    37,061            45,457           70,877            84,335
Service charge income                          2,441             2,989            5,124             5,902
Store opening and closure costs                  861               230            1,176               301
                                            --------          --------         --------          --------
Operating income                              11,074            13,925           25,909            29,970
                                            --------          --------         --------          --------
Interest income                                  111               116              271               242
                                            --------          --------         --------          --------
Interest expense: Related party                1,117             1,118            2,154             2,235
 Other                                         9,315            10,902           18,550            21,030
 Amortization of debt issue costs                480               562              932             1,031
                                            --------          --------         --------          --------
                                              10,912            12,582           21,636            24,296
                                            --------          --------         --------          --------
Income before income tax                         273             1,459            4,544             5,916
Income tax expense                                52               591            1,885             2,396
                                            --------          --------         --------          --------
Net income                                  $    221          $    868         $  2,659          $  3,520
                                            ========          ========         ========          ========
Earnings per common share data:
Earnings per common share                   $   0.02          $   0.06         $   0.20          $   0.26
                                            ========          ========         ========          ========
Weighted average common shares
  outstanding                                 13,404            13,740           13,390            13,678
                                            ========          ========         ========          ========



        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                Consolidated Condensed Statement of Cash Flows
                                (in thousands)
                                 (unaudited)

                                                                       Six Months Ended
                                                              ---------------------------------
                                                              July 29, 1995      August 3, 1996
                                                              -------------      --------------
Cash flows from operating activities:
 Net income                                                      $  2,659           $  3,520
                                                                 --------           --------
 Adjustments to reconcile net income to net cash provided by
  (used in) operating activities:
  Depreciation and amortization                                     5,721              6,844
  Deferred income taxes                                              (490)              (833)
  Accretion of discount                                             6,722              7,663
  Amortization of debt issue costs                                    932              1,031
  Issuance of long-term debt in lieu of interest payment              147                 --
  Changes in operating assets and liabilities:
   Decrease in accounts receivable                                 10,809              5,299
   Increase in merchandise inventories                            (28,696)            (8,205)
   Increase in other assets                                        (8,169)            (5,366)
   Increase in accounts receivable sold                             1,200              1,100
   Decrease in accounts payable and accrued liabilities            (1,349)            (4,946)
                                                                 --------           --------
    Total adjustments                                             (13,173)             2,587
                                                                 --------           --------
   Net cash provided by (used in) operating activities            (10,514)             6,107
                                                                 --------           --------
Cash flows from investing activities:
 Acquisitions, net of cash acquired                                    --            (27,276)
 Additions to property, equipment and
   leasehold improvements                                         (16,786)           (15,183)
                                                                 --------           --------
  Net cash used in investing activities                           (16,786)           (42,459)
                                                                 --------           --------
Cash flows from financing activities:
  Proceeds from:
   Revolving credit agreement                                          --              7,500
   Long-term debt                                                  16,458             30,000
   Common stock                                                        64                292
 Payments on:
   Long-term debt                                                    (115)              (125)
   Redemption of common stock                                          --                (16)
   Additions to debt issue costs                                     (734)            (2,632)
                                                                 --------           --------
   Net cash provided by financing activities                       15,673             35,019
                                                                 --------           --------
   Net decrease in cash and cash equivalents                      (11,627)            (1,333)
 Cash and cash equivalents:
   Beginning of period                                             28,593             20,273
                                                                 --------           --------
   End of period                                                 $ 16,966           $ 18,940
                                                                 ========           ========


        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                Consolidated Condensed Statement of Cash Flows
                                (in thousands)
                                 (unaudited)

                                                                   Six Months Ended
                                                           ---------------------------------
                                                           July 29, 1995      August 3, 1996
                                                           -------------      --------------
Supplemental disclosure of cash flow information:
 Interest paid                                                $13,894            $ 14,885
                                                              =======            ========
 Income taxes paid                                            $ 5,862            $  8,617
                                                              =======            ========
Supplemental schedule of noncash investing and financing activities:

  The Company purchased Uhlmans, Inc. for $27,276 in cash, including acquisition expenses and net of cash acquired, on June 3, 1996. In conjunction with this acquisition, liabilities were assumed as follows:
                                                                             Six Months Ended
                                                                              August 3, 1996
                                                                              --------------
Fair value allocated to assets acquired                                          $ 34,295
Cash paid for assets acquired, including acquisition expenses                     (27,276)
                                                                                 --------
Liabilities assumed                                                              $  7,019
                                                                                 ========


        The accompanying notes are an integral part of this statement.

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
          Consolidated Condensed Statement of Stockholders' Deficit
                   (in thousands, except numbers of shares)
                                 (unaudited)

                                           Common Stock
                            -------------------------------------------
                                                         Class B
                                                   --------------------
                                                                          Additional
                               Shares                 Shares                Paid-in    Accumulated
                            Outstanding   Amount   Outstanding   Amount     Capital       Deficit       Total
                            -----------   ------   -----------   ------   ----------   -----------      -----
Balance, February 3, 1996    11,470,902     $115     1,468,750     $15       $3,793      $(76,237)     $(72,314)
Net income                           --       --            --      --           --         3,520         3,520
Vested compensatory stock
  options                            --       --            --      --           90            --            90
Issuance of stock               280,994        2            --      --          290            --           292
Retirement of stock              (3,210)      --            --      --          (16)           --           (16)
                             ----------     ----     ---------     ---       ------      --------      --------
Balance, August 3, 1996      11,748,686     $117     1,468,750     $15       $4,157      $(72,717)     $(68,428)
                             ==========     ====     =========     ===       ======      ========      ========

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
        Notes to Unaudited Consolidated Condensed Financial Statements


   1. The accompanying unaudited consolidated condensed financial statements of Stage Stores, Inc. (formerly Apparel Retailers, Inc.) ("Stage Stores"), have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. Those adjustments, which include only normal recurring adjustments, that are, in the opinion of management, necessary for a fair presentation of the results of the interim periods have been made. The results of operations for such interim periods are not necessarily indicative of results of operations for a full year. The unaudited consolidated condensed financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the year ended February 3, 1996. Certain reclassifications have been made to prior year amounts to conform with the current year presentation. The fiscal years discussed herein end on the Saturday nearest to January 31, in the following calendar year. For example, references to "1996" mean the fiscal year ended February 1, 1997.

   Stage Stores conducts its business exclusively through its wholly owned subsidiary Specialty Retailers, Inc. ("SRI"), which operated 308 family apparel stores in the central United States as of August 3, 1996. Stage Stores has no operations of its own and its primary asset is the common stock of SRI. Stage Stores and SRI are collectively referred to herein as the "Company".

   2. Pursuant to the accounts receivable securitization program implemented in 1993 (the "Accounts Receivable Program"), an indirect wholly owned subsidiary of the Company, SRI Receivables Purchase Co., Inc. ("SRPC") purchases the accounts receivable generated by the Company's private label credit card program. Such accounts receivable are transferred to a master trust (the "Trust") which has issued certain certificates to third parties representing undivided interests in the Trust. SRPC owns an undivided interest in the accounts receivable not supporting the certificates issued to third parties by the Trust (the "Retained Interest"). SRPC is a separate corporate entity from the Company and SRPC's creditors have a claim on its assets prior to those assets becoming available to any creditor of the Company.

   3. On June 3, 1996, the Company completed its acquisition of Uhlmans Inc. ("Uhlmans") for $27.3 million, including acquisition expenses and net of cash acquired. Uhlmans, which operated 34 family apparel stores located in Ohio, Michigan and Indiana, had sales of $59.7 million and net income of $0.6 million for the year ended February 3, 1996.

   The Company financed the acquisition of Uhlmans through the issuance of $30.0 million in aggregate principal amount of 12.5% Trust Certificate-Backed Notes Due 2000 (the "SRPC Notes"). Interest on the SRPC Notes is payable semi-annually on June 15 and December 15 of each year, commencing December 15, 1996 from amounts otherwise received by SRPC from its Retained Interest. Principal repayments are scheduled to begin on December 1, 1999.

   4. Pursuant to Securities and Exchange Commission Staff Bulletins and Staff policy, common stock options issued during the twelve months prior to the proposed initial public offering have been included in the calculations of earnings per common share as if such options were outstanding for all periods presented.

   5. During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standard No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of ("SFAS 121"), and Statement of Financial Accounting Standard No. 123, Accounting for Stock Based Compensation ("SFAS 123"). Neither the adoption of SFAS 121 or SFAS 123 had a material effect on the Company's financial position or its results of operations. With the adoption of SFAS 123, the Company continues to measure compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, and will provide pro forma disclosures of net income and earnings per share as if the market value based method prescribed by SFAS 123 had been applied in measuring compensation expense in its annual financial statements.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Stage Stores, Inc.

   In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Stage Stores, Inc. (formerly Apparel Retailers, Inc.) and its subsidiaries at January 28, 1995 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

Houston, Texas
March 15, 1996

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                          Consolidated Balance Sheet
            (in thousands, except par value and number of shares)

                                                            January 28, 1995      February 3, 1996
                                                            -----------------   -------------------
                   Assets
Cash and cash equivalents                                       $ 28,593              $ 20,273
Accounts receivable                                               70,356                65,740
Merchandise inventories                                          118,039               150,032
Restricted investments                                               338                   438
Prepaid expenses and other current assets                         17,824                24,019
                                                                --------              --------
  Total current assets                                           235,150               260,502
Property, equipment and leasehold improvements, net               75,602                93,118
Goodwill, net                                                     31,865                30,876
Other assets                                                      27,113                27,837
                                                                --------              --------
                                                                $369,730              $412,333
                                                                ========              ========

       Liabilities and Stockholders' Deficit
Accounts payable                                                $ 38,332              $ 41,494
Accrued interest                                                  11,372                12,327
Accrued employee compensation costs                                8,907                 7,892
Accrued expenses and other current liabilities                    25,668                25,305
Accrued taxes, other than income taxes                             2,642                 3,376
                                                                --------              --------
  Total current liabilities                                       86,921                90,394
Long-term debt                                                   310,575               335,839
Related party debt                                                39,200                44,200
Deferred income taxes                                                562                    --
Other long-term liabilities                                       13,665                14,214
                                                                --------              --------
  Total liabilities                                              450,923               484,647
                                                                --------              --------
Preferred stock, par value $1.00, non-voting, 2,500
 shares authorized, no shares issued or outstanding                   --                    --
Common stock, par value $0.01, 15,000,000 shares
 authorized, 11,381,141 and 11,470,902 shares
 issued and outstanding, respectively                                113                   115
Class B common stock, par value $0.01, non-voting,
 1,500,000 shares authorized, 1,468,750 shares
 issued and outstanding                                               15                    15
Additional paid-in capital                                         3,565                 3,793
Accumulated deficit                                              (84,886)              (76,237)
                                                                --------              --------
  Stockholders' deficit                                          (81,193)              (72,314)
                                                                --------              --------
Commitments and contingencies                                         --                    --
                                                                --------              --------
                                                                $369,730              $412,333
                                                                ========              ========

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                     Consolidated Statement of Operations
                  (in thousands, except earnings per share)

                                                             Fiscal Year
                                                    -------------------------------
                                                      1993       1994        1995
                                                    --------   --------    --------
Net sales                                           $557,422   $581,463    $682,624
Cost of sales and related buying, occupancy and
  distribution expenses                              384,843    398,659     468,347
                                                    --------   --------    --------
Gross profit                                         172,579    182,804     214,277
Selling, general and
  administrative expenses                            135,011    134,715     159,625
Service charge income                                 20,003      8,515      10,523
Store opening and closure costs                          199      5,647       3,689
                                                    --------   --------    --------
Operating income                                      57,372     50,957      61,486
                                                    --------   --------    --------
Interest income                                        1,230      1,684         781
                                                    --------   --------    --------
Interest expense:
Related party                                          6,038      2,902       4,355
Other                                                 29,985     37,118      38,555
Amortization of debt issue costs                       1,584      1,674       1,860
                                                    --------   --------    --------
                                                      37,607     41,694      44,770
                                                    --------   --------    --------
Income before income tax and
  extraordinary item                                  20,995     10,947      17,497
Income tax expense                                     7,569      4,317       6,767
                                                    --------   --------    --------
Income before extraordinary item                      13,426      6,630      10,730
Extraordinary item--early
  extinguishment of debt                             (16,208)      (308)         --
                                                    --------   --------    --------
Net income (loss)                                   $ (2,782)  $  6,322    $ 10,730
                                                    ========   ========    ========
Earnings (loss) per common share data:
Income before extraordinary item                    $ 13,426   $  6,630    $ 10,730
Dividends and accretion on mandatorily
  redeemable preferred stock                          (2,297)        --          --
                                                    --------   --------    --------
Earnings before extraordinary item
  applicable to common stock                        $ 11,129   $  6,630    $ 10,730
                                                    ========   ========    ========
Earnings per common share before
  extraordinary item                                $   0.85   $   0.50    $   0.80
Extraordinary item--early
  extinguishment of debt                               (1.24)     (0.02)         --
                                                    --------   --------    --------
Earnings (loss) per common share after
  extraordinary item                                $  (0.39)  $   0.48    $   0.80
                                                    ========   ========    ========
Weighted average common shares
  outstanding                                         13,029     13,083      13,434
                                                    ========   ========    ========

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                     Consolidated Statement of Cash Flows
                                (in thousands)

                                                                       Fiscal Year
                                                            --------------------------------
                                                               1993       1994        1995
                                                            ----------  --------    --------
Cash Flows from Operating Activities:
Net income (loss)                                           $  (2,782)  $  6,322    $ 10,730
                                                            ---------   --------    --------
Adjustments to reconcile net income (loss) to net cash
  provided by operating activities:
Depreciation and amortization                                   9,259      9,997      12,816
Deferred income taxes                                          (2,783)    (3,608)     (4,065)
Accretion of discount                                           5,796     12,286      13,940
Amortization of debt issue costs                                1,584      1,674       1,860
Issuance of long-term debt in lieu of interest payment          1,214        282         147
Loss on early extinguishment of debt                           25,032        474          --
Changes in operating assets and liabilities:
Increase in accounts receivable                               (18,822)    (5,378)    (20,206)
Increase in merchandise inventories                           (10,862)   (14,077)    (31,650)
Increase in other assets                                       (5,907)    (2,599)     (4,112)
Increase (decrease) in accounts receivable sold               147,100     (7,100)     25,000
Increase in accounts payable and accrued liabilities            6,388     11,532       1,794
                                                            ---------   --------    --------
Total adjustments                                             157,999      3,483      (4,476)
                                                            ---------   --------    --------
Net cash provided by operating activities                     155,217      9,805       6,254
                                                            ---------   --------    --------
Cash Flows from Investing Activities:
Decrease (increase) in restricted investments                  (2,150)    10,812        (100)
Acquisitions, net of cash acquired                                 --    (20,840)     (1,167)
Payments to former Bealls and Palais Royal shareholders          (252)        --          --
Additions to property, equipment and leasehold
  improvements                                                 (8,503)   (19,706)    (28,638)
                                                            ---------   --------    --------
Net cash used in investing activities                         (10,905)   (29,734)    (29,905)
                                                            ---------   --------    --------
Cash Flows from Financing Activities:
Proceeds from:
Short-term debt                                                19,135         --          --
Long-term debt                                                352,041         --      16,458
Common stock                                                      325         97          68
Payments on:
Working capital facility                                       (1,000)        --          --
Short-term debt                                               (24,992)        --          --
Long-term debt                                               (337,254)   (10,442)       (266)
Redemption of redeemable preferred stock                      (19,797)        --          --
Redemption of common stock                                        (33)        --        (122)
Additions to debt issue costs                                 (14,035)      (448)       (807)
Dividends paid                                                (74,804)        --          --
                                                            ---------   --------    --------
Net cash provided by (used in) financing activities          (100,414)   (10,793)     15,331
                                                            ---------   --------    --------
Net increase (decrease) in cash and cash equivalents           43,898    (30,722)     (8,320)
Cash and cash equivalents:
Beginning of year                                              15,417     59,315      28,593
                                                            ---------   --------    --------
End of year                                                 $  59,315   $ 28,593    $ 20,273
                                                            =========   ========    ========

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                       (formerly Apparel Retailers, Inc.)
               Consolidated Statement of Cash Flows (Continued)
                                (in thousands)

                                                                                     Fiscal Year
                                                                           -----------------------------
                                                                            1993       1994       1995
                                                                           -------   --------    -------
Supplemental disclosure of cash flow information:
Interest paid                                                              $30,142   $ 28,814    $27,845
                                                                           =======   ========    =======
Income taxes paid                                                          $ 3,857   $  5,198    $ 5,939
                                                                           =======   ========    =======
Supplemental schedule of noncash investing and financing activities:
The Company purchased a significant portion of the assets of Beall-
Ladymon, Inc. for $20,840 in cash during 1994. In addition, the Company purchased Mammouth, Inc. and Szolds, Inc. ("Szolds") for $1,067 and $493,
respectively, during 1995. Pursuant to the Szolds purchase agreement, $393 was paid at closing to Szolds during February 1996. In conjunction with these acquisitions, liabilities were assumed as follows:
Fair value allocated to assets acquired                                    $    --   $ 24,043    $ 1,702
Cash paid for assets acquired, including acquisition expenses                   --    (20,840)    (1,167)
Purchase price payable at closing                                               --         --       (393)
                                                                           -------   --------    -------
Liabilities assumed                                                        $    --   $  3,203    $   142
                                                                           =======   ========    =======

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
               Consolidated Statement of Stockholders' Deficit
                   (in thousands, except numbers of shares)

                                              Common Stock
                              -----------------------------------------
                                                           Class B
                                                      ------------------
                                                                             Additional
                                 Shares                Shares                 Paid-in     Accumulated
                              Outstanding   Amount   Outstanding  Amount      Capital        Deficit      Total
                              -----------   ------   -----------  ------     ----------   -----------     -----
Balance, January 30, 1993      10,559,167    $106     1,468,750     $15        $  899       $(10,625)    $ (9,605)

Net loss                               --      --            --      --            --         (2,782)      (2,782)
Dividends on preferred
  stock                                --      --            --      --            --         (1,596)      (1,596)
Dividends on common stock              --      --            --      --            --        (74,804)     (74,804)
Accretion on preferred
  stock                                --      --            --      --            --           (701)        (701)
Tax benefits from stock
  option activity                      --      --            --      --         2,037             --        2,037
Adjustment for minimum
  pension liability                    --      --            --      --            --           (568)        (568)
Issuance of stock                 783,998       7            --      --           318             --          325
Retirement of stock               (10,024)     --            --      --           (33)            --          (33)
                               ----------    ----     ---------     ---        ------       --------     --------
Balance, January 29, 1994      11,333,141     113     1,468,750      15         3,221        (91,076)     (87,727)

Net income                             --      --            --      --            --          6,322        6,322
Vested compensatory stock
  options                              --      --            --      --           247             --          247
Adjustment for minimum
  pension liability                    --      --            --      --            --           (132)        (132)
Issuance of stock                  48,000      --            --      --            97             --           97
                               ----------    ----     ---------     ---        ------       --------     --------
Balance, January 28, 1995      11,381,141     113     1,468,750      15         3,565        (84,886)     (81,193)

Net income                             --      --            --      --            --         10,730       10,730
Vested compensatory stock
  options                              --      --            --      --           284             --          284
Adjustment for minimum
  pension liability                    --      --            --      --            --         (2,081)      (2,081)
Issuance of stock                 121,621       2            --      --            66             --           68
Retirement of stock               (31,860)     --            --      --          (122)            --         (122)
                               ----------    ----     ---------     ---        ------       --------     --------
Balance, February 3, 1996      11,470,902    $115     1,468,750     $15        $3,793       $(76,237)    $(72,314)
                               ==========    ====     =========     ===        ======       ========     ========

        The accompanying notes are an integral part of this statement.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                  Notes to Consolidated Financial Statements

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Stage Stores, Inc. (formerly Apparel Retailers,
     Inc.) was incorporated under the laws of Delaware on June 17, 1993 at the direction of the stockholders of Specialty Retailers, Inc. as a part of an overall refinancing and distribution plan (see Note 5). As a part of this plan, the stockholders of Specialty Retailers, Inc. exchanged all of their common stock for Stage Stores, Inc. common stock with identical terms and conditions. Stage Stores, Inc., Specialty Retailers, Inc. and their subsidiaries are collectively referred to as the "Company". When the distinction is necessary, "Stage Stores" refers to Stage Stores, Inc. and "SRI" refers to Specialty Retailers, Inc. SRI operates family apparel stores primarily under the names "Bealls", "Palais Royal" and "Stage" offering branded fashion apparel and accessories for women, men and children. The Company currently operates 268 stores in thirteen states located throughout the central United States.

Principles of Consolidation: The consolidated financial statements include the accounts of Stage Stores and its wholly-owned subsidiaries subsequent to June 17, 1993. Prior to June 17, 1993, the consolidated financial statements include the accounts of SRI and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

     On October 31, 1994, Palais Royal, Inc., a wholly-owned subsidiary of the Company, purchased a significant portion of the assets of the Beall-Ladymon Corporation ("Beall-Ladymon") for $20.8 million in cash. The assets acquired consisted primarily of customer accounts receivable and fixed assets. In addition, the Company assumed leases for forty-five store locations which the Company opened as Stage stores during the first quarter of 1995. Beall-Ladymon was a regional apparel retailer which operated stores primarily in Louisiana, Arkansas and Mississippi.

     The following unaudited pro forma information gives effect to the Beall-Ladymon acquisition as if it had occurred at the beginning of the periods presented and includes operating activity of Beall-Ladymon prior to the beginning of the closure period (in thousands, except per common share data):

                                                  Fiscal Year
                                           ------------------------
                                              1993          1994
                                           ---------      ---------
                                                 (unaudited)

     Net sales                              $609,857      $613,994
                                            ========      =========
     Income before extraordinary item       $ 13,359      $  4,353
                                            ========      =========
     Net income (loss)                      $ (2,849)     $  4,045
                                            ========      =========
     Earnings (loss) per common share       $  (0.40)     $   0.31
                                            ========      =========

     The above amounts are based on certain estimates and assumptions which the Company believes are reasonable. The pro forma results do not purport to be indicative of the results which would have occurred if the acquisition had actually taken place at the beginning of the periods presented, nor are they necessarily indicative of the results of any future periods.

     The Beall-Ladymon acquisition was accounted for under the purchase method of accounting. Accordingly, the total acquisition cost was allocated to the assets acquired and liabilities assumed based upon their estimated fair values. The excess of the purchase price over the estimated fair value of such assets and liabilities was recognized as goodwill and is being amortized on a straight-line basis over fifteen years.

Fiscal Year: The fiscal years discussed herein end on the Saturday nearest to January 31 in the following calendar year. For example, references to "1995" mean the fiscal year ended February 3, 1996. All fiscal years consist of fifty-two weeks except for 1995 which consists of fifty-three weeks.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Merchandise Inventories: The Company states its merchandise inventories at the lower of cost or market, cost being determined using the retail last-in, first-out ("LIFO") method. Market is estimated on a pool-by-pool basis.

     The Company believes that the LIFO method, which charges the most recent merchandise costs to the results of current operations, provides a better matching of current costs with current revenues in the determination of operating results. Some companies use the retail first-in, first-out ("FIFO") method in valuing their inventories. If the retail FIFO method had been used, inventories at January 28, 1995 and February 3, 1996 would have been higher by $0.4 million and lower by $3.5 million, respectively.

Property, Equipment and Leasehold Improvements: Property, equipment and leasehold improvements are stated at cost and depreciated over their estimated useful lives using the straight line method. The estimated useful lives of leasehold improvements do not exceed the term, including renewal options, of the related lease. The estimated useful lives in years are as follows:

     Buildings                                         20-25
     Store and office fixtures and equipment            7-12
     Warehouse equipment                                5-15
     Favorable leases and leasehold improvements       15-50

Income Taxes: The provision for income taxes is computed based on the pretax income included in the consolidated statement of operations. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

Earnings (Loss) Per Common Share: Earnings or loss per common share is computed based upon net income or loss adjusted for dividends and accretion on preferred stock. Common stock options outstanding are treated as common stock equivalents in the computation of earnings or loss per common share using the treasury stock method. The fair value of the Company's common stock is determined in good faith by the Board of Directors based upon the historical and projected financial performance of the Company. Pursuant to Securities and Exchange Commission Staff Accounting Bulletins and Staff policy, common stock options issued during the twelve months prior to the proposed initial public offering have been included in the calculation of earnings (loss) per common share as if such options were outstanding for all periods presented.

Debt Issue Costs: Debt issue costs are accounted for as a deferred charge and amortized on a straight-line basis over the term of the related issue.

Goodwill and Other Intangibles: The Company amortizes goodwill and intangible assets on a straight-line basis over the estimated future periods benefited, not to exceed forty years. Amortization periods for goodwill and other intangibles associated with acquisitions are currently five to forty years. Each year, the Company evaluates the remaining useful life associated with goodwill based upon, among other things, historical and expected long-term results of operations. Accumulated amortization of goodwill was $3.7 million and $4.7 million at January 28, 1995 and February 3, 1996, respectively.

Store Pre-Opening Expenses: Pre-opening expenses of new stores are deferred and charged to operations in the year the store opens.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

Advertising Expenses: Advertising costs are charged to operations when the related advertising first takes place. Advertising costs were $22.3 million, $22.3 million, and $25.9 million for 1993, 1994 and 1995, respectively. Prepaid advertising costs were $0.6 million and $0.5 million at January 28, 1995 and February 3, 1996, respectively.

Statement of Cash Flows: The Company considers highly liquid investments with initial maturities of less than three months to be cash equivalents in its statement of cash flows.

Financial Instruments: The Company records all financial instruments at cost.
     The fair values of accounts receivable and accounts payable approximate cost.

Impairment of Assets: The Company has not elected early adoption of Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 becomes effective beginning with the Company's first quarter of 1996. The Company does not believe that the adoption of SFAS 121 will have a material effect on the Company's financial position or results of operations.

Stock Based Compensation: The Company has not elected early adoption of Statement of Financial Accounting Standard No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." SFAS 123 becomes effective beginning with the Company's first quarter of 1996 and will not have a material effect on the Company's financial position or results of operations. Upon adoption of SFAS 123, the Company will continue to measure compensation plans using the intrinsic value method prescribed by APB Opinion No. 25, "Accounting for Stock Issued to Employees" and will provide pro forma disclosures of net income and earnings per share as if the fair value-based method prescribed by SFAS 123 had been applied in measuring compensation expense.

Reclassifications: The accompanying consolidated financial statements include reclassifications from financial statements issued in previous years.

NOTE 2 - ACCOUNTS RECEIVABLE

   Accounts receivable balances were as follows (in thousands):

                                         January 28, 1995      February 3, 1996
                                         ----------------      ----------------
Gross customer accounts receivable           $ 210,941            $ 228,354
Accounts receivable sold                      (140,000)            (165,000)
Other receivables                                2,647                5,146
                                             ---------            ---------
                                                73,588               68,500
Less--allowance for doubtful accounts           (3,232)              (2,760)
                                             ---------            ---------
                                             $  70,356            $  65,740
                                             =========            =========

   During 1993, the Company implemented an accounts receivable securitization program (the "Accounts Receivable Program") which provides a source of funds from the sale of accounts receivable to a master trust (the "Trust"). Pursuant to the Accounts Receivable Program, the Company sells all of the accounts receivable generated by the holders of the Company's private label credit card accounts to its wholly-owned subsidiary, SRI Receivables Purchase Co., Inc. ("SRPC"), on a daily basis. SRPC is a separate limited-purpose subsidiary that is operated in a fashion intended to ensure that its assets and liabilities are distinct from those of the Company and its other affiliates as SRPC's creditors have a claim on its assets prior to becoming available to any creditor of the Company. SRPC sells, on a daily basis, the accounts receivable purchased from the Company to the Trust in exchange for cash or a certificate representing an undivided interest in the Trust. The Trust currently has $165.0 million of term certificates and a $40.0 million revolving certificate outstanding which represent undivided interests in the Trust. The holder of the revolving certificate has agreed to purchase interests in the Trust equal to the amount of accounts receivable

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

in the Trust above the level required to support the term certificates and the transferor's retained interest (currently $204.1 million), up to a maximum of $40.0 million. If receivable balances in the Trust fall below the level required to support the term certificates and revolving certificates, certain principal collections may be retained in the Trust until such time as the receivable balances exceed the certificates then outstanding and the required transferor's interest. The Company owns an undivided interest in the accounts receivable in the Trust not represented by the term or revolving certificates and continues to service all of the accounts receivable in the Trust. The Trust may issue additional series of certificates from time to time. Terms of any future series will be determined at the time of issuance. The outstanding balances of the term certificates totaled $140.0 million and $165.0 at January 28, 1995 and February 3, 1996, respectively. There was no portion of the revolving certificate outstanding at January 28, 1995 and February 3, 1996.

   Total accounts receivable sold to the Trust during 1993, 1994 and 1995 were $285.1 million, $278.6 million and $306.8 million, respectively. The cash flows generated from the accounts receivable in the Trust are dedicated to (i) the purchase of new accounts receivable generated by the Company, (ii) payment of a return on the certificates and (iii) the payment of a servicing fee to SRI. Any remaining cash flows are remitted to the Company. The term certificates entitle the holders to receive a return, based upon the London Interbank Offered Rate ("LIBOR"), plus a specified margin paid on a quarterly basis. Principal payments commence in December 31, 1999 but can be accelerated upon occurrence of certain events. The revolving certificate entitles the holder to receive a return based upon a floating LIBOR rate, plus a specified margin, or prime rate, at the option of the Company paid on a monthly basis. The Company is currently protected against increases above 12% under an agreement entered into with a bank. The Company is exposed to loss in the event of non-performance by the bank. However, the Company does not anticipate non-performance by the bank. At February 3, 1996, the average rate of return on the term certificates was 6.8%. The purchase commitment for the Revolving certificate is five years, subject to renewal at the option of the parties. The revolving certificate holders are entitled to repayment in the event the accounts receivable decrease below that required to support such certificates.

   Subsequent to the implementation of the Accounts Receivable Program in 1993, the Company's financial statements do not reflect accounts receivable, finance charge income, bad debt expense or servicing costs attributable to the Trust accounts receivable supporting the outstanding term or revolving certificates. The Company recognized an initial gain of $2.7 million on the sale of accounts receivable during 1993 which was reflected as a reduction of selling, general and administrative expenses. Subsequent gains on the sale of accounts receivable were not material.

   The provision for doubtful accounts was $6.6 million, $2.6 million and $3.8 million for 1993, 1994 and 1995, respectively. The provision for doubtful accounts does not reflect the Company's recourse obligations under the Accounts Receivable Program which have been included in the calculation of the gain on the sale of accounts receivable.

NOTE 3 - PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

   Property, equipment and leasehold improvements were as follows (in thousands):

                                       January 28, 1995      February 3, 1996
                                       ----------------      ----------------
Land                                       $  3,074              $  3,074
Buildings                                    16,313                16,313
Fixtures and equipment                       72,624                88,794
Leasehold improvements                       37,542                49,290
                                           --------              --------
                                            129,553               157,471
Less--accumulated depreciation              (53,951)              (64,353)
                                           --------              --------
                                           $ 75,602              $ 93,118
                                           ========              ========

   Depreciation expense was $8.3 million, $8.5 million and $10.8 million for 1993, 1994 and 1995, respectively.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

NOTE 4 - STORE CLOSURES

       During 1994, the Company approved a store closure plan (the "Store Closure Plan") which provided for the closure of forty Fashion Bar stores. These stores were primarily located in major regional malls within the Denver area. Management determined that the merchandising strategy and market positions of such stores were not compatible with the Company's overall merchandising philosophies or growth strategy. The Company accrued $5.2 million for the expected costs associated with the Store Closure Plan which include: occupancy ($4.2 million); severance ($0.4 million); write-off of fixed assets and other intangibles ($0.9 million); other expenses ($0.8 million) and the write-off of negative goodwill ($1.1 million) allocated to the stores to be closed. The Company substantially completed the Store Closure Plan during 1995. At January 28, 1995 and February 3, 1996, the balance of the Store Closure Plan accrual was $4.8 million and $1.0 million, respectively, primarily reflecting the lease costs associated with closed stores. During 1995, the Company charged $3.8 million to the accrual.

       Net sales and operating income attributable to the stores closed were as follows (in thousands):

                                     Fiscal Year
                             --------------------------
                               1993      1994     1995
                             -------   -------    -----
Net sales                    $25,442   $23,174    $605
                             =======   =======    ====
Operating income (loss)      $  (213)  $   618    $ 32
                             =======   =======    ====

   At the date of the acquisition of Bealls, the Company undertook a centralization and consolidation program which included the expected closure of twenty-six store locations (the "Store Closure Program") and certain operating facilities, as well as the consolidation of certain duplicate administrative and distribution functions. At January 30, 1993, twenty-one stores remained in the Store Closure Program, sixteen of which had been closed. During 1993, based on the Company's ongoing assessment of scheduled store closures, the remaining five open stores were removed from the Store Closure Program. As a result of the removal of these five stores from the Store Closure Program, the Company reduced its consolidation and centralization accrual by $2.3 million. Of this amount, $1.1 million, before applicable taxes, was credited to goodwill and the remaining $1.2 million credited to long-term liabilities to reflect the ongoing adverse lease commitments associated with the removed stores. At January 28, 1995 and February 3, 1996, the balance of the consolidation and centralization accrual was $4.7 million and $4.1 million, respectively, primarily reflecting the lease costs associated with closed stores. During 1993, 1994 and 1995, the Company charged $0.8 million, $0.7 million and $0.6 million, respectively, to the accrual.

NOTE 5 - LONG-TERM DEBT

       Long-term debt consists of the following (in thousands):

                                                                January 28, 1995      February 3, 1996
                                                                ----------------       ----------------
Held by third parties:
SRI Senior Notes                                                    $ 90,800              $ 85,800
SRI Senior Subordinated Notes, net of discount                       100,000               116,530
Revolving Credit Agreement                                                --                    --
Bealls Holding Subordinated Notes, net of discount                    10,686                11,319
FB Holdings Subordinated Notes, net of discount                        3,939                 4,125
Bealls Holding Junior Subordinated Debentures, net of
  discount                                                             6,095                 6,221
Port Arthur IDRB                                                       2,117                 2,002
Stage Stores Senior Discount Debentures, net of discount              96,748               109,817
Other long term debt                                                     451                   301
                                                                    --------              --------
                                                                     310,836               336,115
Less--current maturities                                                (261)                 (276)
                                                                    --------              --------
                                                                    $310,575              $335,839
                                                                    ========              ========
Held by related party:
SRI Senior Notes                                                    $ 39,200              $ 44,200
                                                                    ========              ========

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

   During 1993, the Company completed its refinancing (the "Refinancing") which included (i) the replacement of SRI's existing accounts receivable facility with the Accounts Receivable Program and (ii) the issuance of SRI 10% Senior Notes Due 2000 (the "SRI Senior Notes") and SRI 11% Series B Senior Subordinated Notes Due 2003 (the "SRI Series B Senior Subordinated Notes"). The proceeds from the Refinancing were used primarily to replace certain previously outstanding debt. As a result of the Refinancing, the Company recorded an extraordinary charge of $16.2 million net of applicable income taxes of $8.8 million during 1993.

   Concurrent with the Refinancing, the Company completed its distribution plan which included the issuance of $149.1 million principal amount of 12 3/4% Senior Discount Debentures Due 2005 (the "Stage Stores Senior Discount Debentures"); the proceeds of which were used primarily to make a distribution to the shareholders of Stage Stores.

   The SRI Senior Notes were originally issued with a principal amount of $150.0 million and bear interest at 10% payable semi-annually on February 15 and August
15. The Company is required to make a mandatory sinking fund payment on August 15, 1999 equal to twenty five percent of the original principal amount. The Company has purchased $20.0 million of the SRI Senior Notes which satisfied a portion of the August 15, 1999 sinking fund requirement. The SRI Senior Notes are general unsecured obligations and rank senior to all subordinated debt of the Company including the SRI Senior Subordinated Notes.

   The SRI Series B Senior Subordinated Notes were originally issued with a principal amount of $100.0 million and bear interest at 11% payable semi-annually on February 15 and August 15. SRI is required to make a mandatory sinking fund payment on August 15, 2002 equal to forty percent of the original principal amount. The SRI Series B Senior Subordinated Notes are subordinated to the obligations under the SRI Senior Notes.

   During 1995, SRI issued $18.3 million in aggregate principal amount of SRI 11% Series D Senior Subordinated Notes Due 2003 (the "SRI Series D Senior Subordinated Notes"). The SRI Series D Senior Subordinated Notes were issued at a discount of $1.8 million and bear interest at 11% payable semi-annually on February 15 and August 15 of each year. The original issue discount is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 13.0%. SRI is required to make a mandatory sinking fund payment on September 15, 2002 equal to forty percent of the original aggregate principal amount of the SRI Series D Senior Subordinated Notes. The SRI Series D Senior Subordinated Notes rank pari passu with the existing SRI Series B Senior Subordinated Notes (collectively, the "SRI Senior Subordinated Notes").

   The SRI Senior Notes and SRI Senior Subordinated Notes contain restrictive covenants which, among other things (i) limit SRI's ability to sell certain assets, pay dividends, retire its common stock or retire certain debt, (ii) limit its ability to incur additional debt or issue stock and (iii) limit certain related party transactions.

   SRI has a revolving credit agreement with a bank (the "Credit Agreement") under which it may draw up to $25.0 million. Of this amount, up to $15.0 million may be used to support letters of credit. As of February 3, 1996, $8.4 million of the total commitment was used to collateralize letters of credit resulting in available funds of $16.6 million. The Company also has a separate agreement with the bank under which it may borrow an additional $10.0 million for seasonal working capital needs (the "Seasonal Credit Agreement" and together with the Credit Agreement, the "Revolving Credit Agreement"). Funds are available under the Seasonal Credit Agreement from August 15 through January 15 of each calendar year (the "Seasonal Period"). The Revolving Credit Agreement is available through February 3, 1998 and provides for a commitment fee of 1/2 of 1% of the average daily unused portion of the commitment amount paid on a quarterly basis. Interest is charged on outstanding loans at a base rate plus a specified margin. The base rate is the higher of the bank's prime rate or 1/2 of 1% above the Federal Funds Effective Rate. The specified margin range is 1.25% to 2.75% based on calculated debt service ratios as defined in the agreement. During 1995, the availability under the Credit Agreement was never less than $4.5 million. During the Seasonal Period, the availability under the Revolving Credit Agreement was never less than $11.5 million. The Revolving Credit Agreement contains covenants which, among other things, restricts the (i) incurrence of additional

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

debt, (ii) purchase of certain investments, (iii) payment of dividends, (iv) formation of certain business combinations, (v) disposition of certain assets,
(vi) acquisition of subordinated debt, (vii) use of proceeds received under the agreement, (viii) aggregate amount of capital expenditures (including any expenditures made in connection with any permitted acquisitions) to $31.0 million during 1995 and (iv) certain transactions with related parties. The Revolving Credit Agreement also requires that SRI maintain a debt service ratio above a predetermined level. The Revolving Credit Agreement is secured by SRI's distribution center located in Jacksonville, Texas, including equipment located therein, a pledge of SRPC stock and a pledge of the Company's trademarks. The net book value of the distribution center was approximately $10.7 million at February 3, 1996.

   The increasing rate Bealls Holding, Inc. ("Bealls Holding") Subordinated Debentures Due 2002 (the "Bealls Holding Subordinated Debentures") in aggregate principal amount of approximately $15.0 million bear interest at 10% through 1994, 11% in 1995 and 12% thereafter until maturity. Interest is payable semi-annually on June 30 and December 31. Original issue discount of $7.3 million is being charged to interest expense over the term to maturity using the effective interest method. The combination of coupon interest payments and original issue discount results in an effective interest rate of 20.9%. The Bealls Holding Subordinated Debentures may be prepaid, at the Company's option, at their face value. The Company is required to redeem the Bealls Holding Subordinated Debentures beginning no later than December 31, 1997, in no more than six equal annual installments. The Bealls Holding Subordinated Debentures are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   In connection with the acquisition of Fashion Bar, FB Holdings, Inc. ("FB Holdings") issued approximately $3.6 million aggregate principal amount of 7% FB Holdings Subordinated Notes Due 2000 ("FB Holdings Subordinated Notes") to former stockholders of Fashion Bar. The FB Holdings Subordinated Notes were recorded at their estimated fair value at issuance date of $3.1 million. The difference between the estimated fair value and principal amount of $0.5 million is being charged to interest expense over the term to maturity using the effective interest method. The FB Holdings Subordinated Notes are due in two equal installments on June 30, 1999 and 2000. The FB Holdings Subordinated Notes may be prepaid at any time in whole or in part at SRI's option. The FB Holdings Subordinated Notes bear interest at 7% per annum, payable quarterly. The combination of coupon interest payments and original issue discount results in an effective interest rate of 9.0%. Prior to and including June 1995, SRI paid interest in the form of additional FB Holdings Subordinated Notes; thereafter, interest is being paid in cash. The principal amount of FB Holdings Subordinated Notes at February 3, 1996 was $4.4 million. The FB Holdings Subordinated Notes are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   In connection with the acquisition of Bealls, Bealls Holding issued the 7% Bealls Holding Junior Subordinated Debentures Due 2003 ("Bealls Holding Junior Subordinated Debentures") at a face value of approximately $12.5 million, net of discount of approximately $8.4 million. Such discount is being charged to interest expense over the term to maturity using the effective interest method. The Bealls Holding Junior Subordinated Debentures are limited to an aggregate principal amount of approximately $18.3 million. Interest is payable semi-annually on June 30 and December 31. The combination of coupon interest payments and original issue discount results in an effective interest rate of 39.4%. The principal amount of Bealls Holding Junior Subordinated Debentures outstanding at February 3, 1996 was $14.3 million. The Bealls Holding Junior Subordinated Debentures are subordinated to all debt except the Stage Stores Senior Discount Debentures. SRI is the primary obligor under these debentures.

   The Port Arthur Industrial Development Revenue Bond (the "Port Arthur IDRB") bears interest at 75% of the prime rate payable monthly. The interest rate applicable to the Port Arthur IDRB at February 3, 1996 was 6.6%. The Port Arthur IDRB is collateralized by a building with a net book value of approximately $1.7 million. Under a separate agreement, SRI is required to make scheduled annual sinking fund payments ranging from $0.1 million to $0.2 million.

   The Stage Stores Senior Discount Debentures were issued with a principal amount of approximately $149.1 million. The debentures were sold at a discount of approximately $69.1 million. Substantially all of the net proceeds

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

from the Stage Stores Senior Discount Debentures were used to make cash payments to the holders of Stage Stores common stock equal to $5.85 per share. Interest begins to accrue in August 1998 and is payable semi-annually on February 15 and August 15 commencing February 15, 1999. The discount is being charged to interest expense over the term to maturity using the effective interest method which, together with the coupon interest, results in a 12.74% effective interest rate. The Stage Stores Senior Discount Debentures contain restrictions which, among other things, limits (i) the payment of dividends, (ii) the repurchase of stock and subordinated debt, (iii) the acquisition of additional debt or the creation of certain liens, (iv) disposition of certain assets and (v) certain related party and intercompany transactions. The Stage Stores Senior Discount Debentures are secured by all of the issued and outstanding common stock of SRI and is subordinated to all debt.

   Aggregate maturities of long-term debt for the next five years are:
1996--$0.3 million; 1997--$2.1 million; 1998--$2.1 million; 1999--$21.7 million and 2000--$116.6 million.

   Management estimates the fair value of its long-term debt to be $325.7 million and $352.3 million at January 28, 1995 and February 3, 1996, respectively. In developing its estimates, management considered quoted market prices for each instrument, if available, current market interest rates in relation to the coupon interest rates of each instrument, the relative subordination of each instrument and the relative liquidity of the instrument as indicated by the presence or lack of an active market.

NOTE 6 - MANDATORILY REDEEMABLE PREFERRED STOCK

       In connection with the Refinancing in 1993 (see Note 5), the Company redeemed all of the outstanding shares of its 15% cumulative senior redeemable preferred stock and 14% cumulative junior redeemable preferred stock (8,080 and 2,000 shares, respectively) at the aggregate of their liquidation value plus accrued and unpaid dividends amounting to $16.0 million and $3.8 million, respectively.

NOTE 7 - STOCK OPTION PLAN

       During 1993, the Company adopted the Third Amended and Restated Stock Option Plan (the "Stock Option Plan") which was designed to provide incentives to present and future key employees and advisors to the Company (the "Participants") as selected by the compensation committee of the Board of Directors (the "Board"). Options to purchase shares of the Company's common stock may be granted to any Participant at any time, at such price and on such terms as established by the Board. Options granted under the Stock Option Plan may be either non-qualified or incentive stock options ("ISOs") within the meaning of Section 422A of the Internal Revenue Code or in a form consistent with the Stock Option Plan as the Board may determine. All outstanding options are non-qualified.

   The number of shares of common stock which may be granted under the Stock Option Plan shall not exceed 2,000,000 shares. All Options issued as ISOs under the Stock Option Plan are required to (i) have an exercise price not less than 100% of the fair value of the common stock at the date of grant, (ii) not be exercisable more than 10 years after grant date, (iii) be nontransferable and
(iv) be exercisable only during the holder's employment by the Company or a period not exceeding three months following termination thereof. Options which are not ISOs may provide that the holder receive cash equal to the excess of the fair market value per share of common stock at the exercise date over the exercise price per share, in lieu of issuance of common stock upon exercise of the option. Upon termination of the Participant's employment with the Company, the Company may, at its option, repurchase any vested common stock obtained under the Stock Option Plan at the fair market value of the common stock. Any unvested common stock obtained under the Stock Option Plan may be repurchased at the Company's option, at the original issuance cost of the common stock. The Stock Option Plan also provides that the Company may sell to any Participant shares of common stock or preferred stock consistent with the Plan and at the discretion of the Board.

   During 1993, all of SRI's options with an exercise price of $0.10 were exercised. Additionally, the Board granted active Participants who exercised such options one Stage Stores option with an exercise price of $2.15

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

for every ten SRI options exercised. All of SRI's options with an exercise price of $5.00 remained outstanding and were exchanged for Stage Stores options with an exercise price of $0.10 and the right to receive a distribution of $0.95 per option which will be paid as the options vest. This distribution is being recognized as compensation expense over the vesting period.

   The range of prices for options exercised during 1995 was $0.10 to $2.15 per share. The range of prices for options outstanding at the end of 1995 was $0.10 to $5.00 per share.

   A summary of the activity in the Stock Option Plan follows:

                                                          Fiscal Year
                                               --------------------------------
                                                 1993       1994         1995
                                               --------    -------   ----------
Options outstanding at beginning of year        863,625    571,082      743,012
 Granted                                        457,227    197,050      431,880
 Surrendered                                    (13,045)   (22,240)      (7,849)
 Exercised                                     (736,725)    (2,880)    (105,551)
                                               --------    -------    ---------
Options outstanding at end of year              571,082    743,012    1,061,492
                                               ========    =======    =========
Options vested at end of year                        --    130,570      254,790
                                               ========    =======    =========
Options exercisable at end of year                   --    130,570      254,790
                                               ========    =======    =========

NOTE 8 - EMPLOYEE BENEFIT PLANS

   Pension benefits for employees are provided under the SRI Retirement Plan (the "Plan"), a qualified benefit plan. Benefits are administered through a Trust arrangement which provides monthly payments or lump sum distributions. The Plan covers substantially all employees who have completed one year of service with one thousand hours of service. Benefits under the plan are based upon a percentage of the participant's earnings during each year of credited service.

   The following sets forth the funded status of the Plan and the amounts recognized in the consolidated financial statements (in thousands):

                                                                  January 28, 1995      February 3, 1996
                                                                  ----------------      ----------------
Actuarial present value of benefits:
 Vested benefit obligations                                           $(18,590)             $(24,680)
                                                                      ========              ========
 Accumulated benefit obligations                                      $(19,630)             $(25,790)
                                                                      ========              ========
Projected benefit obligations                                         $(24,530)             $(32,240)
Market value of Plan assets, primarily fixed income and equity
  securities                                                            16,320                20,000
                                                                      --------              --------
Pension obligations in excess of assets                                 (8,210)              (12,240)
Unrecognized prior service income                                          (34)                  (28)
Unrecognized net loss                                                    6,078                10,948
Adjustment required to recognize minimum liability                      (1,144)               (4,470)
                                                                      --------              --------
Accrued pension cost                                                  $ (3,310)             $ (5,790)
                                                                      ========              ========
Assumptions utilized in determining projected obligations and funding amounts:
Discount rate                                                             8.75%                 7.00%
Rate of increase in compensation levels                                   4.00%                 4.00%
Expected long-term rate of return on Plan assets                          9.00%                 9.00%

   The Company's funding policy for the Plan is to contribute the minimum amount required by applicable regulations. During 1993, 1994 and 1995, in accordance with Statement of Financial Accounting Standards No.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

87, the Company recorded adjustments of $1.1 million, $0.2 million and $3.2 million to recognize the excess of the accumulated benefit obligation over the market value of the Plan assets, respectively. Accordingly, the Company recorded a charge to retained earnings of $0.6 million, $0.1 million and $2.1 million, net of applicable tax and unrecognized prior service cost, for 1993, 1994 and 1995, respectively.

   The components of pension cost for the Plan were as follows (in thousands):

                                               Fiscal Year
                                      ----------------------------
                                        1993      1994       1995
                                      -------   -------    -------
Service cost                          $   743   $   887    $   771
Interest cost                           1,861     1,995      2,139
Actual loss (return) on Plan assets    (1,955)      940     (3,377)
Net amortization and deferral             409    (2,174)     2,292
                                      -------   -------    -------
                                      $ 1,058   $ 1,648    $ 1,825
                                      =======   =======    =======

   Prior to its acquisition, Beall Brothers, Inc. sponsored an unfunded, nonqualified Benefit Restoration Plan which provided certain key executives defined pension benefits in excess of limits imposed by federal tax law. In February 1989, this plan was terminated. The recorded liability for this plan was $1.3 million at February 3, 1996.

NOTE 9 - OPERATING LEASES

   The Company leases stores, service center facilities, the corporate headquarters and equipment under operating leases. A number of store leases provide for escalating minimum rent. Rental expense is recognized on a straight-line basis over the life of such leases. The majority of the Company's store leases provide for contingent rentals, generally based upon a percentage of gross sales. The Company has renewal options for most of its store leases; such leases generally require that the Company pay for utilities, taxes and maintenance expense. A summary of rental expense associated with operating leases follows (in thousands):

                                Fiscal Year
                        ----------------------------
                          1993      1994       1995
                        -------   -------    -------
Minimum rentals         $22,319   $22,979    $26,943
Contingent rentals        2,818     2,874      2,618
Equipment rentals         1,273       784        593
                        -------   -------    -------
                        $26,410   $26,637    $30,154
                        =======   =======    =======

   Minimum rental commitments on long-term operating leases at February 3, 1996, net of sub-leases, are as follows (in thousands):

 Fiscal Year:
   1996           $ 28,307
   1997             27,028
   1998             25,146
   1999             23,527
   2000             20,233
   Thereafter       84,999
                  --------
                  $209,240
                  ========

   The Company's corporate headquarters and six Palais Royal stores are leased from a partnership in which a Company director is a general partner. The lease relating to the corporate headquarters is for a term of fifty years expiring in 2032 and includes an established minimum annual rate adjusted every three years for changes in the Consumer Price Index. Three of the Palais Royal store leases are for terms of twenty years expiring between 1999 and 2000. The remaining three store leases are for terms of twenty-five years expiring between 2005 and 2010.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

All of the store leases provide options to extend the term of the lease and for contingent rentals based on a percentage of gross sales. The Company recognized rental expense of $1.9 million, $2.0 million and $2.1 during 1993, 1994 and 1995, respectively, for all such leases. Future minimum lease payments total $44.7 million, $9.6 million of which is payable over the next five fiscal years for all such leases. The Company believes that the terms of all such leases are comparable to leases with unaffiliated third parties covering similar properties.

NOTE 10 - RELATED PARTY TRANSACTIONS

   The Company's corporate headquarters and six Palais Royal stores are leased from a partnership in which a Company officer is a general partner (see Note 9).

   An affiliate of a principal shareholder of the Company received fees for professional services rendered and expense reimbursements in the amounts of $1.5 million, $0.6 million and $0.8 million for 1993, 1994 and 1995, respectively.

   During 1993, the Company entered into an employment agreement with the President and Chief Executive Officer of the Company. As part of this agreement, the Company agreed to purchase his former residence for subsequent resale for $1.2 million and loaned $0.3 million to him. Such loan is due October 2, 1996, subject to extension, and bears a market rate of interest.

NOTE 11 - INCOME TAXES

   All Company operations are domestic. Income tax expense charged to continuing operations consisted of the following (in thousands):

                                                Fiscal Year
                                       ----------------------------
                                         1993      1994       1995
                                       -------   -------    -------
Federal income tax expense (benefit):
  Current                              $ 9,989   $ 7,154    $ 9,772
  Deferred                              (2,362)   (3,794)    (3,630)
                                       -------   -------    -------
                                         7,627     3,360      6,142
                                       -------   -------    -------
State income tax expense (benefit):
  Current                                1,250       771      1,060
  Deferred                              (1,308)      186       (435)
                                       -------   -------    -------
                                           (58)      957        625
                                       -------   -------    -------
                                       $ 7,569   $ 4,317    $ 6,767
                                       =======   =======    =======

   A reconciliation between the federal income tax expense charged to continuing operations computed at statutory tax rates and the actual income tax expense recorded follows (in thousands):

                                                              Fiscal Year
                                                      -------------------------
                                                       1993     1994      1995
                                                      ------   ------    ------
Federal income tax expense at the statutory rate      $7,348   $3,831    $6,124
State income taxes, net                                  125      797       406
Permanent differences, net                                58     (311)      290
Other, net                                                38       --       (53)
                                                      ------   ------    ------
                                                      $7,569   $4,317    $6,767
                                                      ======   ======    ======

   The 1993 income tax benefit relating to the extraordinary item of $8.8 million (see Note 5) is comprised of current federal tax benefit ($7.4 million), deferred federal tax benefit ($1.3 million) and state tax benefit ($0.1 million). The 1994 income tax benefit relating to the extraordinary item associated with the retirement of the SRI Senior Notes (see Note 5) is comprised of $0.2 million current federal tax benefit.

                               Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
            Notes to Consolidated Financial Statements (Continued)

   Deferred tax liabilities (assets) consist of the following (in thousands):

                                            January 28, 1995      February 3, 1996
                                            ----------------      ----------------
Gross deferred tax liabilities:
  Depreciation and amortization                 $  8,303              $  7,485
  Inventory reserves                               3,175                 1,406
  Gain on sale of accounts receivable                822                   800
  Other                                            1,310                 1,435
                                                --------              --------
                                                  13,610                11,126
                                                --------              --------
Gross deferred tax assets:
  Allowance for doubtful accounts                 (3,174)               (3,302)
  Accrued consolidation costs                     (1,968)               (1,478)
  Net operating loss carryforwards                    --                   (82)
  Original issue discount                         (5,640)              (10,042)
  Accrued expenses                                (1,518)                 (990)
  Prepaid expenses                                    --                    --
  Pensions                                        (1,404)               (2,686)
  Escalating leases                                 (962)                 (962)
  Charitable contribution carryforward              (620)                 (113)
  Accrued payroll costs                           (1,196)                 (884)
  Accrued store closure costs                     (2,085)                 (558)
  Other                                             (975)                 (780)
                                                --------              --------
                                                 (19,542)              (21,877)
                                                --------              --------
Deferred tax assets valuation allowance               --                    --
                                                --------              --------
                                                $ (5,932)             $(10,751)
                                                ========              ========

   The utilization of any carryforwards which originated prior to the Company's acquisition of Bealls or Fashion Bar are recorded as an adjustment to goodwill or other intangibles associated with the respective acquisition.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

Litigation: The Company is subject to claims and litigation arising in the normal course of its business. The Company does not believe that any of these proceedings will have a material adverse effect on its financial position, its results of operations or its cash flows.

Letters of Credit: The Company issues letters of credit to support certain merchandise purchases which are required to be collateralized. The Company had outstanding letters of credit totaling $8.4 million at February 3, 1996, all of which were collateralized by the Revolving Credit Agreement (see Note 5). These letters of credit expire within twelve months of issuance.


Concentration of Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk are primarily cash, short-term investments and accounts receivable. The Company's cash management and investment policies restrict investments to low risk, highly-liquid securities and the Company performs periodic evaluations of the relative credit standing of the financial institutions with which it deals. The credit risk associated with the Company's accounts receivable is limited by the large number of customers in the Company's customer base. Substantially all of the Company's customers reside in the central United States.

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors
Uhlmans Inc.

We have audited the accompanying balance sheets of Uhlmans Inc. as of February 3, 1996 and January 31, 1995, and the related statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Uhlmans Inc. at February 3, 1996 and January 31, 1995, and the results of its operations and its cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

In fiscal 1996, as described in Note 6 to the financial statements, the Company adopted the provisions of FASB Statement No. 106, "Employer's Accounting for Retirement Benefits Other Than Pensions."

                                       Ernst & Young LLP

Toledo, Ohio
March 22, 1996

                                 UHLMANS INC.
                                BALANCE SHEETS

                                                                 January 31,     February 3,
                                                                     1995            1996
                                                                 -----------     -----------
                            Assets
Current Assets:
Cash                                                             $   924,550     $   847,823
Trade accounts receivable, less $100,000 allowance for
  doubtful accounts                                                6,617,576       6,115,928
Merchandise inventories                                           10,921,994      11,295,466
Prepaid expenses                                                     138,978         171,978
                                                                 -----------     -----------
    Total current assets                                          18,603,098      18,431,195
Other assets                                                         227,697         217,252
Leasehold improvements and equipment:
Leasehold improvements                                             7,299,310       6,969,300
Furniture and fixtures                                             4,229,136       4,333,724
Transportation equipment                                              53,431          68,148
                                                                 -----------     -----------
                                                                  11,581,877      11,371,172
Less allowances for depreciation and amortization                  7,190,789       7,216,929
                                                                 -----------     -----------
                                                                   4,391,088       4,154,243
                                                                 -----------     -----------
                                                                 $23,221,883     $22,802,690
                                                                 ===========     ===========
             Liabilities and Stockholders' Equity
Current liabilities:
Trade accounts payable                                           $ 3,288,528     $ 2,939,965
Accrued expenses                                                     421,904         453,496
Compensation and payroll taxes                                       658,316         654,994
State and local taxes                                                309,630         321,406
Interest                                                              51,149          70,177
Current maturities of long-term liabilities                          876,292         924,595
                                                                 -----------     -----------
    Total current liabilities                                      5,605,819       5,364,633
Long-term liabilities, less current maturities:
Notes payable including notes payable to stockholders and
  former stockholders (Note 2)                                    13,877,904      13,768,910
Obligations under deferred compensation arrangements                 234,748         186,636
Pension                                                              110,089         147,875
                                                                 -----------     -----------
                                                                  14,222,741      14,103,421
Deferred credit                                                        5,133              --
Commitments and Contingencies                                             --              --
Stockholders' equity (Note 3):
Common stock, no par value:
 Authorized--150,000 shares
 Outstanding--8,271 shares after deducting 86,069 treasury
   shares, at stated value                                            82,710          82,710
Retained earnings                                                  3,305,480       3,305,443
Reduction for minimum pension liability                                   --         (53,517)
                                                                 -----------     -----------
                                                                   3,388,190       3,334,636
                                                                 -----------     -----------
                                                                 $23,221,883     $22,802,690
                                                                 ===========     ===========


                           See accompanying notes.

                                  UHLMANS INC.
                              STATEMENTS OF INCOME

                                                                                                Period from
                                                                                                February 1,
                                                                                               1995 through
                                                                   Year ended January 31,       February 3,
                                                                    1994           1995            1996
                                                                ------------   ------------    ------------
Net merchandise sales                                           $ 57,101,769   $ 60,212,662    $ 59,749,342
Cost of sales and related buying, occupancy, and distribution
   expenses                                                      (43,545,216)   (46,559,601)    (46,129,222)
                                                                ------------   ------------    ------------
Gross profit                                                      13,556,553     13,653,061      13,620,120
Selling, general and administrative expenses                     (12,096,093)   (11,883,614)    (12,231,712)
Service charge income                                                801,584        874,029         850,852
                                                                ------------   ------------    ------------
Operating income                                                   2,262,044      2,643,476       2,239,260
Interest expense                                                  (1,168,260)    (1,431,055)     (1,636,673)
                                                                ------------   ------------    ------------
Net income                                                      $  1,093,784   $  1,212,421    $    602,587
                                                                ============   ============    ============

                           See accompanying notes.

                                  UHLMANS INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                      Common Stock                           Reduction
                                  ----------------------                    for Minimum
                                               Stated        Retained         Pension
                                  Shares       Value         Earnings        Liability         Total
                                  -------    -----------    ------------   -------------   ------------
Balances at February 1, 1993      27,016     $ 270,160     $ 5,599,966                      $ 5,870,126
 Net income                                                  1,093,784                        1,093,784
 Cash distributions to
   stockholders                                               (360,394)                        (360,394)
 Purchase of common stock for
   treasury (Note 3)             (18,745)     (187,450)     (3,726,256)                      (3,913,706)
                                 -------     ---------     -----------       --------       -----------
Balances at February 1, 1994       8,271        82,710       2,607,100                        2,689,810
 Net income                                                  1,212,421                        1,212,421
 Cash distributions to
   stockholders                                               (514,041)                        (514,041)
                                 -------     ---------     -----------       --------       -----------
Balances at January 31, 1995       8,271        82,710       3,305,480                        3,388,190
 Net income                                                    602,587                          602,587
 Cash distributions to
   stockholders                                               (602,624)                        (602,624)
 Reduction for minimum
  pension  liability (Note 5)                                                $(53,517)          (53,517)
                                 -------     ---------     -----------       --------       -----------
Balances at February 3, 1996       8,271     $  82,710     $ 3,305,443       $(53,517)      $ 3,334,636
                                 =======     =========     ===========       ========       ===========

                           See accompanying notes.

                                  UHLMANS INC.
                            STATEMENTS OF CASH FLOWS

                                                                                       Period from
                                                                                       February 1,
                                                                                       1995 through
                                                            Year ended January 31,     February 3,
                                                              1994          1995           1996
                                                          -----------   -----------    ------------
Operating activities
 Net income                                               $ 1,093,784   $ 1,212,421     $  602,587
 Adjustments to reconcile net income to net cash
  provided
    by operating activities:
   Depreciation                                               876,037       844,625        896,177
   Provision for bad debts                                    143,996       135,647        131,678
   Amortization of deferred credit                            (13,000)      (13,000)        (5,133)
   Changes in operating assets and liabilities:
    Trade accounts receivable                                (462,008)       75,559        369,722
    Merchandise inventories                                  (503,840)     (717,111)      (373,768)
    Prepaid expenses and other assets                         (30,822)       43,116         51,881
    Trade accounts payable and accrued expenses               529,784       669,810       (258,588)
    Pension obligations                                       (51,320)       34,602       (108,138)
    Obligations under deferred compensation
       arrangements                                             4,629       (30,659)       (48,112)
    Cash value of life insurance                               65,413       (10,557)       (12,386)
                                                          -----------   -----------     ----------
      Net cash provided by operating activities             1,652,653     2,244,453      1,245,920

Net cash used in investing activities--purchase of
   leasehold improvements and equipment                      (762,617)     (860,912)      (659,332)

Financing activities
 Borrowings on notes payable                                2,750,000            --             --
 Payments on notes payable                                   (617,158)     (860,692)      (960,691)
 Distributions to stockholders                               (360,394)     (514,041)      (602,624)
 Purchase of common stock                                  (2,500,000)           --             --
 Net borrowings on revolving line of credit                        --            --        900,000
                                                          -----------   -----------     ----------
    Net cash used in financing activities                    (727,552)   (1,374,733)      (663,315)
                                                          -----------   -----------     ----------
 Increase (decrease) in cash                                  162,484         8,808        (76,727)
 Cash at beginning of year                                    753,258       915,742        924,550
                                                          -----------   -----------     ----------
 Cash at end of year                                      $   915,742   $   924,550     $  847,823
                                                          ===========   ===========     ==========

                           See accompanying notes.

                                  UHLMANS INC.
                        NOTES TO FINANCIAL STATEMENTS
                               February 3, 1996

(1) SIGNIFICANT ACCOUNT POLICIES

Basis of Presentation

   In fiscal 1996, the Company changed its fiscal year-end to a fifty-two/ fifty-three week year which ends on the Saturday closest to January 31.

Description of Business

   Uhlmans Inc. (the Company--formerly Fred W. Uhlman and Co.) operates 34 family apparel stores in Ohio, Michigan and Indiana.

Management Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Trade Accounts Receivable

   Retail customer accounts receivable are charged-off in full if no payment has been applied against the unpaid balance of the customer's account during the last seven months of the fiscal year and no action has been taken by the customer to repay the account. The allowance for doubtful accounts is based on historical bad debt experience and an evaluation of the past-due status of the accounts. The credit risk associated with the Company's accounts receivable is limited by the large number of customers in the Company's customer base. Substantially all of the Company's customers reside in Ohio, Indiana and Michigan.

Advertising

   The Company expenses the production costs of advertising as incurred. Advertising expense for fiscal 1994, 1995 and 1996 was approximately $1,695,000, $1,650,000 and $1,700,000, respectively. No advertising costs have been capitalized by the Company.

Merchandise Inventories

   Merchandise inventories are valued by use of the retail method and are stated at the lower of cost or market using the first-in, first-out method.

Leasehold Improvements and Equipment

   Leasehold improvements and equipment (including significant renewals and betterments) are capitalized at cost. The Company provides for depreciation and amortization by the straight-line method for financial-reporting purposes and by accelerated methods for income-tax purposes. Leasehold improvements are amortized over 10 years which approximates the lease terms. Equipment is depreciated over its useful life (generally 5 to 10 years).

Income Taxes

   Under an election privilege afforded by provisions of the Internal Revenue Code, the Company has elected Subchapter S status for federal income tax reporting. Accordingly, no provision has been made for federal income taxes as the income of the Company is included in the stockholders' personal income tax returns.

Financial Instruments

   The Company records all financial instruments at cost. The fair value of all financial instruments approximates cost.

                                  UHLMANS INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(1) SIGNIFICANT ACCOUNT POLICIES (Continued)

Impairment of Assets

   The Company has not elected early adoption of Statement of Financial Accounting Standard No. 121 ("SFAS 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 becomes effective beginning with the Company's first quarter of fiscal 1997. The Company does not believe that the adoption of SFAS 121 will have a material effect on the Company's financial position or results of operations.

(2) NOTES PAYABLE

   The Company's lending agreement with banks (the agreement) provides for an unsecured term note of $5,000,000 and an unsecured $12,000,000 revolving line of credit (the revolver) (increasing to $14,500,000 during the period from September 15 to December 15), and expires June 1, 1997.

   Interest on the term note is at a base rate (8-1/4% at February 3, 1996) fluctuating with prime plus 1/4%--2-1/2% dependent on the Company's financial position. Interest on the revolver is at a base rate (6-3/4% at February 3, 1996) fluctuating with LIBOR plus 1-1/2%--3% dependent on the Company's financial position. A commitment fee of 1/2% per annum is due on the unused portion of the revolver.

   The agreement requires the Company to maintain certain financial ratios and net worth requirements. The agreement also limits annual stockholder distributions to $40,000 plus an amount equivalent to income taxes that would otherwise be payable. Provisions of the agreement were complied with during fiscal 1994, 1995 and 1996.

   Details of notes payable are as follows:

                                                                    January 31,      February 3,
                                                                       1995             1996
                                                                   -----------       -----------
Revolving line of credit with banks                                $ 9,500,000       $10,400,000
Term note payable to banks, due in semiannual installments of
  $350,000 plus interest through January 1, 1999                     3,950,000         3,150,000
Subordinated notes payable to stockholders ($677,014 in 1995 and $597,366 in 1996) and to former stockholders, unsecured, due in semiannual installments of $70,685 plus interest at
  12% through May 31, 1998                                           1,201,650         1,060,280
Other unsecured notes payable                                           86,946            67,625
                                                                   -----------       -----------
                                                                    14,738,596        14,677,905
Less current maturities                                                860,692           908,995
                                                                   -----------       -----------
Totals                                                             $13,877,904       $13,768,910
                                                                   ===========       ===========

   The future maturities of long-term notes payable for fiscal years 1998 through 2000 are $11,241,371, $1,477,539 and $1,050,000, respectively.

   Interest paid in fiscal 1994, 1995 and 1996 amounted to $1,253,904, $1,463,607 and $1,617,645, respectively.

(3) COMMON STOCK

   On November 25, 1986, the Company entered into a Stock Redemption and Share Transfer Restriction Agreement (the Agreement) with certain stockholders of the Company and redeemed 34,100 shares of common stock for $2,584,098. On July 19, 1993, the Company redeemed 18,745 shares of common stock not owned by management for $3,913,706. The 1993 redemption was financed by an increase in the term note with the banks of $2,500,000 and unsecured subordinated notes payable in the amount of $1,413,706.

   The Company has the option in the event of termination of employment to purchase shares of the Company's common stock owned by the management group. The price per share is the book value per share. The Company also has the obligation to purchase the shares of the Company owned by the president of the Company in the event

                                  UHLMANS INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(3) COMMON STOCK (Continued)

of his death at 133% of book value per share at the end of the preceding fiscal year. The Company carries life insurance on the life of the president of the Company to fund the obligation.

(4) RENTAL EXPENSE

   The Company leases all facilities and certain equipment under noncancellable operating leases. Total rental expense amounted to $3,906,282, $3,747,293 and $3,667,703 (including contingent rental expense of $213,390 $261,696 and $230,738) for fiscal years 1994, 1995 and 1996, respectively, including $767,899, $775,999 and $746,979 applicable to leases with related parties for the same periods.

   Future minimum rental commitments under noncancellable operating leases with initial terms of more than one year are as follows:

Fiscal years:
 1997                      $ 2,883,776
 1998                        2,475,548
 1999                        1,820,334
 2000                        1,474,366
 2001                          809,138
 2002 and thereafter         2,218,049
Total                      $11,681,211

   Certain leases have provisions for additional contingent rentals based on percentages of sales and contain options to renew for additional terms ranging from one to twenty years.

(5) EMPLOYEE BENEFIT PLANS

   The Company has a defined-benefit pension plan (the "Plan") covering the majority of its employees. The benefits are primarily based on the employee's compensation. The Company's funding policy is to contribute amounts to the Plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus additional amounts as the Company may determine to be appropriate. Effective December 31, 1994, the Company curtailed all future benefit accruals of participants in the Plan that resulted in a gain of $39,244 which is included in the results of operations for the year ended January 31, 1995.

   The Company has recorded an additional minimum liability of $110,089 and $147,875 as of January 31, 1995 and February 3, 1996, respectively, which represent the amounts required to bring the Company's recorded pension asset equal to the excess of the accumulated benefit obligation over plan assets. Intangible assets (included in other assets) of $110,089 and $94,358 as of January 31, 1995 and February 3, 1996, respectively, were recorded to the extent of the unrecognized prior service costs and net transition obligation. The difference between the additional minimum liability and intangible asset as of February 3, 1996 was included as a reduction of shareholders' equity.

                                  UHLMANS INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(5) EMPLOYEE BENEFIT PLANS (Continued)

   The following table sets forth the funded status and amounts recognized in the Company's balance sheets for the Plan:

                                                                         January 31, 1995      February 3, 1996
                                                                         ----------------      ----------------
Projected benefit obligation (substantially all vested)                     $1,547,517            $1,745,457
Plan assets at fair value, primarily invested in common trust funds
  and U. S. Treasury and agency securities                                   1,407,071             1,675,363
                                                                            ----------            ----------
Projected benefit obligation in excess of plan assets                         (140,446)              (70,094)
Unrecognized prior service cost                                                110,089                94,358
Unrecognized net gain from past experience different from that
  assumed and effects of changes in assumptions                                 17,205                68,265
Unrecognized net asset                                                         (17,205)              (14,748)
Minimum liability                                                             (110,089)             (147,875)
                                                                            ----------            ----------
Net pension liability                                                       $ (140,446)           $  (70,094)
The net pension liability is included in:
  Prepaid (accrued) expenses                                                $  (30,357)           $   77,781
 Long-term liabilities                                                        (110,089)             (147,875)
                                                                            ----------            ----------
                                                                            $ (140,446)           $  (70,094)
                                                                            ==========            ==========

   Net periodic pension cost includes the following components:

                                                                                   Period from
                                                                                   February 1,
                                                                                   1995 through
                                                      Year ended January 31,       February 3,
                                                       1994           1995             1996
                                                    ---------       ---------      ------------
Interest cost on projected benefit obligation        $116,299       $ 125,095       $ 112,641
Service cost--benefits earned during the period        88,483          92,630           --
Return on plan assets (gain) loss                     (24,522)         43,777        (241,959)
Net amortization and deferral                         (80,331)       (141,640)        144,117
                                                     --------       ---------       ---------
Net periodic pension cost                            $ 99,929       $ 119,862       $  14,799
                                                     ========       =========       =========

   Assumptions used in the actuarial determinations for the Plan are:

                                                         1994     1995     1996
                                                         -----    -----   ------
Weighted average discount rate                           7.5%     7.5%      6.5%
Expected long-term rate of return on plan assets         7.5%     7.5%      6.5%
Rate of increase in future compensation levels           4.0%      --        --

   In fiscal 1996, the Company established a 401(k) profit sharing plan for the benefit of all qualifying employees. Employer matching contributions are made monthly based upon a percentage of qualified employees' contributions, and amounted to $52,000 in fiscal year 1996. No additional profit sharing contributions were made by the Company in fiscal year 1996.

                                  UHLMANS INC.
                    NOTES TO FINANCIAL STATEMENTS (Continued)

(6) OTHER POSTRETIREMENT BENEFIT PLAN

   The Company sponsors a defined benefit health care plan that provides postretirement medical benefits to a group of 17 retired employees. No additional employees are being added to the Plan. The Plan is contributory, with retiree contributions adjusted annually to cover any increased costs, and contains other cost-slimming features such as deductibles and coinsurance. The accounting for the Plan anticipates future cost-sharing changes. The Company's policy is to fund the cost of medical benefits in amounts determined at the discretion of management.

   In 1996, the Company adopted FASB Statement No. 106, "Employer's Accounting for Postretirement Benefits Other than Pensions" and elected to use the prospective recognition method for transition. The effect of adopting the new rules increased 1996 net periodic postretirement benefit cost by $2,400 and decreased 1996 net income by $2,400. Postretirement benefit cost for 1994 and 1995, which was recorded on a cash basis, has not been restated.

   The following table presents the Plan's funded status reconciled with amounts recognized in the Company's balance sheet at February 3, 1996:

Accumulated postretirement benefit obligation for retirees            $100,000
Plan assets at fair value                                                   --
                                                                      --------
Accumulated postretirement benefit obligation in excess of
  plan assets                                                          100,000
Transition obligation                                                  (94,600)
Unrecognized net gain                                                   (3,000)
                                                                      --------
                                                                       (97,600)
                                                                      --------
Accrued post retirement benefit liability                             $  2,400
                                                                      ========
Net periodic postretirement benefit cost includes the following components:

Interest cost                                                         $  7,700
Amortization of transition obligation over 11 years                      9,500
                                                                      --------
Net periodic postretirement benefit cost                              $ 17,200
                                                                      ========

   Medical trend rates are not applicable since the subsidy is not related to trend rates. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1996.

-------------------------------------------------------------------------------
   No dealer, salesperson or other person has been authorized to give any information or to make any representation not contained in this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of the Company since such date.


                               ---------------


                              TABLE OF CONTENTS


                                                           Page
                                                           ----
Prospectus Summary                                           5
Risk Factors                                                12
Use of Proceeds                                             16
Dividend Policy                                             16
Capitalization                                              17
Dilution                                                    18
Selected Consolidated Historical Financial and
  Operating Data                                            19
Unaudited Pro Forma Combined Financial Data                 23
Management's Discussion and Analysis of Financial
  Condition and Results of Operations                       27
Business                                                    34
Management                                                  41
Certain Relationships and Related Transactions              51
Principal Stockholders                                      52
Over-Allotment Option                                       53
Description of Certain Indebtedness                         54
Description of Capital Stock                                56
Shares Eligible for Future Sale                             58
Underwriting                                                59
Notice to Canadian Residents                                60
Certain U.S. Federal Tax Considerations for Non-U.S.
  Holders of Common Stock                                   61
Legal Matters                                               62
Experts                                                     62
Additional Information                                      63
Index to Financial Statements                              F-1


 Until     , 1996 (25 days after the commencement of the Offering), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

================================================================================

                            STAGE STORES INC. LOGO


                              10,000,000 Shares
                                 Common Stock
                               ($.01 par value)


                                  PROSPECTUS


                               CS First Boston


                           Bear, Stearns & Co. Inc.



                         Donaldson, Lufkin & Jenrette
                            Securities Corporation


                           PaineWebber Incorporated
-------------------------------------------------------------------------------

                                    PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

   The following is a statement of estimated expenses of the issuance and distribution of the securities being registered other than underwriting compensation:

SEC registration fee                                         $   66,207
NASD filing fee                                                  19,700
Nasdaq National Market original listing fee                      25,000
Blue sky fees and expenses (including attorneys' fees
  and expenses)                                                  20,000
Printing and engraving expenses                                 200,000
Transfer agent's fees and expenses                               10,000
Accounting fees and expenses                                    175,000
Legal fees and expenses                                         500,000
Miscellaneous expenses                                          284,093
                                                             -----------
 Total                                                       $1,300,000
                                                             ===========


All amounts are estimated except for the SEC registration fee and the NASD filing fee.


Item 14. Indemnification of Directors and Officers.

   The Company is incorporated under the laws of the State of Delaware.
Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any person who is, or is threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

   The Company's Certificate of Incorporation provides for the indemnification of directors and officers of the Company to the fullest extent permitted by Section 145.

   In that regard, the Certificate of Incorporation provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of such corporation, or is or was serving at the request of such corporation as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor is limited to payment of settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

Item 15. Recent Sales of Unregistered Securities.

                           DATE OF                                         AGGREGATE OFFERING
         NAME               SALE            TITLE           SHARES                PRICE
---------------------      ---------      -------------     ----------     -------------------
Mark White                09/30/93       Common Stock         8,547          $   19,401,60
Sandra Bornstein          01/28/94       Common Stock         5,730          $   13,007.50
Eddy Osborne              02/22/94       Common Stock         8,547          $   19,401.60
Pat Bowman                10/31/94       Common Stock         8,547          $   19,401.60
Peter Realmuto            11/08/94       Common Stock         1,781          $      188.00
Tom Buttaccio             12/05/94       Common Stock         8,547          $   19,401.60
Mark Hess                 01/15/95       Common Stock           379          $       40.00
Kathy Bodin               02/20/95       Common Stock           379          $       40.00
Dan Singer                01/15/95       Common Stock           568          $       60.00
Harry Gray                02/20/95       Common Stock           283          $       30.00
Bob Mitchell              02/20/95       Common Stock           283          $       30.00
Jerry Forrest             01/26/95       Common Stock         8,547          $   19,401.60
David Slaughter           01/28/95       Common Stock         8,547          $   19,401.60
Joshua Bekenstein         04/07/95       Common Stock         9,472          $    1,000.00
Jim Hanks                 04/07/95       Common Stock           222          $      505.25
Bernard Fuchs             04/07/95       Common Stock        71,045          $    7,500.00
Bernard Fuchs             04/07/95       Common Stock         8,904          $   20,210.00
Elizabeth Winkler         04/10/95       Common Stock         8,525          $   19,350.00
Joanne Swartz             04/15/95       Common Stock         4,849          $   11,008.00
June Betz                 05/17/95       Common Stock         1,657          $    5,040.00
Doug Scarth               08/16/95       Common Stock         2,670          $      282.00
Tom Hill                  11/06/95       Common Stock           189          $       20.00
Josh Bekenstein           12/27/95       Common Stock         4,735          $      500.00
Dan Singer                01/22/96       Common Stock           283          $       30.00
Bob Mitchell              01/23/96       Common Stock           142          $       15.00
Bob Hart                  02/29/96       Common Stock           568          $       60.00
Bernard Fuchs             03/15/96       Common Stock        35,522          $    3,750.00
Ron Sells                 03/28/96       Common Stock         1,420          $      150.00
Dan Singer                04/17/96       Common Stock           189          $      430.00
Carl Tooker               05/01/96       Common Stock        75,781          $    8,000.00
Carl Tooker               05/01/96       Common Stock         9,472          $   21,500.00
Bernard Fuchs             06/05/96       Common Stock         8,904          $   20,210.00
Joanne Turano             06/05/96       Common Stock           426          $       45.00
Dan Singer                  6/6/96       Common Stock           189          $      430.00
Elizabeth Winkler           6/9/96       Common Stock           890          $    2,021.00
Al Cocek                   6/10/96       Common Stock           426          $       45.00
Jerry Ivie                 6/11/96       Common Stock         1,046          $    2,375.75
Joanne Turano              6/20/96       Common Stock            94          $      215.00
Al Cocek                   6/28/96       Common Stock           189          $      430.00

                                     II-2

Carolann Moore             6/28/96       Common Stock           947            $   920.00
Joanne Turano              6/29/96       Common Stock            94            $   215.00
Eugene Good                 7/1/96       Common Stock           729            $ 1,655.50
Carl Tooker                 7/5/96       Common Stock        47,363            $25,500.00
Mark Shulman                7/8/96       Common Stock        40,732            $94,640.00
Steve Lovell                7/9/96       Common Stock        14,209            $43,200.00
James Marcum                7/9/96       Common Stock        18,945            $57,600.00
Patsy McLeod                7/9/96       Common Stock           189            $   430.00
Mark Hess                   7/9/96       Common Stock           568            $   880.00
William McLaughlin         7/10/96       Common Stock           367            $   834.20
Robert Bowers              7/11/96       Common Stock           189            $   430.00
Deborah Repace             7/11/96       Common Stock           284            $    30.00
Burke Randolph             7/11/96       Common Stock           473            $   255.00
Harry Gray                 7/11/96       Common Stock           378            $   552.50
Kathy Bodin                7/15/96       Common Stock           663            $ 1,095.00
Trina Gladwell             7/15/96       Common Stock           473            $   225.00
Jack Chipperfield          7/24/96       Common Stock           356            $   808.40
Rebecca Ross               7/30/96       Common Stock           952            $ 2,160.75
William Ehlert              8/7/96       Common Stock            94            $   215.00
Eugene Good                8/19/96       Common Stock           222            $   505.25
William Bloomfield          9/5/96       Common Stock           189            $   430.00
James Murphy               9/11/96       Common Stock            94            $   215.00
Patti Bodkins              9/12/96       Common Stock           568            $    60.00

The Company relied upon Section 4(2) of the Securities Act of 1933 in connection with the foregoing sales of unregistered securities.

Item 16. Exhibits and Financial Statement Schedules.
(a) Exhibits:

 EXHIBIT
NUMBER        DESCRIPTION
--------      -----------
***1.1        Form of Underwriting Agreement.
 **3.1        Certificate of Incorporation of Apparel Retailers, Inc. (Incorporated by Reference to Exhibit 3.1 of
               Registration No. 33-68258 on Form S-4).
 **3.2        By-Laws of Apparel Retailers, Inc. (Incorporated by Reference to Exhibit 3.2 of Registration No. 33-68258
               on Form S-4).
 **4.1        Form of Indenture between Apparel Retailers, Inc. and The First National Bank of Boston, as Trustee,
               relating to the 12 3/4% Senior Discount Debentures due 2005 of Apparel Retailers, Inc. (Incorporated
               by Reference to Exhibit 4.1 of Registration No. 33-68258 on Form S-4).
 **4.2        Form of Indenture among Specialty Retailers, Inc., The First National Bank of Boston, as Trustee, and
               Palais Royal, Inc., as Guarantor, relating to the 10% Senior Notes due 2000 of Specialty Retailers,
               Inc. (including form of note) (Incorporated by Reference to Exhibit 4.2 of Registration No. 33-68258
               on Form S-4).
 **4.3        Form of Indenture among Specialty Retailers, Inc., The First National Bank of Boston, as Trustee, and
               Palais Royal, Inc., as Guarantor, relating to the 11% Senior Subordinated Notes due 2003 of Specialty
               Retailers, Inc. (including form of note) (Incorporated by Reference to Exhibit 4.3 on Registration
               No. 33-68258 on Form S-4).
 **4.4        Form of Indenture between 3 Bealls Holding Corporation and Bankers Trust Company, as Trustee, relating to 3 Bealls Holding Corporation's 9% Subordinated Debentures due 2002 (Incorporated by Reference to
               Exhibit 4.2 of Registration No. 33-24571 on Form S-4) and First Supplemental Indenture dated August
               2, 1993 (Incorporated by Reference to Exhibit 4.4 of Registration No. 33-68258 on Form S-4).
 **4.5        Form of Indenture between 3 Bealls Holding Corporation and IBJ Schroder Bank and Trust Company, as Trustee,
               relating to 3 Bealls Holding Corporation's 7% Junior Subordinated Debentures due 2002 (Incorporated
               by Reference to Exhibit 4.3 of Registration No. 33-24571 on Form S-4) and First Supplemental Indenture
               dated August 2, 1993 (Incorporated by Reference to Exhibit 4.5 of Registration No. 33-68258 on Form
               S-4).
 **4.6        Indenture by and between Specialty Retailers, Inc. and The First National Bank of Boston, as Trustee,
               relating to the 11% Series C and Series D Senior Subordinated Notes due 2003 of Specialty Retailers,
               Inc. dated July 27, 1995 (including form of note), (Incorporated by Reference to Exhibit 4.1 on Form
               10-Q of Apparel Retailers, Inc., dated October 28, 1995).
 **4.7        Form of Indenture among SRI Receivables Purchase Co., Inc., Specialty Retailers, Inc., as Administrative
               Agent, and Bankers Trust Company, as Trustee and Collateral Agent, relating to the 12.5% Trust
               Certificate-Backed Notes of SRI Receivables Purchase Co., Inc. (including form of note). (Incorporated by Reference to Exhibit 4.1 on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
 **4.8        Amended and Restated Pooling and Servicing Agreement by and among SRI Receivables Purchase Co., Inc.,
               Specialty Retailers, Inc. and Bankers Trust (Delaware) dated as of August 11, 1995 (Incorporated by
               Reference to Exhibit 4.6 on Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).
 **4.9        First Amendment to Amended and Restated Pooling and Servicing Agreement by and among SRI Receivables
               Purchase Co., Inc., Specialty Retailers, Inc. and Bankers Trust (Delaware), dated as of May 30, 1996
               (Incorporated by Reference to Exhibit 4.2 on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
 **4.10       Amended and Restated Series 1993-1 Supplement among SRI Receivables Purchase Co., Inc., Specialty Retailers,
               Inc. and Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.3
               on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
 **4.11       Amended and Restated Series 1993-2 Supplement among SRI Receivables Purchase Co., Inc., Specialty Retailers,
               Inc. and Bankers Trust (Delaware) dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.4
               on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).

                                     II-4

EXHIBIT
NUMBER        DESCRIPTION
--------      -----------
**4.12        First Amendment to the Series 1993-2 Supplement and Revolving Certificate Purchase Agreement by and among
               Specialty Retailers, Inc., SRI Receivables Purchase Co., Inc., Bankers Trust (Delaware) as Trustee
               for the SRI Receivables Master Trust, the financial institutions parties thereto and National Westminster
               Bank Plc, New York branch dated as of August 11, 1995 (Incorporated by Reference to Exhibit 4.5 on
               Form 10-Q of Apparel Retailers, Inc., dated as of May 4, 1996).
**4.13        Amended and Restated Series 1995-1 Supplement by and among SRI Receivables Purchase Co., Inc., Specialty
               Retailers, Inc. and Bankers Trust (Delaware) on behalf of the Series 1995- 1 Certificateholders dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.6 on Form 10-Q of Apparel Retailers, Inc.,
               dated May 4, 1996).
**4.14        Amended and Restated Receivables Purchase Agreement among SRI Receivables Purchase Co., Inc. and Originators dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.7 on Form 10-Q of Apparel Retailers,
               Inc., dated May 4, 1996).
**4.15        Certificate Purchase Agreements between SRI Receivables Purchase Co., Inc. and the Purchasers of the
               Series 1993-1 Offered Certificates (Incorporated by Reference to Exhibit 4.10 of Registration No. 33-68258
               on Form S-4).
**4.16        Revolving Certificate Purchase Agreement between SRI Receivables Purchase Co., Inc., the Facility Agent
               and the Revolving Purchasers with respect to the Class A-R Certificates (Incorporated by Reference
               to Exhibit 4.11 of Registration No. 33-68258 on Form S-4).
**4.17        Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc. and the First National
               Bank of Boston, as agent for itself and other financial institutions dated January 29, 1994 (Incorporated by Reference to Exhibit A of Current Report on Form 8-K of Apparel Retailers, Inc. dated February 9,
               1994).
**4.18        First Amendment dated July 14, 1994 to Revolving Credit Agreement by and among Specialty Retailers, Inc.,
               Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.13 on Form 10-K of Apparel Retailers,
               Inc. dated January 28, 1995).
**4.19        Second Amendment dated October 31, 1994 to Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.14 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.20        Third Amendment dated January 5, 1995 to Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.15 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.21        Fourth Amendment dated March 31, 1995 to Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.16 on Form 10-K of
               Apparel Retailers, Inc. dated January 28, 1995).
**4.22        Fifth Amendment dated July 7, 1995 to Revolving Credit Agreement by and among Specialty Retailers, Inc.,
               Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.2 on Form 10-Q of
               Apparel Retailers, Inc., dated October 28, 1995).
**4.23        Sixth Amendment dated July 27, 1995 to Revolving Credit Agreement by and among Specialty Retailers, Inc.,
               Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).
**4.24        Seventh Amendment dated February 1, 1996 to Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.8 on Form 10-Q of
               Apparel Retailers, Inc., dated as of May 4, 1996).

                                     II-5

EXHIBIT
NUMBER        DESCRIPTION
--------      -----------
 **4.25       Eighth Amendment dated as of May 30, 1996 to Revolving Credit Agreement by and among Specialty Retailers,
               Inc., Palais Royal, Inc. and The First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.9 on Form 10-Q of
               Apparel Retailers, Inc., dated May 4, 1996).
 **4.26       Seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc. and the
               First National Bank of Boston, as agent for itself and other financial institutions dated March 31,
               1995 (Incorporated by Reference to Exhibit 4.17 on Form 10-K of Apparel Retailers, Inc. dated January
               28, 1995).
 **4.27       First Amendment dated July 7, 1995 to the seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.4 on Form
               10-Q of Apparel Retailers, Inc., dated October 28, 1995).
 **4.28       Second Amendment dated July 27, 1995 to the seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.5 on Form
               10-Q of Apparel Retailers, Inc., dated October 28, 1995).
 **4.29       Third Amendment dated February 1, 1996 to the seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit 4.10 on Form
               10-Q of Apparel Retailers, Inc., dated as of May 4, 1996).
 **4.30       Fourth Amendment dated as of May 30, 1996 to the seasonal Revolving Credit Agreement by and among Specialty
               Retailers, Inc., Palais Royal, Inc. and The First National Bank of Boston, as agent for itself and other financial institutions dated as of March 31, 1995 (Incorporated by Reference to Exhibit 4.11
               on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).
 **4.31       Certificate Purchase Agreement among SRI Receivables Purchase Co., Inc., Specialty Retailers, Inc. and
               the Certificate Purchaser dated as of August 11, 1995 (Incorporated by Reference to Exhibit 4.9 on
               Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).
 **5.1        Opinion of Kirkland and Ellis.
**10.1        Purchase Agreement dated July 22, 1993 by and among Apparel Retailers, Inc., Specialty Retailers, Inc.,
               Donaldson, Lufkin & Jenrette Securities Corporation and Bear, Stearns & Co. Inc. relating to the sale of Apparel Retailers, Inc. 12 3/4% Senior Discount Debentures due 2005 (Incorporated by Reference to
               Exhibit 10.1 of Registration No. 33-68258 on Form S-4).
**10.2        Registration Rights Agreement dated August 2, 1993 by and among Apparel Retailers, Inc., Donaldson, Lufkin
               & Jenrette Securities Corporation and Bear, Stearns & Co. Inc. relating to the sale of Apparel Retailers,
               Inc. 12 3/4% Senior Discount Debentures due 2005 (Incorporated by Reference to Exhibit 10.2 of Registration
               No. 33-68258 on Form S-4).
**10.3        Senior Management Agreement and Stock Option Agreement between Specialty Retailers, Inc., Bain Venture
               Capital, Citicorp Venture Capital, Ltd., and Bernard Fuchs, dated as of May 26, 1989 (Incorporated by Reference to Exhibit 10.8 of Registration No. 33-27714 on Form S-1) and Amendment to Senior Management
               Agreement and Stock Option Agreement dated February 1, 1993 (Incorporated by Reference to Exhibit 10.3
               of Registration No. 33-68258 on Form S-4).
**10.4        Equity Stock Purchase Agreement by and among Specialty Retailers, Inc., Tyler Capital Fund, L.P. Tyler
               Massachusetts, L.P., Tyler International, L.P.-I, Tyler International, L.P.-II, Bain Venture Capital,
               Citicorp Capital Investors, Ltd., Acadia Partners, L.P., Drexel Burnham Lambert Incorporated, and certain other Purchasers, dated as of December 28, 1988 (Incorporated by Reference to Exhibit 10.9 of Registration
               No. 33-27714 on Form S-1) and Amendments to Equity Stock Purchase Agreement dated September 21, 1992 and August 2, 1993 (Incorporated by Reference to Exhibit 10.4 of Registration No. 33-68258 on Form
               S-4).

                                     II-6

EXHIBIT
NUMBER        DESCRIPTION
--------      -----------
**10.5        Registration Agreement by and among Specialty Retailers, Inc., Tyler Capital Fund, L.P. Tyler Massachusetts,
               L.P., Tyler International, L.P.-I, Tyler International, L.P.-II, Bain Venture Capital, Citicorp Capital
               Investors, Ltd., Acadia Partners, L.P., Drexel Burnham Lambert Incorporated, and certain other Purchasers, dated as of December 29, 1988 (Incorporated by Reference to Exhibit 10.10 of Registration No. 33-27714
               on Form S-1) and Amendment to Registration Agreement dated August 2, 1993 (Incorporated by Reference to Exhibit 10.5 of Registration No. 33-68258 on Form S-4).
**10.6        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of August 2, 1982 (Incorporated by Reference to Exhibit 10.11 of Registration No. 33-27714 on Form S-1).
**10.7        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 15, 1979, as amended
               (Incorporated by Reference to Exhibit 10.12 of Registration No. 33-27714 on Form S-1).
**10.8        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 7, 1978, as amended
               (Incorporated by Reference to Exhibit 10.13 of Registration No. 33-27714 on Form S-1).
**10.9        Lease Agreement between PR Investments and Palais Royal, Inc., dated October 4, 1983, as amended (Incorporated by Reference to Exhibit 10.14 of Registration No. 33-27714 on Form S-1).
**10.10       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of December 21, 1983, as amended
               (Incorporated by Reference to Exhibit 10.15 of Registration No. 33-27714 on Form S-1).
**10.11       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March 21, 1985, as amended
               (Incorporated by Reference to Exhibit 10.16 of Registration No. 33-27714 on Form S-1).
**10.12       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November 22, 1985, as amended
               (Incorporated by Reference to Exhibit 10.17 of Registration No. 33-27714 on Form S-1).
**10.13       Apparel Retailers, Inc. Stock Option Plan (Incorporated by Reference to Exhibit 10.13 to Registration
               No. 33-68258 on Form S-4).
**10.14       Form of Stock Option Agreement between Apparel Retailers, Inc. and Executive to be named therein (Incorporated by Reference to Exhibit 10.14 to Registration No. 33-68258 on Form S-4).
**10.15       Form of Management Agreement by an among Specialty Retailers, Inc., the Bain Entities, Citicorp Venture
               Capital, Ltd. and Executive to be named therein (Incorporated by Reference to Exhibit 10.22 of Registration
               No. 33-32045 on Form S-1) and Form of First Amendment (Incorporated by Reference to Exhibit 10.15 to
               Registration No. 33-68258 on Form S-4).
**10.16       Professional Services Agreement between Specialty Retailers, Inc. and Bain Capital Partners (Incorporated
               by Reference to Exhibit 10.21 of Registration No. 33-54504 on Form S-1).
**10.17       Employment Agreement between Specialty Retailers, Inc. and Carl E. Tooker dated June 9, 1993 (Incorporated by Reference to Exhibit 10.17 to Registration No. 33-68258 on Form S-4).
**10.18       Stock Option Agreement between Specialty Retailers, Inc. and Carl E. Tooker dated June 9, 1993 (Incorporated by Reference to Exhibit 10.18 to Registration No. 33-68258 on Form S-4).
**10.19       Purchase agreement dated September 2, 1994 by and among Palais Royal, Inc. and Beall-Ladymon Corporation relating to the sale of certain assets of Beall-Ladymon Corporation (Incorporated by Reference to Exhibit
               10.1 on Form 10-Q of Apparel Retailers, Inc., dated July 30, 1994).
**10.20       Purchase Agreement dated July 20, 1995 by and among Specialty Retailers, Inc., Donaldson, Lufkin & Jenrette
               Securities Corporation, relating to the sale of the Company's 11% Series C Senior Subordinated Notes due 2003 (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).

                                     II-7

EXHIBIT
NUMBER        DESCRIPTION
--------      -----------
 **10.21      Registration Rights Agreement dated July 27, 1995 by and between Specialty Retailers, Inc. and Donaldson,
               Lufkin & Jenrette Securities Corporation, relating to the sale of the Company's 11% Series C Senior
               Subordinated Notes due 2003 (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers,
               Inc., dated October 28, 1995).
 **10.22      Employment Agreement between Mark Shulman and Specialty Retailers, Inc., dated as of January 8, 1994
               (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel Retailers, Inc., dated April 29,
               1995).
 **10.23      Stock Option Agreement between Mark Shulman and Apparel Retailers, Inc., dated as of January 31, 1994
               (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers, Inc., dated April 29,
               1995).
 **10.24      Employment Agreement between James Marcum and Specialty Retailers, Inc., dated as of May 15, 1995 (Incorporated by Reference to Exhibit 10.3 on Form 10-Q of Apparel Retailers, Inc., dated April 29, 1995).
 **10.25      Employment Agreement between Stephen Lovell and Specialty Retailers, Inc., dated as of May 19, 1995
               (Incorporated by Reference to Exhibit 10.4 on Form 10-Q of Apparel Retailers, Inc., dated April 29,
               1995).
 **10.26      Agency Agreement between Specialty Retailers, Inc. and Palais Royal, Inc. dated January 29, 1995 (Incorporated by Reference to Exhibit 10.26 on Form 10-K of Apparel Retailers, Inc., dated February 3, 1996)
 **10.27      Securities Purchase Agreement among Palais Royal, Inc. and certain selling stockholders of Uhlmans, Inc.
               dated May 9, 1996 (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Stage Stores, Inc., dated
               June 12, 1996.
***12.1       Statement Regarding Computation of Ratio of Earnings to Fixed Charges.
 **21.1       List of Registrant's Subsidiaries (Incorporated by Reference to Exhibit 21.1 to Registration No. 33-68258
               on Form S-4).
***23.1       Consent of Price Waterhouse LLP.
***23.2       Consent of Ernst & Young LLP.
 **23.3       Consent of Kirkland & Ellis (included in opinion filed as Exhibit 5.1).
***24.1       Powers of attorney (included in signature page included in this Part II).


---------------
 ** Previously filed.
*** Filed herewith.


   (b) Financial Statement Schedules:

   Schedule III - Condensed Financial Information

   Schedule VIII - Consolidated Valuation Accounts

Item 17. Undertakings.

   The undersigned registrant hereby undertakes:

   (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that the undertakings set forth in paragraph (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

   (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the Offering.

   In addition, the undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   The undersigned registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on September 30, 1996.


                      STAGE STORES, INC.

                      By: /s/ Carl Tooker
                          ----------------------------------------------------
                      Name: Carl Tooker
                      Title: President, Chief Executive Officer and Director

                              POWER OF ATTORNEY


   Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on September 30, 1996, by the following persons in the capacities indicated with respect to Stage Stores, Inc.:



         Signature             Capacity
         ---------             --------
             *                 Director and Chairman
-----------------------------
         Bernard Fuchs

      /s/ Carl Tooker          President, Chief Executive Officer and Director (Principal
-----------------------------  Executive Officer)
          Carl Tooker

             *                 Executive Vice President and Chief Financial Officer
-----------------------------  (Principal Financial and Accounting Officer)
          James Marcum
             *                 Director
-----------------------------
       Joshua Bekenstein
             *                 Director
-----------------------------
          Adam Kirsch
             *                 Director
-----------------------------
        Peter Mulvihill
             *                 Director
-----------------------------
          Lasker Meyer

* By /s/ Carl Tooker
     ------------------------
     Carl Tooker
     Attorney-in-Fact

                                                                    Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                           Condensed Balance Sheet
            (in thousands, except par value and numbers of shares)

                                                                         January 28, 1995      February 3, 1996
                                                                        -------------------   -----------------
                               Assets
Cash and cash equivalents                                                    $    796              $      9
Intercompany advances                                                           6,997                 7,240
Debt issue costs, net of amortization                                           4,588                 4,163
Investment in subsidiary                                                       17,750                35,340
Deferred income taxes                                                           5,640                10,042
                                                                             --------              --------
                                                                             $ 35,771              $ 56,794
                                                                             ========              ========

                Liabilities and Stockholders' Deficit
Accrued expenses                                                             $  7,294              $  6,369
Intercompany advances                                                              --                    --
Long-term debt                                                                 96,748               109,817
                                                                             --------              --------
  Total liabilities                                                           104,042               116,186
                                                                             --------              --------

Preferred stock, par value $1.00, non-voting, 2,500 shares
  authorized, zero shares issued and outstanding                                   --                    --
Common Stock, par value $0.01, 15,000,000 shares authorized,
  11,381,141 and 11,470,902 shares issued and outstanding,
  respectively                                                                    113                   115
Class B common stock, non-voting, par value $0.01, 1,500,000 shares
  authorized, 1,468,750 shares issued and outstanding                              15                    15
Additional paid-in capital                                                      3,565                 3,793
Accumulated deficit                                                           (71,964)              (63,315)
                                                                             --------              --------
  Stockholders' deficit                                                       (68,271)              (59,392)
                                                                             --------              --------
                                                                             $ 35,771              $ 56,794
                                                                             ========              ========

The accompanying notes are an integral part of this condensed financial information.

                                                                    Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
          Condensed Statement of Operations and Accumulated Deficit
                                (in thousands)

                                                         For the Period from                Fiscal Year
                                                          August 2, 1993 to        ----------------------------
                                                           January 29, 1994           1994              1995
                                                        ---------------------      ------------       --------
Interest income                                                $     18             $     30          $     18
Interest expense                                                 (5,471)             (11,954)          (13,511)
                                                               --------             --------          --------

Loss before income tax and equity in earnings of
  subsidiary                                                     (5,453)             (11,924)          (13,493)
Income tax benefit                                                1,761                4,022             4,550
                                                               --------             --------          --------
Loss before equity in earnings of subsidiary                     (3,692)              (7,902)           (8,943)
Equity in earnings of subsidiary                                    910               14,224            19,673
                                                               --------             --------          --------
Net income (loss)                                                (2,782)               6,322            10,730

Accumulated deficit:
 Beginning of period                                                 --              (78,154)          (71,964)
 Dividends on common stock                                      (74,804)                  --                --
 Adjustment for minimum pension liability                          (568)                (132)           (2,081)
                                                               --------             --------          --------
 End of period                                                 $(78,154)            $(71,964)         $(63,315)
                                                               ========             ========          ========

The accompanying notes are an integral part of this condensed financial information.

                                                                    Schedule III

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                      Condensed Statement of Cash Flows
                                (in thousands)

                                                                 For the Period from               Fiscal Year
                                                                  August 2, 1993 to        ----------------------------
                                                                  January 29, 1994            1994             1995
                                                               -----------------------   -------------     --------------
Cash Flows from Operating Activities:
  Net income (loss)                                                   $ (2,782)             $  6,322         $ 10,730
                                                                      --------              --------         --------
  Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Accretion of discount                                                 5,233                11,515           13,070
   Amortization of debt issue costs                                        207                   437              438
   Deferred federal income tax                                          (1,761)               (3,879)          (4,402)
   Equity in earnings of subsidiary                                       (910)              (14,224)         (19,673)
   Changes in operating assets and liabilities:
    Increase (decrease) in accrued liabilities                              31                 7,116             (641)
    Intercompany advances                                                   --                (7,382)            (243)
                                                                      --------              --------         --------
      Total adjustments                                                  2,800                (6,417)         (11,451)
                                                                      --------              --------         --------
    Net cash provided by (used in) operating
      activities                                                            18                   (95)            (721)
                                                                      --------              --------         --------

Cash Flows from Financing Activities:
  Proceeds from:
   Long-term debt                                                       80,000                    --               --
   Common stock                                                             33                    97               68
  Redemption of Common stock                                                --                    --             (122)
  Additions to debt issue cost                                          (4,453)                   --              (12)
  Dividends paid                                                       (74,804)                   --               --
                                                                      --------              --------         --------
   Net cash provided by (used in) financing activities                     776                    97              (66)
                                                                      --------              --------         --------

  Net increase (decrease) in cash                                          794                     2             (787)
  Cash and cash equivalents:
   Beginning of period                                                      --                   794              796
                                                                      --------              --------         --------
   End of period                                                      $    794              $    796         $      9
                                                                      ========              ========         ========

Supplemental Schedule of Noncash Investing and
  Financing Activities:
  Debt issue costs accrued for by the Company or paid
  by subsidiary                                                       $    779              $     --         $     --
                                                                      ========              ========         ========

The accompanying notes are an integral part of this condensed financial information.

                               Stage Stores, Inc.
                      (formerly Apparel Retailer, Inc.)
                   NOTES TO CONDENSED FINANCIAL INFORMATION

NOTE 1--BASIS OF PRESENTATION:

   The accompanying condensed financial statements present the financial position and results of operations of Stage Stores, Inc. (the "Company") on a separate company basis. The condensed financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. The Company's investment in its wholly-owned subsidiary is accounted for using the equity method.

   The Company's fiscal year ends on the Saturday nearest to January 31 in the following calendar year. For example, references to "1995" mean the fiscal year ended February 3, 1996.

NOTE 2--HOLDING COMPANY FORMATION:

   The Company was incorporated under the laws of Delaware on June 17, 1993 at the direction of the shareholders of Specialty Retailers, Inc. ("SRI"). On August 2, 1993, the Company acquired all of the common stock of SRI and the existing stockholders of SRI acquired all of the common stock of the Company. The Company has no operations of its own and its primary asset is the common stock of the SRI.

NOTE 3--INCOME TAXES:

   The Company files a consolidated federal income tax return with its subsidiaries. The Company's recorded tax benefit represents the impact of its tax assets and liabilities on the consolidated group.

                                                                   Schedule VIII

                              Stage Stores, Inc.
                      (formerly Apparel Retailers, Inc.)
                       Consolidated Valuation Accounts
                                (in thousands)

                                                        Additions
                                          ------------------------------------
                           Balance at
                          beginning of     Charged to costs   Charged to other                       Balance at end
                              year           and expenses         accounts         Deductions           of year
                         --------------   ----------------    ----------------    -------------    ------------------
     Description
     ------------
Allowance for Doubtful Accounts:(1)
 Fiscal Year:
  1993                       $7,855             $6,590              $ --             $12,501(2)          $1,944
                             ======             ======              ====             =======             ======
  1994                       $1,944             $3,176              $486(3)          $ 2,374             $3,232
                             ======             ======              ====             =======             ======
  1995                       $3,232             $4,905              $ --             $ 5,377             $2,760
                             ======             ======              ====             =======             ======

Reserve for Shrinkage:
 Fiscal Year:
  1993                       $  160             $4,042              $ --             $ 4,004             $  198
                             ======             ======              ====             =======             ======
  1994                       $  198             $4,459               --              $ 4,459             $  198
                             ======             ======              ====             =======             ======
  1995                       $  198             $8,967              $ --             $ 8,808             $  357
                             ======             ======              ====             =======             ======

(1) Includes reserve for uncollectible service charge and late fee income.

(2) Includes $6.1 million which has been reclassified to accrued liabilities as a result of the implementation of the Accounts Receivable Program.

(3) This represents the initial allowance for doubtful accounts associated with the accounts receivable purchased in an acquisition.

                                 EXHIBIT INDEX

   The following documents are the exhibits to this Registration Statement on Form S-1. For convenient reference, each exhibit is listed according to the Exhibit Table of Regulation S-K.

                                                                                                         SEQUENTIAL
  EXHIBIT                                                                                                   PAGE
  NUMBER                                          EXHIBIT                                                 NUMBERS
----------                                        -------                                               ------------
***1.1        Form of Underwriting Agreement.                                                               --
 **3.1        Certificate of Incorporation of Apparel Retailers, Inc. (Incorporated by Reference
                to Exhibit 3.1 of Registration No. 33-68258 on Form S-4).                                   --
 **3.2        By-Laws of Apparel Retailers, Inc. (Incorporated by Reference to Exhibit 3.2 of
                Registration No. 33-68258 on Form S-4).                                                     --
 **4.1        Form of Indenture between Apparel Retailers, Inc. and The First National Bank of
                Boston, as Trustee, relating to the 12 3/4% Senior Discount Debentures due 2005 of Apparel Retailers, Inc. (Incorporated by Reference to Exhibit 4.1 of Registration
                No. 33-68258 on Form S-4).                                                                  --
 **4.2        Form of Indenture among Specialty Retailers, Inc., The First National Bank of Boston,
                as Trustee, and Palais Royal, Inc., as Guarantor, relating to the 10% Senior Notes due 2000 of Specialty Retailers, Inc. (including form of note) (Incorporated by
                Reference to Exhibit 4.2 of Registration No. 33-68258 on Form S-4).                         --
 **4.3        Form of Indenture among Specialty Retailers, Inc., The First National Bank of Boston,
                as Trustee, and Palais Royal, Inc., as Guarantor, relating to the 11% Senior Subordinated
                Notes due 2003 of Specialty Retailers, Inc. (including form of note) (Incorporated
                by Reference to Exhibit 4.3 on Registration No. 33-68258 on Form S-4).                      --
 **4.4        Form of Indenture between 3 Bealls Holding Corporation and Bankers Trust Company,
                as Trustee, relating to 3 Bealls Holding Corporation's 9% Subordinated Debentures
                due 2002 (Incorporated by Reference to Exhibit 4.2 of Registration No. 33-24571
                on Form S-4) and First Supplemental Indenture dated August 2, 1993 (Incorporated
                by Reference to Exhibit 4.4 of Registration No. 33-68258 on Form S-4).                      --
 **4.5        Form of Indenture between 3 Bealls Holding Corporation and IBJ Schroder Bank and
                Trust Company, as Trustee, relating to 3 Bealls Holding Corporation's 7% Junior
                Subordinated Debentures due 2002 (Incorporated by Reference to Exhibit 4.3 of
                Registration No. 33-24571 on Form S-4) and First Supplemental Indenture dated August
                2, 1993 (Incorporated by Reference to Exhibit 4.5 of Registration No. 33-68258
                on Form S-4).                                                                               --
 **4.6        Indenture by and between Specialty Retailers, Inc. and The First National Bank of
                Boston, as Trustee, relating to the 11% Series C and Series D Senior Subordinated
                Notes due 2003 of Specialty Retailers, Inc. dated July 27, 1995 (including form of note), (Incorporated by Reference to Exhibit 4.1 on Form 10-Q of Apparel Retailers,
                Inc., dated October 28, 1995).                                                              --
 **4.7        Form of Indenture among SRI Receivables Purchase Co., Inc., Specialty Retailers,
                Inc., as Administrative Agent, and Bankers Trust Company, as Trustee and Collateral
                Agent, relating to the 12.5% Trust Certificate-Backed Notes of SRI Receivables
                Purchase Co., Inc. (including form of note). (Incorporated by Reference to Exhibit
                4.1 on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).                            --
 **4.8        Amended and Restated Pooling and Servicing Agreement by and among SRI Receivables
                Purchase Co., Inc., Specialty Retailers, Inc. and Bankers Trust (Delaware) dated as of August 11, 1995 (Incorporated by Reference to Exhibit 4.6 on Form 10-Q of
                Apparel Retailers, Inc., dated October 28, 1995).                                           --


SEQUENTIAL
  EXHIBIT                                                                                                  PAGE
  NUMBER                                          EXHIBIT                                                 NUMBERS
----------                                        -------                                              ------------
**4.9         First Amendment to Amended and Restated Pooling and Servicing Agreement by and among
                SRI Receivables Purchase Co., Inc., Specialty Retailers, Inc. and Bankers Trust
                (Delaware), dated as of May 30, 1996 (Incorporated by Reference to Exhibit 4.2
                on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).                                --
**4.10        Amended and Restated Series 1993-1 Supplement among SRI Receivables Purchase Co.,
                Inc., Specialty Retailers, Inc. and Bankers Trust (Delaware) dated as of May 30,
                1996 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers,
                Inc., dated May 4, 1996).                                                                   --
**4.11        Amended and Restated Series 1993-2 Supplement among SRI Receivables Purchase Co.,
                Inc., Specialty Retailers, Inc. and Bankers Trust (Delaware) dated as of May 30,
                1996 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of Apparel Retailers,
                Inc., dated May 4, 1996).                                                                   --
**4.12        First Amendment to the Series 1993-2 Supplement and Revolving Certificate Purchase
                Agreement by and among Specialty Retailers, Inc., SRI Receivables Purchase Co.,
                Inc., Bankers Trust (Delaware) as Trustee for the SRI Receivables Master Trust,
                the financial institutions parties thereto and National Westminster Bank Plc, New
                York branch dated as of August 11, 1995 (Incorporated by Reference to Exhibit 4.5
                on Form 10-Q of Apparel Retailers, Inc., dated as of May 4, 1996).                          --
**4.13        Amended and Restated Series 1995-1 Supplement by and among SRI Receivables Purchase
                Co., Inc., Specialty Retailers, Inc. and Bankers Trust (Delaware) on behalf of the Series 1995- 1 Certificateholders dated as of May 30, 1996 (Incorporated by
                Reference to Exhibit 4.6 on Form 10-Q of Apparel Retailers, Inc., dated May 4,
                1996).                                                                                      --
**4.14        Amended and Restated Receivables Purchase Agreement among SRI Receivables Purchase
                Co., Inc. and Originators dated as of May 30, 1996 (Incorporated by Reference to
                Exhibit 4.7 on Form 10-Q of Apparel Retailers, Inc., dated May 4, 1996).                    --
**4.15        Certificate Purchase Agreements between SRI Receivables Purchase Co., Inc. and the
                Purchasers of the Series 1993-1 Offered Certificates (Incorporated by Reference
                to Exhibit 4.10 of Registration No. 33-68258 on Form S-4).                                  --
**4.16        Revolving Certificate Purchase Agreement between SRI Receivables Purchase Co., Inc., the Facility Agent and the Revolving Purchasers with respect to the Class A-R
                Certificates (Incorporated by Reference to Exhibit 4.11 of Registration No. 33-68258
                on Form S-4).                                                                               --
**4.17        Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal,
                Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated January 29, 1994 (Incorporated by Reference to Exhibit A of
                Current Report on Form 8-K of Apparel Retailers, Inc. dated February 9, 1994).              --
**4.18        First Amendment dated July 14, 1994 to Revolving Credit Agreement by and among Specialty
                Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.13 on Form 10-K of Apparel Retailers, Inc. dated January
                28, 1995).                                                                                  --
**4.19        Second Amendment dated October 31, 1994 to Revolving Credit Agreement by and among
                Specialty Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston,
                as agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.14 on Form 10-K of Apparel Retailers, Inc.
                dated January 28, 1995).                                                                    --

 0
SEQUENTIAL
  EXHIBIT                                                                                                  PAGE
  NUMBER                                          EXHIBIT                                                NUMBERS
----------                                        -------                                              ------------
**4.20        Third Amendment dated January 5, 1995 to Revolving Credit Agreement by and among
                Specialty Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston,
                as agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.15 on Form 10-K of Apparel Retailers, Inc.
                dated January 28, 1995).                                                                    --
**4.21        Fourth Amendment dated March 31, 1995 to Revolving Credit Agreement by and among
                Specialty Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston,
                as agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.16 on Form 10-K of Apparel Retailers, Inc.
                dated January 28, 1995).                                                                    --
**4.22        Fifth Amendment dated July 7, 1995 to Revolving Credit Agreement by and among Specialty
                Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston, as
                agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.2 on Form 10-Q of Apparel Retailers, Inc.,
                dated October 28, 1995).                                                                    --
**4.23        Sixth Amendment dated July 27, 1995 to Revolving Credit Agreement by and among Specialty
                Retailers, Inc., Palais Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated as of January 28, 1994 (Incorporated by Reference to Exhibit 4.3 on Form 10-Q of Apparel Retailers, Inc., dated October
                28, 1995).                                                                                  --
**4.24        Seventh Amendment dated February 1, 1996 to Revolving Credit Agreement by and among
                Specialty Retailers, Inc., Palais Royal, Inc., and the First National Bank of Boston,
                as agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.8 on Form 10-Q of Apparel Retailers, Inc.,
                dated as of May 4, 1996).                                                                   --
**4.25        Eighth Amendment dated as of May 30, 1996 to Revolving Credit Agreement by and among
                Specialty Retailers, Inc., Palais Royal, Inc. and The First National Bank of Boston,
                as agent for itself and other financial institutions dated as of January 28, 1994
                (Incorporated by Reference to Exhibit 4.9 on Form 10-Q of Apparel Retailers, Inc.,
                dated May 4, 1996).                                                                         --
**4.26        Seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais
                Royal, Inc. and the First National Bank of Boston, as agent for itself and other financial institutions dated March 31, 1995 (Incorporated by Reference to Exhibit
                4.17 on Form 10-K of Apparel Retailers, Inc. dated January 28, 1995).                       --
**4.27        First Amendment dated July 7, 1995 to the seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc., and the First National
                Bank of Boston, as agent for itself and other financial institutions dated March
                31, 1995 (Incorporated by Reference to Exhibit 4.4 on Form 10-Q of Apparel Retailers,
                Inc., dated October 28, 1995).                                                              --
**4.28        Second Amendment dated July 27, 1995 to the seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc., and the First National
                Bank of Boston, as agent for itself and other financial institutions dated March
                31, 1995 (Incorporated by Reference to Exhibit 4.5 on Form 10-Q of Apparel Retailers,
                Inc., dated October 28, 1995).                                                              --
**4.29        Third Amendment dated February 1, 1996 to the seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc., and the First National
                Bank of Boston, as agent for itself and other financial institutions dated March
                31, 1995 (Incorporated by Reference to Exhibit 4.10 on Form 10-Q of Apparel Retailers,
                Inc., dated as of May 4, 1996).                                                             --


SEQUENTIAL
  EXHIBIT                                                                                                   PAGE
  NUMBER                                          EXHIBIT                                                  NUMBERS
----------                                        -------                                                ------------
 **4.30       Fourth Amendment dated as of May 30, 1996 to the seasonal Revolving Credit Agreement by and among Specialty Retailers, Inc., Palais Royal, Inc. and The First National
                Bank of Boston, as agent for itself and other financial institutions dated as of
                March 31, 1995 (Incorporated by Reference to Exhibit 4.11 on Form 10-Q of Apparel
                Retailers, Inc., dated May 4, 1996).                                                        --
 **4.31       Certificate Purchase Agreement among SRI Receivables Purchase Co., Inc., Specialty
                Retailers, Inc. and the Certificate Purchaser dated as of August 11, 1995 (Incorporated by Reference to Exhibit 4.9 on Form 10-Q of Apparel Retailers, Inc., dated October
                28, 1995).                                                                                  --
 **5.1        Opinion of Kirkland and Ellis.                                                                --
**10.1        Purchase Agreement dated July 22, 1993 by and among Apparel Retailers, Inc., Specialty
                Retailers, Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Bear,
                Stearns & Co. Inc. relating to the sale of Apparel Retailers, Inc. 12 3/4% Senior
                Discount Debentures due 2005 (Incorporated by Reference to Exhibit 10.1 of Registration
                No. 33-68258 on Form S-4).                                                                  --
**10.2        Registration Rights Agreement dated August 2, 1993 by and among Apparel Retailers,
                Inc., Donaldson, Lufkin & Jenrette Securities Corporation and Bear, Stearns & Co.
                Inc. relating to the sale of Apparel Retailers, Inc. 12 3/4% Senior Discount Debentures
                due 2005 (Incorporated by Reference to Exhibit 10.2 of Registration No. 33-68258
                on Form S-4).                                                                               --
**10.3        Senior Management Agreement and Stock Option Agreement between Specialty Retailers,
                Inc., Bain Venture Capital, Citicorp Venture Capital, Ltd., and Bernard Fuchs,
                dated as of May 26, 1989 (Incorporated by Reference to Exhibit 10.8 of Registration
                No. 33-27714 on Form S-1) and Amendment to Senior Management Agreement and Stock
                Option Agreement dated February 1, 1993 (Incorporated by Reference to Exhibit 10.3
                of Registration No. 33-68258 on Form S-4).                                                  --
**10.4        Equity Stock Purchase Agreement by and among Specialty Retailers, Inc., Tyler Capital
                Fund, L.P. Tyler Massachusetts, L.P., Tyler International, L.P.-I, Tyler
                International, L.P.-II, Bain Venture Capital, Citicorp Capital Investors, Ltd.,
                Acadia Partners, L.P., Drexel Burnham Lambert Incorporated, and certain other
                Purchasers, dated as of December 28, 1988 (Incorporated by Reference to Exhibit
                10.9 of Registration No. 33-27714 on Form S-1) and Amendments to Equity Stock Purchase
                Agreement dated September 21, 1992 and August 2, 1993 (Incorporated by Reference
                to Exhibit 10.4 of Registration No. 33-68258 on Form S-4).                                  --
**10.5        Registration Agreement by and among Specialty Retailers, Inc., Tyler Capital Fund,
                L.P. Tyler Massachusetts, L.P., Tyler International, L.P.-I, Tyler International,
                L.P.-II, Bain Venture Capital, Citicorp Capital Investors, Ltd., Acadia Partners,
                L.P., Drexel Burnham Lambert Incorporated, and certain other Purchasers, dated as of December 29, 1988 (Incorporated by Reference to Exhibit 10.10 of Registration
                No. 33-27714 on Form S-1) and Amendment to Registration Agreement dated August
                2, 1993 (Incorporated by Reference to Exhibit 10.5 of Registration No. 33-68258
                on Form S-4).                                                                               --
**10.6        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of August
                2, 1982 (Incorporated by Reference to Exhibit 10.11 of Registration No. 33-27714
                on Form S-1).                                                                               --
**10.7        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March
                15, 1979, as amended (Incorporated by Reference to Exhibit 10.12 of Registration
                No. 33-27714 on Form S-1).                                                                  --


SEQUENTIAL
  EXHIBIT                                                                                                 PAGE
  NUMBER                                          EXHIBIT                                                NUMBERS
----------                                        -------                                             ------------
**10.8        Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November
                7, 1978, as amended (Incorporated by Reference to Exhibit 10.13 of Registration
                No. 33-27714 on Form S-1).                                                                  --
**10.9        Lease Agreement between PR Investments and Palais Royal, Inc., dated October 4, 1983, as amended (Incorporated by Reference to Exhibit 10.14 of Registration No. 33-27714
                on Form S-1).                                                                               --
**10.10       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of December
                21, 1983, as amended (Incorporated by Reference to Exhibit 10.15 of Registration
                No. 33-27714 on Form S-1).                                                                  --
**10.11       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of March
                21, 1985, as amended (Incorporated by Reference to Exhibit 10.16 of Registration
                No. 33-27714 on Form S-1).                                                                  --
**10.12       Lease Agreement between PR Investments and Palais Royal, Inc., dated as of November
                22, 1985, as amended (Incorporated by Reference to Exhibit 10.17 of Registration
                No. 33-27714 on Form S-1).                                                                  --
**10.13       Apparel Retailers, Inc. Stock Option Plan (Incorporated by Reference to Exhibit 10.13
                to Registration No. 33-68258 on Form S-4).                                                  --
**10.14       Form of Stock Option Agreement between Apparel Retailers, Inc. and Executive to be named therein (Incorporated by Reference to Exhibit 10.14 to Registration No. 33-68258
                on Form S-4).                                                                               --
**10.15       Form of Management Agreement by an among Specialty Retailers, Inc., the Bain Entities,
                Citicorp Venture Capital, Ltd. and Executive to be named therein (Incorporated by Reference to Exhibit 10.22 of Registration No. 33-32045 on Form S-1) and Form
                of First Amendment (Incorporated by Reference to Exhibit 10.15 to Registration
                No. 33-68258 on Form S-4).                                                                  --
**10.16       Professional Services Agreement between Specialty Retailers, Inc. and Bain Capital
                Partners (Incorporated by Reference to Exhibit 10.21 of Registration No. 33-54504
                on Form S-1).                                                                               --
**10.17       Employment Agreement between Specialty Retailers, Inc. and Carl E. Tooker dated June
                9, 1993 (Incorporated by Reference to Exhibit 10.17 to Registration No. 33-68258
                on Form S-4).                                                                               --
**10.18       Stock Option Agreement between Specialty Retailers, Inc. and Carl E. Tooker dated
                June 9, 1993 (Incorporated by Reference to Exhibit 10.18 to Registration No. 33-68258
                on Form S-4).                                                                               --
**10.19       Purchase agreement dated September 2, 1994 by and among Palais Royal, Inc. and
                Beall-Ladymon Corporation relating to the sale of certain assets of Beall-Ladymon
                Corporation (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel
                Retailers, Inc., dated July 30, 1994).                                                      --
**10.20       Purchase Agreement dated July 20, 1995 by and among Specialty Retailers, Inc., Donaldson,
                Lufkin & Jenrette Securities Corporation, relating to the sale of the Company's
                11% Series C Senior Subordinated Notes due 2003 (Incorporated by Reference to Exhibit
                10.1 on Form 10-Q of Apparel Retailers, Inc., dated October 28, 1995).                      --
**10.21       Registration Rights Agreement dated July 27, 1995 by and between Specialty Retailers,
                Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, relating to the sale of the Company's 11% Series C Senior Subordinated Notes due 2003 (Incorporated
                by Reference to Exhibit 10.2 on Form 10-Q of Apparel Retailers, Inc., dated October
                28, 1995).                                                                                  --
**10.22       Employment Agreement between Mark Shulman and Specialty Retailers, Inc., dated as of January 8, 1994 (Incorporated by Reference to Exhibit 10.1 on Form 10-Q of Apparel
                Retailers, Inc., dated April 29, 1995).                                                     --


SEQUENTIAL
  EXHIBIT                                                                                                  PAGE
  NUMBER                                          EXHIBIT                                                NUMBERS
----------                                        -------                                              ------------
 **10.23      Stock Option Agreement between Mark Shulman and Apparel Retailers, Inc., dated as of January 31, 1994 (Incorporated by Reference to Exhibit 10.2 on Form 10-Q of
                Apparel Retailers, Inc., dated April 29, 1995).                                             --
 **10.24      Employment Agreement between James Marcum and Specialty Retailers, Inc., dated as of May 15, 1995 (Incorporated by Reference to Exhibit 10.3 on Form 10-Q of Apparel
                Retailers, Inc., dated April 29, 1995).                                                     --
 **10.25      Employment Agreement between Stephen Lovell and Specialty Retailers, Inc., dated as of May 19, 1995 (Incorporated by Reference to Exhibit 10.4 on Form 10-Q of Apparel
                Retailers, Inc., dated April 29, 1995).                                                     --
 **10.26      Agency Agreement between Specialty Retailers, Inc. and Palais Royal, Inc. dated January
                29, 1995 (Incorporated by Reference to Exhibit 10.26 on Form 10-K of Apparel Retailers,
                Inc., dated February 3, 1996).
 **10.27      Securities Purchase Agreement among Palais Royal, Inc. and certain selling stockholders of Uhlmans, Inc. dated May 9, 1996 (Incorporated by Reference to Exhibit 10.1 on
                Form 10-Q of Stage Stores, Inc., dated June 12, 1996.                                      --
***12.1       Statement Regarding Computation of Ratio of Earnings to Fixed Charges.                       --
 **21.1       List of Registrant's Subsidiaries (Incorporated by Reference to Exhibit 21.1 to
                Registration No. 33-68258 on Form S-4).                                                    --
***23.1       Consent of Price Waterhouse LLP.                                                             --
***23.2       Consent of Ernst & Young LLP.                                                                --
 **23.3       Consent of Kirkland & Ellis (included in opinion filed as Exhibit 5.1).                      --
***24.1       Powers of attorney (included in signature page included in this Part II).


---------------
 ** Previously filed.
*** Filed herewith.

                                                                    EXHIBIT 12.1

                              STAGE STORES, INC.
                      RATIO OF EARNINGS TO FIXED CHARGES
                            (dollars in thousands)

                                                                  Fiscal Year                                 Six Months Ended
                                         -------------------------------------------------------------   -------------------------
                                                                                                           July 29,      August 3,
                                            1991        1992        1993         1994          1995          1995          1996
                                           --------      ----      --------      --------     --------      --------     ---------
Income before extraordinary income           $3,961   $12,235       $13,426       $6,630       $10,730       $2,659      $3,520
Minority interest in Bealls Holding             749       --         --            --            --            --            --
Income tax expense                            3,993     8,340         7,569        4,317         6,767        1,885       2,396
                                           --------      ----      --------      --------     --------      --------     ------
Income before income tax, minority
  interest and extraordinary item             8,703    20,575        20,995       10,947        17,497        4,544       5,916
                                           ========      ====      ========      ========     ========      ========     ======
Fixed charges charged to expense:
Rental expense (1)                            7,275     7,575         8,803        8,879        10,051        4,726       5,315
Interest expense                             33,928    32,384        37,607       41,694        44,770       21,636      24,296
Dividend and accretion on redeemable
  preferred stock of subsidiary                 749       --         --            --            --            --            --
                                           --------      ----      --------      --------     --------      --------    -------
Total fixed charges charged to
  expense                                    41,952    39,959        46,410       50,573        54,821       26,362      29,611
                                           --------      ----      --------      --------     --------      --------    -------
Income before income tax, minority
  interest, extraordinary item and
  fixed charges charged to expense          $50,655   $60,534       $67,405      $61,520       $72,318      $30,906     $35,527
                                           ========      ====      ========      ========     ========      ========    =======
Fixed charges charged to accruals:
Rental expense (1)                             $898      $803          $298         $446        $1,516       $1,283
   $243
Interest expense                                667       381        --            --            --            --           --
                                           --------      ----      --------      --------     --------      --------    -------
Total fixed charges charged to
  accruals                                    1,565     1,184           298          446         1,516        1,283         243
                                           --------      ----      --------      --------     --------      --------    -------
Total fixed charges                         $43,517   $41,143       $46,708      $51,019       $56,337      $27,645
   $29,854
                                           ========      ====      ========      ========     ========      ========    =======
Ratio of earnings to fixed charges             1.16      1.47          1.44         1.21          1.28         1.12        1.19
                                           ========      ====      ========      ========     ========      ========    =======

---------------
(1) Rental expense comprises one-third of all rental expenses incurred during the period.
    This is deemed by management to be representative of the interest factor of rental payments.

                                                                    EXHIBIT 23.1

                      CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the use in the Prospectus constituting part of Amendment No. 3 to this Registration Statement on Form S-1 of our report dated March 15, 1996, relating to the financial statements of Stage Stores, Inc. which appears in such Prospectus. We also consent to the application of such report to the Financial Statement Schedules for the period and two years ended February 3, 1996 listed under Item 16(b) of this Registration Statement when such schedules are read in conjunction with the financial statements referred to in our report. The audits referred to in such report also included these schedules. We also consent to the references to us under the headings "Experts" in such Prospectus.


PRICE WATERHOUSE LLP


Houston, Texas September 27, 1996

                                                                    EXHIBIT 23.2

                       CONSENT OF INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" and to the use of our report dated March 22, 1996, with respect to the financial statements of Uhlmans Inc. included in the Registration Statement (Form S-1 No. 333-5855) and related prospectus of Stage Stores, Inc. for the registration of 10,000,000 shares of its common stock.


                                            Ernst & Young LLP


Toledo, Ohio September 27, 1996